OLLIE'S®
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May 1, 2025

Letter from our President & Chief Executive Officer:

Dear Fellow Shareholders,

As just the fourth CEO of Ollie's in over 42-years of existence, I consider it an honor and a privilege to be serving as its leader.

Ollie's is a special company that was founded around one simple purpose: to save customers money on high-quality brand name consumer products. We have stayed true to this purpose and built a culture and operating model around fulfilling this purpose. We sell "Good Stuff Cheap. Real Brands, Real Bargains!" at prices typically 20% to 70% below traditional retailers. This commitment to our customers has never been more important, as consumers continue to look for ways to stretch their hard-earned dollars during a time of rising costs and inflationary pressures.

Ollie's is built for this environment. Our constantly changing merchandise assortment is procured by a highly experienced and long-tenured merchant team, who leverage deep, long-standing vendor relationships with hundreds of major manufacturers, wholesalers, distributors, brokers, and retailers. These relationships enable our merchant team to find and select only the best products from a broad range of brand name closeout product offerings and to pass drastically reduced prices along to our customers.

Our store layouts are designed with this product assortment in mind. We make it easy for our customers to shop our stores by displaying our frequently changing assortment of products on rolling tables, pallets, and other display fixtures. Historically, we have expanded our store base by opening new stores organically. More recently, we also have increased our store base through the acquisition of select store leases of bankrupt and distressed retailers, either through a bankruptcy store auction process, or otherwise. We follow a contiguous unit growth strategy that combines backfilling existing markets and states with entering new markets and states in a contiguous manner.

Fiscal 2024 was another strong year for Ollie's, with many highlights and achievements. Net sales of $2.3 billion increased approximately 10% when excluding the impact of the 53rd week in the previous year. Net income per diluted share was $3.23, and when excluding excess tax benefits related to stock-based compensation and the one-time equity awards resulting from the modification of existing equity awards for our Executive Chairman, adjusted net income per share increased 13% to $3.28. In addition to this, we expanded our operating margin by 20 basis points to 11.0% and generated over $227 million in cash from operations. We opened our fourth distribution center in Princeton, Illinois, thereby expanding our distribution capacity to approximately 750 stores and supporting our store growth in the Midwest. We launched a co-branded Ollie's Visa card that carries no fees of any kind and provides additional benefits to our Ollie's Army loyalty program. We opened 50 new stores, ending the fiscal year with a total of 559 stores across 31 states. And finally, we acquired store leases through several bankruptcy auction processes, laying the foundation for our accelerated growth in fiscal 2025 and beyond.

At a time when consumers need it most, we are delivering unprecedented value through an ever-changing assortment that combines quality, national brands, and pricing in a way that can only be found at Ollie's. With so many other retailers closing stores or going bankrupt in the past few years, there are a lot of abandoned customers, merchandise, real estate, and talent in the marketplace. We think there is a unique opportunity to take on some of these assets in a manner that strengthens our competitive positioning, broadens our footprint, and bolsters shareholder returns for years to come. With our expanded supply chain, flexible and resilient operating model, fortress balance sheet, and committed associates, we are ready.

WE ARE… OLLIE'S!

Sincerely,

Eric van der Valk
President, Chief Executive Officer, and Director

This letter and accompanying Proxy Statement include forward-looking statements, including related to our near-term strategic goals and capabilities. Generally speaking, any statement in this Proxy Statement not based upon historical fact is a forward-looking statement. Forward-looking statements can also be identified by the use of words such as "could," "should," "can," "aim," "estimate," "forecast," "intend," "may," "will," "expect," "believe," "anticipate," "plan," and "potential," or similar expressions. In particular, statements regarding the Company's plans, strategies, prospects and expectations regarding its business and industry, are forward-looking statements. They reflect expectations, are not guarantees of performance and speak only as of the dates the statements are made. These forward-looking statements involve a number of risks and uncertainties. Please refer to "Cautionary Note Regarding Forward-Looking Statements" in our Annual Report on Form 10-K for the fiscal year ended February 1, 2025, filed with the Securities and Exchange Commission on March 26, 2025 for a discussion of factors that could cause actual results to differ from those in the forward-looking statements. Except as required by law, the Company does not undertake to update such forward-looking statements. You should not rely unduly on forward-looking statements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Form 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 1, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: 001-37501

Ollie's Bargain Outlet Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	80-0848819
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

6295 Allentown Boulevard Suite 1 Harrisburg, Pennsylvania	17112
(Address of principal executive offices)	**(Zip Code)**

(717) 657-2300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 par value	OLLI	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicated by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of August 2, 2024 (the last business day of the registrant's most recently completed second fiscal quarter), based on the closing sale price per share as reported by the NASDAQ Stock Market LLC on such date, was approximately $5.9 billion. For purposes of this calculation only, the registrant has excluded all shares held in the treasury or that may be deemed to be beneficially owned by executive officers and directors of the registrant. By doing so, the registrant does not concede that such persons are affiliates for purposes of federal securities laws.

The number of outstanding shares of the registrant's common stock, $0.001 par value, as of March 21, 2025 was 61,251,018.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2025 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed pursuant to Regulation 14A within 120 days after the end of the 2024 fiscal year, are incorporated by reference into Part III of this Form 10-K.

Auditor Name: KPMG LLP	Auditor Location: Harrisburg, PA	Auditor Firm ID: 185

Cautionary note regarding forward-looking statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as ''could,'' ''may,'' ''might,'' ''will,'' ''likely,'' ''anticipates,'' ''intends,'' ''plans,'' ''seeks,'' ''believes,'' ''estimates,'' ''expects,'' ''continues,'' ''projects'' and similar references to future periods, prospects, financial performance, and industry outlook. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, such as those contained in ''Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,'' included elsewhere in this Annual Report on Form 10-K.

Forward-looking statements are based on our current expectations and assumptions regarding our business, capital market conditions, the economy, and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national, or global political, economic, business, competitive, market and regulatory conditions, including, but not limited to, supply chain challenges, legislation, national trade policy, and the following:

- our failure to adequately procure and manage our inventory, anticipate consumer demand, or achieve favorable product margins;

- changes in consumer confidence and spending;

- risks associated with our status as a ''brick and mortar only'' retailer and our lack of operations in the growing online retail marketplace;

- risks associated with intense competition;

- our failure to open new profitable stores, or successfully enter new markets, on a timely basis or at all;

- fluctuations in comparable store sales and results of operations, including on a quarterly basis;

- factors such as inflation, cost increases and energy prices;

- the risks associated with doing business with international manufacturers and suppliers including, but not limited to, potential increases in tariffs and trade sanctions on imported goods and international trade disputes;

- our inability to operate our stores due to civil unrest and related protests or disturbances;

- our failure to properly hire and to retain key personnel and other qualified personnel;

- changes in market levels of wages;

- risks associated with cybersecurity events, and the timely and effective deployment, protection, and defense of computer networks and other electronic systems, including e-mail;

- our inability to obtain favorable lease or acquisition terms for our properties;

- the failure to timely acquire, develop, open and operate, or the loss of, or disruption or interruption in the operations of, any of our centralized distribution centers;

- risks associated with litigation, including the expense of defense, and potential for adverse outcomes;

- our inability to successfully develop or implement our marketing, advertising and promotional efforts;

- the seasonal nature of our business;

- risks associated with natural disasters, and severe weather events;

- risks associated with outbreak of viruses, global health epidemics, pandemics, or widespread illness;

- changes in government regulations, procedures and requirements, including as a result of executive orders and other policies promulgated by the current presidential administration; and

- our ability to service indebtedness and to comply with our financial covenants.

See "Item 1A. Risk Factors" for a further description of these and other factors that could cause our actual results to differ materially from those contemplated by the forward-looking statements. For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this Annual Report on Form 10-K. Any forward-looking statement made by us in this annual report speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law. You are advised, however, to consult any further disclosures we make on related subjects in our public announcements and Securities and Exchange Commission ("SEC") filings.

Ollie's Bargain Outlet Holdings, Inc. operates on a fiscal year, consisting of the 52- or 53-week period ending on the Saturday nearer January 31 of the following calendar year. References to "2024," "2023" and "2022" represent the 2024 fiscal year ended February 1, 2025, the 2023 fiscal year ended February 3, 2024, and the 2022 fiscal year ended January 28, 2023, respectively. 2024 consisted of 52-weeks, 2023 consisted of 53-weeks and 2022 consisted of 52-weeks. References to "2025" refer to the 52-week fiscal year ending January 31, 2026.

In this report, the terms "Ollie's," the "Company," "we," "us" or "our" mean Ollie's Bargain Outlet Holdings, Inc. and its wholly owned subsidiaries, unless the context indicates otherwise.

PART I

Item 1.   Business.

Our company

Ollie's is America's largest retailer of closeout merchandise and excess inventory. Our stores sell name brand household related items that consumers use in their everyday lives at prices that are typically 20% to 70% below traditional retailers. Known for our assortment of products offered as ''Good Stuff Cheap,'' we offer customers a broad selection of brand name products, including housewares, bed and bath, food, floor coverings, health and beauty aids, books and stationery, toys and electronics. Our differentiated go-to market strategy is characterized by a unique, fun and engaging treasure hunt shopping experience, compelling customer value proposition and witty, humorous in-store signage, and advertising campaigns. These attributes have driven our rapid growth and strong and consistent store performance.

Ollie's was founded based on the idea that ''everyone in America loves a bargain.'' Since opening our first store in Mechanicsburg, PA in 1982, Ollie's has been offering customers high quality brand name products at drastically reduced prices through the buying and selling of closeout merchandise and excess inventory. Historically, we have expanded our store base by opening new stores organically. More recently, we have expanded our store base through acquiring former store locations of bankrupt retailers through the bankruptcy store auction process. We follow a contiguous unit growth strategy that combines backfilling existing markets and states with entering new markets and states in a contiguous manner. As of February 1, 2025 we have grown to 559 stores in 31 states. Our no-frills, ''semi-lovely'' warehouse style stores average approximately 32,000 square feet and generate consistently strong financial returns across all vintages, geographic regions, population densities, demographic groups, real estate formats and regardless of any co-tenant. Our business model has resulted in positive financial performance during strong and weak economic cycles.

The closeout industry is large, highly fragmented, and growing. Fueling the growth is the consolidation of retailers and manufacturers around the globe. Larger retailers are being supplied by larger manufacturers and this is leading to larger order and product flows. In addition, manufacturers are constantly developing and introducing new products, new packaging, and working around endless changes and disruptions in the marketplace and supply chain. This is driving growth in the number of products being offered for sale by manufacturers at closeout-type prices. At the same time, the retail side of the closeout industry is highly fragmented, with many independent operators and small format stores.

Our constantly changing merchandise assortment is procured by a highly experienced merchant team, who leverage deep, long-standing relationships with hundreds of major manufacturers, wholesalers, distributors, brokers, and retailers. These relationships enable our merchant team to find and select only the best buys from a broad range of brand name closeout product offerings and to pass drastically reduced prices along to our customers. As we grow, we believe our increased scale has provided and will continue to provide us with even greater access to brand name products as larger manufacturers seek larger buyers capable of acquiring an entire deal. Our merchant team augments these deals with directly sourced products, including Ollie's own private label brands and other products exclusive to Ollie's.

Our business model has produced consistently strong growth and financial performance. From 2020 through 2024:

- Our store base expanded from 388 stores to 559 stores, a compound annual growth rate, or CAGR, of 9.5% and we entered six new states;

- Comparable store sales grew at an average rate of 2.0% per year; and

- Net sales increased from $1.809 billion to $2.272 billion, a CAGR of 5.9%.



Total Stores at Fiscal Year End
388
431
468
512
559
+9.5% CAGR
2020
2021
2022
2023
2024
Net Sales and Comparable Store Sales (CSS)
(dollars in billions)
$1.809
$1.753
$1.827
$2.103
$2.272
+5.9% CAGR
2020
2021
2022
2023 (1)
2024
CSS: 15.6% (11.1)% (3.0)% 5.7% 2.8%

(1) 2023 consisted of 53 weeks compared with 52 weeks in the prior-year periods.

Our competitive strengths

We believe the following strengths differentiate us from our competitors and serve as the foundation for our current and future growth:

"Good Stuff Cheap"—Ever changing product assortment of national branded products at drastically reduced prices. We sell a wide assortment of household goods. Our focus is on national branded products that consumers know and recognize. Our stores offer something for everyone across a diverse range of merchandise categories at prices typically 20% to 70% off traditional retailers. Our product assortment frequently changes based on the wide variety of deals available from the hundreds of brand name suppliers we have relationships with. We augment these opportunistic deals on brand name merchandise with directly-sourced unbranded products or those under our own private label brands and exclusively licensed recognizable brands and celebrity names. Brand name closeout merchandise represented approximately 65% and non-closeout goods and private label products collectively represented approximately 35% of the retail value of our 2024 merchandise purchases. Our treasure hunt shopping environment and slogan "when it's gone, it's gone" help to instill a "shop now" sense of urgency that encourages frequent customer visits.

Our long history, growing size and scale and highly experienced merchant team. Since our founding in 1982, Ollie's has been offering customers high quality brand name products at drastically reduced prices through the buying and selling of closeout merchandise and excess inventory. We have built our people, process and systems from the ground up around the buying and selling of closeout merchandise and excess inventory. As we grow, we believe our increased scale provides us with even greater access to brand name closeout products as larger manufacturers seek larger buyers. Our merchant team maintains strong, long-standing relationships with a diverse group of suppliers, allowing us to procure branded merchandise at compelling values for our customers. We have been doing business with our top 15 suppliers for an average of over 15 years. Our well-established relationships with our suppliers, together with our scale, buying power, financial credibility and responsiveness, often make Ollie's the first call for available deals. Our direct relationships with our suppliers have increased as we have grown and we continuously strive to broaden our supplier network. These factors provide us with increased access to goods, which enable us to be more selective in our deal-making and, we believe, help us provide compelling value and assortment of goods to our customers and fuel our continued profitable growth.

Distinctive brand and engaging shopping experience. Our distinctive and often self-deprecating humor and highly recognizable caricatures are used in our stores, flyers, mailers, website, email campaigns, and digital marketing. We attempt to make our customers laugh as we poke fun at ourselves and current events. We believe this approach creates a strong connection to our brand and sets us apart from other, more traditional retailers. Our "semi-lovely" stores feature these same brand attributes together with witty signage in a warehouse format that creates a fun, relaxed and engaging shopping environment. We believe that by disarming our customers by getting them to giggle a bit, they are more likely to look at and trust our products for what they are—extremely great bargains. We offer a "30-day no hard time guarantee" as a means to overcome any skepticism associated with our cheap prices and to build trust and loyalty, because if our customers are not happy, we are not happy. We welcome customers to bring back their merchandise within that timeframe for a "no hard time" full refund. We also make it easy for our customers to browse our stores by displaying our products on easily accessible fixtures and by keeping the stores clean and well-lit. We

believe our humorous brand image, compelling values and welcoming stores resonate with our customers and define Ollie's as a unique and comfortable destination shopping location.

Extremely loyal "Ollie's Army" customer base. Our best customers are members of our Ollie's Army customer loyalty program, which stands at 15.1 million members as of February 1, 2025. For 2024, over 82% of our sales were from Ollie's Army members, and we grew our base of loyal members by 8.3% in 2024. Ollie's Army members spend approximately 40% more per shopping trip at Ollie's than non-members. We identify our target customer as "anyone age 25 or older with a wallet or a purse" seeking a great bargain.

Opportunistic real estate strategy with strong and consistent store model built for growth. We employ a proven new store model that generates strong cash flow, consistent financial results and attractive returns on investment. Our highly flexible real estate approach has proven successful across all vintages, geographic regions, population densities, demographic groups, real estate formats and regardless of any co-tenant. New stores have consistently opened strong, with higher net sales in their first 12 months of operations, than average existing stores due to the brand excitement surrounding grand openings and produced an average payback period of approximately two years. We believe that our consistent store performance, strategically-located distribution centers, and disciplined approach to site selection support the portability and predictability of our growth strategy.

Highly experienced and passionate management team. Our leadership team has guided our organization through its expansion and positioned us for continued growth. We have assembled a talented and dedicated team of executives. Our senior executives possess extensive experience across a broad range of disciplines, including merchandising, marketing, real estate, finance, store operations, supply chain management, and information technology. We believe by encouraging equity ownership and fostering a strong team culture, we have aligned the interests of our executives with those of our stockholders. We believe these factors result in a cohesive team focused on sustainable long-term growth.

Our growth strategy

We plan to continue to drive growth in sales and profitability by executing on the following strategies:

Grow our store base. We believe our compelling value proposition and the success of our stores across a broad range of geographic regions, population densities, and demographic groups create a significant opportunity to profitably increase our store count. Our internal estimates and third-party research conducted by Hoffman Strategy Group indicate the potential for more than 1,300 national locations. Our new store real estate model is flexible and focuses predominately on second generation sites ranging in size from 25,000 to 35,000 square feet. We believe there is an ample supply of suitable low-cost, second generation real estate to allow us to infill within our existing markets as well as to expand into new, contiguous geographies. This approach leverages our distribution infrastructure, field management team, store management, marketing investments and brand awareness. We expect our new store openings to be the primary driver of our continued, consistent growth in sales and profitability.

Increase our offerings of great bargains. We will continue to enhance our supplier relationships and develop additional sources to acquire brand name closeout products for our customers. Our direct buying relationships with many major manufacturers, wholesalers, distributors, brokers, and retailers provide us with significant opportunities to expand our ever-changing assortment of brand name closeout merchandise at extreme values. As we continue to grow, we believe our increased scale will provide us with even greater access to brand name closeout products as major manufacturers seek a single buyer to acquire an entire deal. We plan to further invest in our merchandising team in order to expand and enhance our sourcing relationships and product categories, which we expect will drive shopping frequency and increase customer spending.

Leverage and expand Ollie's Army. We intend to recruit new Ollie's Army members and increase their frequency of store visits and spending by enhancing our distinctive, fun and recognizable marketing programs, building brand awareness, further rewarding member loyalty and utilizing more sophisticated data-driven targeted marketing. In an effort to expand the benefits available to our Customers under the Ollie's Army loyalty program the Company launched a co-branded credit card which provides Ollie's loyalty program members additional points whenever they use their Ollie's card for purchases at Ollie's and anywhere the co-branded card is accepted. We believe these strategies, coupled with a larger store base, will enable us to increase the amount of sales driven by loyal Ollie's Army customers seeking the next great deal.

Segments

We operate in one reporting segment. See Note 12, "Segment Reporting and Entity-Wide Information," to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Our merchandise

Strategy

We sell a wide assortment of household goods. Our focus is on national branded products that consumers know and recognize. We offer a highly differentiated, constantly evolving assortment of brand name merchandise across a broad range of categories at drastically reduced prices. Our ever-changing assortment of "Good Stuff Cheap" includes brand name closeout merchandise from leading manufacturers. We augment our brand name merchandise with opportunistic purchases of unbranded goods and our own domestic and direct-import private label brands in underpenetrated categories to further enhance the assortment of products that we offer. Brand name closeout merchandise represented approximately 65% and non-closeout goods and private label products collectively represented approximately 35% of the retail value of our 2024 merchandise purchases. We believe our compelling value proposition and the unique nature of our merchandise offerings have fostered our customer appeal across a variety of demographics and socioeconomic profiles.

Our warehouse format stores feature a broad number of categories including housewares, bed and bath, food, floor coverings, health and beauty aids, books and stationery, toys, and electronics as well as other products including hardware, candy, clothing, sporting goods, pet and lawn and garden products. We focus on buying cheap to sell cheap and source products as unique buying opportunities present themselves. Our merchandise mix is designed to combine unique and brand name bargains at extremely attractive price points. This approach results in frequently changing product assortments and localized offerings that encourage shopper frequency and a "shop now" sense of urgency as customers hunt to discover the next deal.

The common element of our dynamic merchandise selection is the consistent delivery of great deals to our customers, with products offered at prices typically 20 to 70% off traditional retailers. Our product price tags allow customers to compare our competitor's price against Ollie's price to further highlight the savings they can realize by shopping at our stores.

Product categories and mix

Examples of our product offerings include:

- *Housewares:* cooking utensils, dishes, appliances, plastic containers, cutlery, paper goods, storage and garbage bags, detergents and cleaning supplies, cookware and glassware, candles, hardware, frames, and giftware;

- *Bed and bath:* household goods including bedding, towels, curtains, and associated hardware;

- *Food:* packaged food including coffee, bottled non-carbonated beverages, salty snacks, candy, condiments, sauces, spices, dry pasta, canned goods, cereal, and cookies;

- *Floor coverings:* laminate flooring, commercial and residential carpeting, area rugs, and floor mats;

- *Books and stationery:* novels, children's, how-to, business, cooking, inspirational and coffee table books, greeting cards and various office supplies;

- *Electronics:* home electronics, cellular accessories, and as seen on television;

- *Toys:* dolls, action figures, puzzles, educational toys, board games, and other related items;

- *Health and beauty aids:* personal care, hair care, oral care, health and wellness, over-the-counter medicine, first aid, sun care, and personal grooming;

- *Seasonal:* summer furniture, air conditioners, fans and space heaters, and lawn & garden; and

- *Other:* clothing, sporting goods, pet products, luggage, and automotive.

The following table shows the breakdown of our product offerings as a percentage of net sales for each of the last three fiscal years:

	Percentage of Net Sales		
	2024	**2023**	**2022**
Consumables[1]	31.9%	30.3%	28.2%
Home[1]	28.0%	29.2%	31.7%
Seasonal	19.2%	18.7%	17.8%
Other	20.9%	21.8%	22.3%
Total	100.0%	100.0%	100.0%

[1] In fiscal 2024, the Company reclassified certain products out of the Home category and into the Consumables category. These products included cleaning supplies, floor care, and other products such as paper goods. Prior periods have been adjusted for comparability.

Consumables includes items such as health and beauty aids, food, candy, pet food, detergents and cleaning supplies. *Home* includes items such as housewares, domestics, floor coverings, and hardware. *Seasonal* includes items such as summer furniture, air conditioners, fans and space heaters, toys, and lawn & garden. *Other* includes items such as books and stationery, electronics, clothing, sporting goods, pet products, luggage, and automotive.

Product categories

We maintain consistent average margins across our primary product categories described below.

Brand name closeout merchandise

Brand name closeout merchandise represented approximately 65% of the retail value of our 2024 merchandise purchases. Our focus is to provide huge savings to our customers primarily through brand name products across a broad range of merchandise. Our experienced merchant team purchases deeply discounted, branded or closeout merchandise primarily from manufacturers, retailers, distributors, and brokers. This merchandise includes overstocks, discontinued merchandise, package changes, cancelled orders, excess inventory and buybacks from retailers, and major manufacturers.

Non-closeout goods/private label

Non-closeout and private label products collectively represented approximately 35% of the retail value of our 2024 merchandise purchases. We augment the breadth of our brand name merchandise with non-closeout and private label merchandise. In categories where the consumer is not as brand conscious, such as food, home textiles, and furniture, or when we may not be offering a current brand name merchandise deal, we will buy deeply discounted unbranded merchandise. These extreme value offerings are mixed in the stores with our brand name merchandise. We also have a variety of domestic and direct-import private label merchandise and exclusive products sold under numerous brands. These high-quality products are developed in key categories such as housewares and are designed to create brand-like excitement and complement our brand name merchandise. We also have licenses for private label products that use recognizable celebrity names or brand names. We routinely evaluate the quality and condition of these private label goods to ensure that we are delivering our customer a high-quality product at a great price.

Merchandise procurement and distribution

Our disciplined buying strategy and strict adherence to purchasing margins support our merchandising strategy of buying cheap to sell cheap.

Merchandising team

Our merchant team maintains strong, long-standing relationships with a diverse group of suppliers, allowing us to procure branded merchandise at compelling values for our customers. Our merchants specialize by department in order to build category expertise, in-depth knowledge and sourcing relationships. We believe our buying approach, coupled with long-standing and newly formed relationships, enable us to find the best deals from major

manufacturers and pass drastically reduced prices along to our customers. We plan to further invest in and grow our merchandising team in order to expand and enhance our sourcing relationships and product categories, which we expect will drive shopping frequency and increase customer spending.

Merchandise procurement

We believe that our strong sourcing capabilities are the result of our tenured merchant team's ability to leverage deep, long-standing relationships with hundreds of manufacturers, wholesalers, brokers, retailers, and other suppliers. Our merchants maintain direct relationships with brand manufacturers, regularly attend major tradeshows and travel the world to source extreme value offerings across a broad assortment of product categories. We are an ideal partner to major manufacturers because our merchants are experienced and empowered to make quick decisions. Each opportunity is unique, and our merchants negotiate directly with the supplier to lock in a particular deal. Our ability to select the most attractive opportunistic purchases from a growing number of available deals enables us to provide a wide assortment of goods to our customers at great bargain prices.

We source from over 1,200 suppliers. Our dedication to building strong relationships with suppliers is evidenced by an average relationship of over 15-years with our top 15 suppliers. As we continue to grow, we believe our increased scale will provide us with even greater access to brand name products since many major manufacturers seek a single buyer to acquire the entire deal.

Distribution and logistics

We have made significant investments in our distribution network and personnel to support our store growth plan. Our stores generally receive shipments from our distribution centers one to two times a week, depending on the season and specific store size and sales volume. We utilize independent third-party freight carriers.

We currently operate four distribution centers, which supply approximately 95% of our merchandise to our stores. These distribution centers are centrally located in, York, PA (804,000 square feet), Commerce, GA (962,000 square feet), Lancaster, TX (615,000 square feet), and Princeton, IL (615,000 square feet).

We completed the construction of our Princeton, IL distribution center in the second quarter of 2024 and began shipping product from this facility in July 2024. With the addition of our fourth distribution center, we believe our distribution capabilities will support up to 750 stores.

Our stores

As of February 1, 2025, we operated 559 stores, averaging approximately 32,000 square feet, across 31 contiguous states in the eastern half of the United States. Our highly flexible real estate approach has proven successful across all vintages, geographic regions, population densities, demographic groups, real estate formats and regardless of any co-tenant. Our business model has resulted in positive financial performance during strong and weak economic cycles. We have successfully opened stores in six new states since 2020, highlighting the portability of our new store model.

In fiscal 2022, the Company implemented an ongoing store improvement initiative to provide our customers with an updated shopping experience, which showcases our tremendous value and the amazing deals we offer in an organized and easy to navigate store format. We have remodeled 76 stores to date and 20 stores in fiscal 2024 and continue to see a sales uplift in newly remodeled locations. With a relatively low upfront investment, our remodels have produced on average a payback period of approximately two years.

Beginning in fiscal 2024 into fiscal 2025, the Company has acquired a number of locations from former retailers through bankruptcy auction processes. As a result of these acquisitions, the Company has increased its new store opening growth target to 75 stores for the upcoming year. In an effort to optimize the store opening cadence the Company has prioritized the opening of these acquired locations and shifted resources accordingly. This resulted in fewer store remodels in fiscal 2024, and we expect this to continue in fiscal 2025.

The following map shows the number of stores in each of the states in which we operated as of February 1, 2025:



Store design and layout

All of our warehouse format stores incorporate the same philosophy: no-frills, bright, "semi-lovely" stores and a fun, treasure hunt shopping experience. We present our stores as "semi-lovely" to differentiate our stores from other traditional retailers, and to minimize operating and build-out costs. Our stores also welcome our customers with vibrant and colorful caricatures together with witty signage. We attempt to make our customers laugh as we poke fun at ourselves and current events. We believe that by disarming our customers by getting them to giggle a bit, they are able to look at and trust our products for what they are—extremely great bargains.

We believe the store layout and merchandising strategy help to encourage a "shop now" sense of urgency and increase frequency of customer visits as customers never know what they might come across in our stores. We make it easy for our customers to browse our stores by displaying our frequently changing assortment of products on rolling tables, pallets and other display fixtures. Our store team leaders are responsible for maintaining our treasure hunt shopping experience, keeping the stores clean and well-lit and ensuring our customers are engaged. We believe our humorous brand image, compelling values and welcoming stores resonate with our customers and define Ollie's as a unique and comfortable destination shopping location.

Expansion opportunities and site selection

We believe we can profitably expand our store count on a national scale to more than 1,300 locations based on internal estimates and third-party research conducted by Hoffman Strategy Group. Our disciplined real estate strategy focuses on infilling existing geographies as well as expanding into contiguous markets in order to leverage our distribution infrastructure, field management team, store management, marketing investments and brand awareness.

We maintain a pipeline of real estate sites that have been approved by our real estate committee. Our recent store growth is summarized in the following table:

	2024	2023	2024
Stores open at beginning of year	512	468	431
Stores opened.	50	45	40
Stores closed	(3)	(1)	(3)
Stores open at end of year.	559	512	468

We utilize a rigorous site selection and real estate approval process in order to leverage our infrastructure, marketing investments and brand awareness. Members of our real estate team spend considerable time evaluating prospective sites before bringing a new lease proposal to our real estate committee, which is comprised of senior management and executive officers. Our flexible store layout allows us to quickly take over a variety of low-cost, second-generation sites, including former big box retail and grocery stores.

We believe there is an ample supply of suitable low-cost, second-generation real estate allowing us to infill within our existing markets as well as to expand into new, contiguous geographies. By focusing on key characteristics such as proximity to the nearest Ollie's store, ability to leverage distribution infrastructure, visibility, traffic counts, population densities, and low rent per square foot, we have developed a new store real estate model that has consistently delivered attractive returns on invested capital. In addition, in fiscal 2024, the Company acquired a number of new locations through the bankruptcy auction processes of various retailers, at favorable rental terms and leasing structures to current market conditions. This augments the Company's pipeline of new stores for our accelerated growth strategy.

Our strong unit growth is supported by our predictable and compelling new store model. We target a store size between 25,000 to 35,000 square feet and an average initial cash investment of approximately $1.0 million, which includes store fixtures and equipment, store-level and distribution center inventory (net of payables) and pre-opening expenses. With our relatively low investment costs and strong new store opening performance, we target first-year annual new store sales of approximately $4.0 million. New stores have consistently opened strong, with higher net sales in their first 12 months of operations, than average existing stores due to brand excitement surrounding grand openings and produced an average payback period of approximately two years. We believe that our consistent store performance, corporate infrastructure, including our distribution centers, and disciplined approach to site selection support the portability and predictability of our new unit growth strategy.

Store-level management and training

Our Senior Vice President of Store Operations oversees all store activities. Our stores are grouped into six regions, divided generally along geographic lines. We employ regional directors, who have responsibility for the day-to-day operations of the stores in their region. Reporting to the regional directors are district team leaders and market team leaders who each manage a group of stores in their markets. At the store level, the leadership team consists of a store team leader and potentially a co-team leader and/or an assistant team leader, who supervise the full and part-time associates within the store.

Each store team leader is responsible for the daily operations of the store, including the processing of merchandise to the sales floor and the presentation of goods throughout the store. Store team leaders are trained to maintain a clean and appealing store environment for our customers. Store team leaders and co-team leaders are also responsible for the hiring, training, and development of associates.

We work tirelessly to hire talented people, to improve our ability to assess talent during the interview process and to regularly train those individuals at Ollie's who are responsible for interviewing candidates. We also devote substantial resources to training our new managers through our Team Leader Training Program. This program operates at designated training stores located across our footprint. It provides an in-depth review of our operations, including merchandising, policies and procedures, asset protection and safety, and human resources. Part-time associates receive structured training as part of their onboarding.

For additional information on store-level management training and initiatives by the Company, see the discussion of Human Capital below.

Marketing and advertising

Our marketing and advertising campaigns feature colorful caricatures and witty sayings in order to make our customers laugh. We believe that by disarming our customers by getting them to giggle a bit, they are able to look at and trust our products for what they are—extremely great bargains. Our distinctive and often self-deprecating humor and highly recognizable caricatures are used in all of our stores, flyers and advertising campaigns.

We tailor our marketing mix and strategy for each market, deal or promotion. We primarily use the following forms of marketing and advertising:

- *Print and direct mail*: Our flyers are typically distributed semi-monthly, with increased frequency in peak shopping periods, and serve as the foundation of our marketing strategy, to remain top of mind with our shoppers. They highlight current deals to create shopping urgency and drive traffic and increase frequency of store visits;

- *Television and radio*: We selectively utilize creative television/over the top television ("OTT") and radio advertising campaigns in targeted markets throughout the year, to create brand awareness and support new store openings;

- *Charity and community events*: We are dedicated to maintaining a visible presence in the communities in which our stores are located through the sponsorship of charitable organizations such as Feeding America, Toys for Tots, Children's Miracle Network, and the Cal Ripken, Sr. Foundation. We believe supporting these organizations promotes our brand, underscores our values and builds a sense of community; and

- *Digital marketing and social media*: We maintain an active online presence and promote our brand through our website, our mobile app, and digital and social media platforms, including influencers across TikTok, Instagram, YouTube and Facebook. We also utilize targeted email marketing to highlight our latest brand name offerings and drive traffic to our stores.

Ollie's Army

Our customer loyalty program, Ollie's Army, stands at 15.1 million members as of February 1, 2025, an increase of 8.3% from 2023. In 2024, Ollie's Army members accounted for over 82% of net sales and spent approximately 40% more per shopping trip, on average, than non-members. Consistent with our marketing strategy, we engage new and existing Ollie's Army members through the use of witty phrases and signage; examples include ''Enlist in Ollie's Army today,'' ''become one of the few, the cheap, the proud'' and ''Ollie's Army Boot Camp…all enlistees will receive 15% off their next purchase.'' Throughout the year, for every $250 Ollie's Army members spend, they receive a coupon for 10% off their next entire purchase. Ollie's Army 'ranks' are another savings opportunity for members. For the first $250 and $500 members spend in a calendar year, they receive a coupon for 20% and 30% off of one item, respectively. Historically, Ollie's Army members have demonstrated high redemption rates for promotional activities exclusive to Ollie's Army members, such as our Valentine's, Boot Camp, and 15% off holiday mailers. In addition, Ollie's Army members have historically enthusiastically responded to Ollie's Army Night, an annual one-day after-hours sale in December exclusively for members. We expect to continue leveraging the data gathered from our proprietary database of Ollie's Army members to better segment and target our marketing initiatives and increase shopping frequency.

In July of fiscal 2024, the Company launched a co-branded Visa® credit card in an effort to expand the benefits available to our Customers under the Ollie's Army loyalty program. The Card Program is maintained by Sunbit, a leading financial technology solutions provider. Ollies Army Members can sign up for the card in stores and online. Customers are never charged fees, and the card features industry-high approval rates. The credit card helps increase Ollie's brand presence in customers' wallets, fostering long-term loyalty. Ollie's loyalty program members earn additional points whenever they use their Ollie's card for purchases at Ollie's and anywhere else the card is accepted. The program was initially launched in Pennsylvania and will be rolled out across all stores by the end of fiscal 2025.

Competition

We compete with a diverse group of retailers, including discount, closeout, mass merchant, department, grocery, drug, convenience, hardware, variety, online, and other specialty stores.

The principal basis on which we compete against other retailers is by offering an ever-changing selection of brand name products at compelling price points in an exciting shopping environment. Accordingly, we compete against a fragmented group of retailers, wholesalers, and jobbers to acquire merchandise for sale in our stores.

Our established relationships with our suppliers, coupled with our scale, associated buying power, financial credibility and responsiveness, often makes Ollie's the first call for available deals. Our direct relationships with suppliers have increased as we have grown, and we continuously strive to broaden our supplier network.

Trademarks and other intellectual property

We own multiple state and federally registered trademarks related to our brand, including ''Ollie's,'' ''Ollie's Bargain Outlet,'' ''Good Stuff Cheap,'' ''Ollie's Army,'' ''Real Brands Real Cheap!,'' and ''Real Brands! Real Bargains!,'' among others. In addition, we maintain a federal trademark for the image of Ollie, the face of our company. We also own registered trademarks for many of our private labels such as ''Sarasota Breeze,'' ''Steelton Tools,'' ''American Way,'' and ''Middleton Home,'' among others. We routinely prosecute trademarks where appropriate, both for private label goods and to further identify our goods and services. We enter into trademark license agreements as necessary, which may include our private label offerings, such as the Magnavox products available in our stores. Our trademark registrations have various expiration dates; however, assuming that the trademark registrations are properly renewed, they have a perpetual duration. We also own several domain names, including *www.ollies.us, www.ollies.com,*

www.olliesbargainoutlet.com, www.olliesarmy.com, www.ollies.cheap, www.sarasotabreeze.com and www.olliesmail.com, and unregistered copyrights in our website content. We attempt to obtain registration of our trademarks and other intellectual property as practical and pursue infringement of those marks when appropriate.

Technology

Our management information systems provide a full range of business process assistance and timely information to support our merchandising team and strategy, management of multiple distribution centers, stores and operations, and financial reporting. We believe our current systems provide us with operational efficiencies, scalability, management control, and timely reporting that allow us to identify and respond to merchandising and operating trends in our business. We use a combination of internal and external resources to support store point-of-sale, merchandise acquisition and distribution, inventory management, financial reporting, real estate, and administrative functions. We continuously assess ways to maximize productivity and efficiency, as well as evaluate opportunities to further enhance our existing systems. Our existing systems are scalable to support future growth.

Government regulation

We are subject to state and federal laws including labor and employment laws, including minimum wage requirements and wage and hour laws, laws governing advertising, privacy laws, safety regulations, environmental laws and regulations, and other laws, including consumer protection regulations that regulate retailers and/or govern product standards, the promotion and sale of merchandise and the operation of stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with all applicable laws.

We source a portion of our products from outside the United States. The U.S. Foreign Corrupt Practices Act and other similar anti-bribery and anti-kickback laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies and our vendor code of conduct mandate compliance with applicable law, including these laws and regulations.

Human Capital

Attracting, developing, and retaining quality talent is key to our growth, and our success depends on cultivating an engaged and motivated workforce. We work hard to create an environment where Ollie's team members can build fulfilling careers and we take pride in providing opportunities for growth and development.

We seek to build a workplace of belonging where we can leverage our collective talents, striving to ensure that all associates are treated with dignity and respect. We believe that a workforce with a diversity of viewpoints, background, experience and industry knowledge is key to our culture and long-term success. We are committed to providing equal employment opportunities and advancement consideration to all individuals based on job-related qualifications and ability to perform the job as well as maintaining an environment that is free of intimidation or harassment. We value the talents and contributions of our associates and by focusing on our team members we know that the entire Ollie's community will be well served.

Oversight and Management

Our Human Resources department manages all associate matters, including recruiting, hiring, compensation and benefits, performance management, and associate training. In addition, our management team works closely with the Human Resources department to evaluate associate management issues such as retention and workplace safety. As we strive to retain and engage talent at all levels of our business, our Human Resources department also reviews our retention and turnover rates and administers our talent and training programs and review process to support the development of our talent pipeline.

Associates

As of February 1, 2025, we employed over 12,800 associates, approximately 5,900 of whom were full-time and approximately 6,900 of whom were part-time. Of our total associate base, approximately 1,200 were based at our store support center and distribution centers, and the remaining were store and field associates. The number of associates in a fiscal year fluctuates depending on the business needs at different times of the year. As of February 1, 2025, approximately 60% of our workforce is self-identified female and approximately 40% is self-identified male. Over 40% of our workforce has self-identified as having a racial or ethnic minority background. None of our associates belong to a union or are party to any collective bargaining or similar agreement.

Associate Training and Development Programs

We offer a compelling work environment with meaningful growth and career-development opportunities. This starts with the opportunity to do challenging work and learn on the job and is supplemented by programs and continuous learning that help our team build skills to advance. We encourage a "promote-from-within" environment when internal resources permit. We also provide internal leadership development programs designed to prepare our high-potential team members for greater responsibility. We believe internal promotions, coupled with the hiring of individuals with previous retail experience, will provide the management structure necessary to support our long-term strategic growth initiatives.

Our Ollie's Leadership Institute ("OLI") is a program that is used to equip field associates with the ability to advance their career. Each OLI participant receives an individual development plan, designed to prepare them for their next level position. Reflecting our belief in our "home grown" talent, OLI is our preferred source for new supervisors and team leaders. In 2024, over 60% of our current district team leaders were internally promoted to their position. Company-wide, over 60% of our field positions were filled by internal promotions. We believe our training and development programs help create a positive work environment and result in stores that operate at a high level.

Compensation and Benefits

We are committed to providing market-competitive compensation for all positions. Eligible team members participate in one of our various bonus incentive programs, which provide the opportunity to receive additional compensation based upon store and/or Company performance. In addition, we provide our eligible team members the opportunity to participate in a 401(k) retirement savings plan with a Company-sponsored match. We also share in the cost of health insurance provided to eligible team members, and team members receive a discount on merchandise purchased from the Company. We additionally provide our team members with paid time off.

Workplace Health and Safety

Maintaining a safe and secure work environment is very important to us and we conduct our business in an environmentally sound manner based on customer needs and local requirements. To further promote a safe work environment, we have established safety training programs. This includes administering an occupational injury- and illness-prevention program, together with an employee assistance program for team members.

Seasonality

Our business is seasonal in nature and demand is generally the highest in our fourth fiscal quarter due to the holiday sales season. To prepare for the holiday sales season, we must order and keep in stock more merchandise than we carry during other times of the year and generally engage in additional marketing efforts. We expect inventory levels, along with accounts payable and accrued expenses, to reach their highest levels in our third and fourth fiscal quarters in anticipation of increased net sales during the holiday sales season. As a result of this seasonality, and generally because of variation in consumer spending habits, we experience fluctuations in net sales and working capital requirements during the year. Because we offer a broad selection of merchandise at extreme values, we believe we are generally less impacted than other retailers by economic cycles, which correspond with declines in general consumer spending habits and we believe we still benefit from periods of increased consumer spending.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act are available free of charge on our website, www.ollies.com, as soon as reasonably practicable after the electronic filing of such reports with the Securities and Exchange Commission ("SEC"). The contents of our website are not, however, a part of this report or intended to be incorporated by reference in any other report or document we file with the SEC. The SEC also maintains a website (www.sec.gov) that contains reports, proxy, and information statements and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as other information in this Annual Report on Form 10-K, before deciding whether to invest in the shares of our common stock. The occurrence of any of the events described below could have a material adverse effect on our business, financial condition, or results of operations. In the case of such an event, the trading price of our common stock may decline, and you may lose all or part of your investment.

RISK FACTOR SUMMARY

We are providing the following summary of the risk factors contained in our Form 10-K to enhance the readability and accessibility of our risk factor disclosures. We encourage our stockholders to carefully review the full risk factors contained in this Form 10-K in their entirety for additional information regarding the risks and uncertainties that could cause our actual results to vary materially from recent results or from our anticipated future results.

Risks Related to Business and Operations

- We may not be able to execute our opportunistic buying strategy;

- Fluctuations in comparable store sales and results of operations, including fluctuations on a quarterly basis, could cause our business performance to decline substantially, as comparable store sales and results of operations have fluctuated in the past and may do so again in the future;

- Consumer confidence and spending may be reduced in light of factors beyond our control and our results of operations and financial results may suffer;

- Competition may increase in our segment of the retail market, which could put negative pressure on our results of operations and financial condition;

- Identification of potential store locations and lease negotiations may not keep pace with our growth strategy;

- We are a "brick and mortar only" retailer. Our lack of an online shopping option and an omnichannel customer experience may mean that we could face challenges to grow and retain customers. Our customers, including our Ollie's Army loyalty program members, may determine to shop at other stores or through web- and mobile-enabled services and therefore may not be as likely to shop at our stores;

- We may not be able to develop and operate our distribution centers in an efficient or effective manner and that may result in not having sufficient inventory in our stores;

- The loss or disruption of one or more of our distribution centers or disruption of our supply chain or third-party shipping carriers could also make it difficult for us to timely receive or distribute merchandise to our stores;

- External economic pressures over which we have no or limited control, including among other items inflation, a significant decline in economic activity across the economy, occupancy costs, and transportation costs may reduce our profitability;

- Shrinkage or the loss or theft of inventory and/or inventory management may result in material negative impacts on our results of operations; and

- We may not be able to hire and retain the right people to run our stores and our distribution centers. We also may not be able to hire and retain managerial personnel, the appropriate merchant team for our retail segment, and the senior management team and executive officers sufficient to meet our goals. As a consequence, our results of operations and financial results may suffer.

Risks Related to Legal and Regulatory Issues

- We are subject to governmental laws, regulations, procedures, and requirements that can lead to substantial penalties if we fail to achieve and/or maintain compliance;

- We are subject to risks associated with laws and regulations generally applicable to retailers and the risks associated with failing to comply with these laws and regulations;

- From time to time, we are involved in legal proceedings from customers, suppliers, other vendors, employees, governments and governmental agencies, or competitors;

- From time to time, we are involved in legal proceedings from stockholders; and

- Legislative, regulatory, and other actions, as well as executive orders and other policies promulgated by the current administration, could be unpredictable and could have unforeseen consequences that could materially, adversely affect our business, financial position, results of operations, and cash flows. Without limiting the generality of the foregoing statement, certain proposals regarding federal corporate tax reform and border-adjusted taxes, and taxes, tariffs, and trade sanctions levied on imported goods, all may result in a material adverse effect on our financial position, results of operations, and cash flows.

Risks Related to Technology and Cybersecurity

- We may fail to maintain the security of information we hold relating to personal information or payment card data of our customers, employees, and suppliers;

- We may not adequately prepare for, or respond to, existing and future privacy legislation; and

- We may not be able to timely or adequately maintain or upgrade our technology systems needed for operations.

Risks Related to Accounting and Financial Matters

- If our estimates or judgments relating to significant accounting policies prove to be incorrect, we could suffer negative financial results; and

- Changes to the accounting rules or regulations could have material adverse effects on our results of operations.

Risks Related to Ownership of Our Common Stock and Corporate Governance

- There is risk associated with our fluctuating quarterly operating results, and we may fall short of prior periods, our projections, or the expectations of securities analysts or investors;

- We may not declare dividends on our common stock in the foreseeable future; and

- There are provisions in our organizational documents that could delay or prevent a change of control.

Risks Related to Our Indebtedness and Capitalization

- Our credit facility can limit our ability to find other sources of financing;

- There are covenants contained in our credit facility that we must meet in order to be able to use it;

- If we are unable to generate sufficient cash flow to meet debt service, it could negatively impact our liquidity; and

- We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance long-term stockholder value.

For a more complete discussion of the material risks facing our business, see below.

BUSINESS AND OPERATIONS

We may not be able to execute our opportunistic buying strategy, adequately manage our supply of inventory, or anticipate customer demand, which could have a material adverse effect on our business, financial condition, and results of operations.

Our business is dependent on our ability to strategically source a sufficient volume and variety of brand name merchandise at opportunistic pricing. We do not have significant control over the supply, design, function, cost, or availability of much of the merchandise that we offer for sale in our stores. Additionally, because we source a substantial amount of our merchandise from suppliers on a closeout basis, or with significantly reduced prices for various reasons, we are not always able to purchase specific merchandise on a recurring basis. We do not have long-term contracts with our suppliers and, therefore, we have no contractual assurances of pricing or access to merchandise, and any supplier could discontinue sales to us at any time or offer us less favorable terms on future transactions. Our merchant team generally makes individual purchase decisions for merchandise that becomes available, and these purchases may be for large quantities that we may not be able to sell on a timely or cost-effective

basis. To the extent that certain of our suppliers are better able to manage their inventory levels and reduce the amount of their excess inventory, the amount of discount or closeout merchandise available to us could also be materially reduced, potentially compromising our profit margin goals for procured merchandise. Due to economic uncertainties, governmental orders, or other challenges, one or more of our suppliers could become unable to continue supplying discounted or closeout merchandise on terms or in quantities acceptable or desirable to us. We also compete with other retailers, wholesalers, and jobbers for discounted and closeout merchandise to sell in our stores. Those businesses may be better able to anticipate customer demand or procure desirable merchandise. Shortages or disruptions in the availability of brand name or unbranded merchandise of a quality acceptable to our customers and to us could have a material adverse effect on our business, financial condition, and results of operations and also may result in customer dissatisfaction. In addition, we may significantly overstock merchandise that proves to be undesirable and be forced to take significant markdowns. We cannot ensure that our merchant team will continue to identify the appropriate customer demand and take advantage of appropriate buying opportunities, which could have a material adverse effect on our business, financial condition, and results of operations.

Risks associated with or faced by our suppliers could adversely affect our results of operations and financial performance.

We source our merchandise from a variety of suppliers, and we depend on them to supply merchandise in a timely and efficient manner. If one or more of our current suppliers became unable to supply merchandise, seeking alternative sources could increase our merchandise costs and supply chain lead time, potentially resulting in temporary reductions in store inventory levels, and could reduce the selection and quality of our merchandise. An inability to obtain alternative sources could materially decrease our sales. Additionally, if a supplier fails to deliver on its commitments, we could experience merchandise out-of-stocks that could lead to lost sales and reputational harm. Further, failure of suppliers to meet our compliance protocols could prolong our procurement lead time, resulting in lost sales and adverse margin impact. Changes to the prices and flow of certain merchandise is, at times, beyond our control for reasons that include, among others: political or civil unrest, acts of war, currency fluctuations, disruptions in maritime lanes, port labor disputes, economic conditions and instability in countries in which foreign suppliers are located, the financial instability of suppliers, failure to meet our terms and conditions or our standards, issues with our suppliers' labor practices or labor disruptions they may experience (such as strikes, stoppages or slowdowns, which could also increase labor costs during and following the disruption), the availability and cost of raw materials, pandemic outbreaks, merchandise quality or safety issues, transport availability and cost, increases in wage rates and taxes, transport security, inflation, and other factors relating to suppliers. Any such circumstances could adversely affect our results of operations and profitability.

Fluctuations in comparable store sales and results of operations, including fluctuations on a quarterly basis, could cause our business performance to decline substantially.

Our results of operations have fluctuated in the past, including on a quarterly basis, and can be expected to continue to fluctuate in the future.

Our comparable store sales and results of operations are affected by a variety of factors, including without limitation:

- national and regional economic trends in the United States;
- changes in gasoline prices;
- changes in shipping and transportation costs;
- changes in our merchandise mix;
- the weather;
- changes in pricing;
- changes in the timing of promotional and advertising efforts; and
- holidays or seasonal periods.

If our future comparable store sales fail to meet expectations, then our cash flow and profitability may decline substantially, which could have a material adverse effect on our business, financial condition, and results of operations.

We rely on third parties to move merchandise through ports and transport them from ports to our centralized distribution centers.

Our ability to timely and effectively deliver merchandise to our stores relies in part on shipping and transportation partners to timely and safely move our merchandise from manufacturing facilities to ports and then onto oceangoing carriers. The demand for space onboard oceangoing vessels can vary and costs to secure space can vary greatly. We may be subject to higher transportation costs or be unable to secure space for containers on economically reasonable terms. In addition, there may be labor or other disputes at either ports of departure or at ports of entry that may delay or otherwise hinder the flow of merchandise. Additional factors, such as customs or border control policies and new or changing tariffs or trade sanctions, such as additional or new import tariffs, may further delay or hinder transportation of merchandise or the costs to obtain them. There are multiple factors in the transportation of merchandise that are both outside of our control and which may negatively impact the cost of the merchandise or the timeframes in which we receive the same.

Factors such as inflation, cost increases, and energy prices could have a material adverse effect on our business, financial condition, and results of operations.

Future increases in costs, such as the cost of labor, merchandise, shipping rates, freight and other transportation costs (including import costs), and store occupancy costs, may reduce our profitability, given our pricing model. These cost increases may be the result of inflationary pressures, geopolitical factors, or public policies, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates, and lease and utility costs, may increase our cost of merchandise sold or selling, general, and administrative expenses. Our low-price model and competitive pressures in our industry may inhibit our ability to reflect these increased costs in the prices of our merchandise and, therefore, reduce our profitability and have a material adverse effect on our business, financial condition, and results of operations.

Our ability to generate revenue is dependent on consumer confidence and spending, which may be subject to factors beyond our control, including changes in economic and political conditions, as well as health concerns.

The success of our business depends, to a significant extent, on the level of consumer confidence and spending. A number of factors beyond our control affect the level of customer confidence and spending on the merchandise that we sell, including, among other items:

- energy and gasoline prices;

- shipping and transportation costs;

- disposable income of our customers, which is impacted by unemployment levels, personal debt levels, and wages;

- interest rates and inflation;

- discounts, promotions, and merchandise offered by our competitors;

- negative reports and publicity about the discount retail industry;

- outbreak of viruses or widespread illness, and behavioral changes from a fear of contracting such viruses or illness;

- general economic and industry conditions;

- food prices;

- the state of the housing market;

- customer confidence in future economic conditions;

- fluctuations in the financial markets;

- government sponsored relief packages and governmental benefits, such as social security benefits, as affected by current cost of living adjustments, as well as any government stimulus payments and enhanced unemployment benefits;

- tax rates and policies;

- repercussions, or perceived repercussions, from the current presidential administration's policies and activities; and

- natural disasters, war, terrorism, and other hostilities.

Reduced customer confidence and spending may result in reduced demand for our merchandise, including discretionary items, and may force us to take inventory markdowns. Reduced demand also may require increased selling and promotional expenses. Adverse economic conditions and any related decrease in customer demand for our merchandise could have a material adverse effect on our business, financial condition, and results of operations.

Many of the factors identified above also affect commodity rates, transportation costs, costs of labor, insurance, and healthcare, the strength of the U.S. dollar, lease costs, measures that create barriers to or increase the costs associated with international trade, changes in other laws and regulations, and other economic factors, all of which may impact our cost of merchandise sold and our selling, general, and administrative expenses, which could have a material adverse effect on our business, financial condition, and results of operations.

We do not compete in the growing online and omnichannel retail marketplace, which could have a material adverse effect on our business, financial condition, and results of operations.

Our long-term business strategy does not presently include the development of online retailing capabilities or offering of an omnichannel shopping experience. To the extent that we implement online operations, we would incur substantial expenses related to such activities and would be exposed to additional risks, including additional cybersecurity risk. Furthermore, the development of an online retail marketplace is a complex undertaking, and there is no guarantee that the resources we apply to this effort will result in any material increased revenues or better overall operating performance. However, with the growing acceptance of online and omnichannel shopping, which may have accelerated as a result of the COVID-19 pandemic, both among consumers who previously shopped online and consumers who did not previously do so, or did not do so as frequently, we may continue to face challenges related to customers shopping in brick-and-mortar stores. In addition, the increased proliferation of mobile devices and enhanced and robust connections to mobile networks, competition from other retailers in the online and omnichannel retail marketplace is expected to continue to increase and may negatively impact our results of operations. A number of traditional online retailers have established robust online and omnichannel operations. Increased competition from online or omnichannel retailers and our lack of an online or omnichannel retail presence may reduce our customers' desire to purchase merchandise from us and could have a material adverse effect on our business, financial condition, and results of operations. If consumers determine to shop more online due to cultural or health concerns, those consumers may be less likely to return to brick-and-mortar retailers in the future.

Labor shortages and increased turnover or increases in employee and employee-related costs could have adverse effects on our profitability.

We have experienced in the past, and expect to continue to experience, increased labor shortages at some of our stores and distribution centers. While we have historically experienced some level of ordinary course turnover of employees, the COVID-19 pandemic and resulting actions and impacts have exacerbated labor shortages and increased turnover. A number of factors have had and may continue to have adverse effects on the labor force available to us, including reduced employment pools, federal unemployment subsidies, and other government regulations, which include laws and regulations related to workers' health and safety, wage and hour practices, and immigration. Labor shortages and increased turnover rates involving our team members have led to, and could in the future lead to, increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees and could negatively affect our ability to efficiently operate our facilities or otherwise operate at full capacity. An overall or prolonged labor shortage, lack of skilled labor, increased turnover, or labor inflation could have a material adverse effect on our business, financial condition, and results of operations.

We face intense competition, which could limit our growth opportunities and adversely impact our financial performance.

We compete with a highly fragmented group of competitors, including discount, closeout, mass merchant, department, grocery, drug, convenience, hardware, variety, online, and other specialty stores. We compete with these retailers with respect to product cost and price, store location, supply and quality of merchandise, assortment and presentation, and customer service among other items. This competitive environment subjects us to the risk of an adverse impact to our financial performance because of the lower prices, and thus the lower margins, that are required to maintain our competitive position. A number of different competitive factors outside of our control could impact our ability to compete effectively, including without limitation:

- entry of new competitors in our markets;

- vertical integration of competitors;

- increased operational efficiencies of competitors;

- online and omnichannel retail capabilities of our competitors;

- competitive pricing strategies, including deep discount pricing by a broad range of retailers during periods of poor customer confidence, low discretionary income, or economic uncertainty;

- continued and prolonged promotional activity by our competitors;

- liquidation sales by our competitors that have filed or may file in the future for bankruptcy;

- geographic expansion by competitors into markets in which we operate; and

- adoption by existing competitors of innovative store formats or retail sales methods, including online and omnichannel.

A number of our competitors also have greater financial, operational, and other resources, greater brand recognition, longer operating histories, and a broader geographic presence than us. We may be vulnerable to the marketing power and high level of customer recognition of these larger competitors and to the risk that these or other competitors could attract our customer base, including members of Ollie's Army.

In addition, if any of our competitors were to consolidate their operations, such consolidation may result in competitors with greatly improved financial resources, improved access to merchandise, greater market penetration, and other improvements in their competitive positions, as well as result in the provision of a wider variety of merchandise at competitive prices by these consolidated companies, which could have a material adverse effect our business, financial condition, and results of operations.

We cannot guarantee that we will continue to be able to successfully compete against either existing or future competitors. Our inability to respond effectively to competitive pressures, improved performance by our competitors, and changes in the retail markets could result in lost market share and could have a material adverse effect on our business, financial condition, and results of operations.

If we fail to open new profitable stores on a timely basis, successfully enter new markets, or implement other elements of our long-term growth strategy, our financial performance could be materially adversely affected.

Our primary growth strategy is to open new profitable stores and expand our operations into new geographic regions. We opened 50 new stores in the last fiscal year, for a total of 227 new stores over the past five fiscal years, as we continue to backfill in existing markets and expand into additional geographies. Our ability to timely open new stores depends in part on several factors, many of which are beyond our control, including the availability of attractive rents and store locations; the absence of occupancy delays; the ability to negotiate and enter into leases, or acquire ownership of properties, on acceptable terms; our ability to obtain and retain permits and licenses; our ability to hire, train, and retain new personnel, especially store managers, in a cost effective manner; our ability to adapt and grow our distribution and other operational and management systems to an increasing and ever evolving network of stores; the availability of capital funding for expansion; our ability to respond to the demographic shifts and general economic conditions in the many different geographic markets where our stores and distribution centers are located. See "Item 1. Business (Growth Strategy)" and "Item 7. MD&A" for more information.

We may not anticipate all of the challenges imposed by the expansion of our business operations into new geographic markets. Some new stores may be located in areas with different competitive and market conditions, customer tastes,

and discretionary spending patterns than our existing markets. We may face a higher cost of entry, difficulties attracting labor, alternative customer demands, reduced brand recognition, and minimal operating experience in these geographic markets. Although we are extremely sensitive to cannibalizing existing stores, opening new stores in our established markets may also result in inadvertent oversaturation, sales volume transfer from existing stores to new stores, and reduced comparable store sales, thus adversely affecting our overall results of operations and financial performance. We may not manage our expansion effectively, and our failure to achieve or properly execute our expansion plans could limit our growth or have a material adverse effect on our business, financial condition, and results of operations.

We may not be able to retain the loyalty of our customers, particularly our Ollie's Army members, which could have a material adverse effect on our business, financial condition, and results of operations.

We depend on our loyal customer base, particularly our members of Ollie's Army, for our consistent sales and sales growth. Competition for customers has intensified as competitors have moved into, or increased their presence in, our geographic markets and from the use of mobile and web-based technology that facilitates online and omnichannel shopping and real-time product and price comparisons. We expect this competition to continue to increase. Our competitors may be able to offer consumers promotions or loyalty program incentives that could attract our customers, including members of Ollie's Army, or divide their loyalty among several retailers. If we are unable to retain the loyalty of our customers, our net sales could decrease, and we may not be able to grow our store base as planned, which could have a material adverse effect on our business, financial condition, and results of operations.

The failure to timely acquire, develop, open, and operate, or the loss of, disruption to, or interruption in the operations of, our centralized distribution centers could materially adversely affect our business and operations.

With limited exceptions, inventory is shipped directly from suppliers to our distribution centers in York, PA, Commerce, GA, Lancaster, TX, and Princeton, IL where the inventory is processed, sorted, and shipped to our stores. We depend in large part on the orderly operation of this receiving and distribution process, which depends, in turn, on adherence to shipping schedules and effective management of our distribution centers. Increases in transportation costs (including increases in fuel and other variable costs), supplier-side delays, reductions in the capacity of carriers, changes in shipping companies, the impact of future pandemics or health crises on our workforce, labor strikes, or shortages in the transportation industry, and unexpected delivery interruptions also have the potential to derail our orderly distribution process. We also may not anticipate changing demands on our distribution system or timely develop and open any necessary additional facilities. In addition, events beyond our control, such as disruptions in operations due to fire or other catastrophic events or labor disagreements, may result in delays in the delivery of merchandise to our stores. While we maintain business interruption insurance, in the event one or more our distribution centers are disrupted or shut down for any reason, such insurance may not be sufficient, and any related insurance proceeds may not be timely paid to us. In addition, our new stores receiving shipments may be further away from our distribution centers, which may increase transportation costs and may create transportation scheduling strains. Any repeated, intermittent, or long-term disruption in the operations of our distribution centers would hinder our ability to provide merchandise to our stores and could have a material adverse effect on our business, financial condition, and results of operations.

Our new store growth is dependent on our ability to successfully expand our distribution network capacity, and failure to achieve or sustain these plans could adversely affect our performance.

We maintain distribution centers in York, PA, Commerce, GA, Lancaster, TX, and Princeton, IL, to support our existing and new stores as well as our store growth objectives. We continuously assess ways to maximize the productivity and efficiency of our existing distribution centers and evaluate opportunities for additional distribution centers. Processing delays or difficulties in operations at our existing distribution centers or delays in opening, processing delays, or difficulties in operations at our new distribution centers, could adversely affect our current operations by causing existing stores to have insufficient inventory, and could adversely affect future operations by slowing store growth, which could, in turn, reduce sales growth. In addition, any distribution-related construction or expansion projects entail risks which could cause delays and cost overruns, such as shortages of materials, shortages of skilled labor, work stoppages, unforeseen construction issues, scheduling, engineering, environmental or geological problems, or other pandemics or types of contagion, weather interference, fires or other casualty losses, and unanticipated cost increases. The completion date and ultimate cost of future projects could differ significantly from initial expectations due to construction-related or other reasons. We cannot guarantee that any project will be completed on time or within established budgets.

If we are not successful in managing our inventory balances, it could have a material adverse effect on our business, financial condition, and results of operations.

Efficient inventory management is a key component of our profitability and ability to generate revenue. To be successful, we must maintain sufficient inventory levels and an appropriate product mix to meet our customers' demands without allowing those levels to increase to such an extent that the costs to store and hold merchandise adversely impact our results of operations. If our buying decisions do not accurately correspond to customer preferences, if we inappropriately price merchandise, or if our expectations about customer confidence or spending levels are inaccurate, we may have to take unanticipated markdowns to dispose of any excess inventory, which could have a material adverse effect on our business, financial condition, and results of operations. We continue to focus on ways to reduce these risks, but we cannot ensure that we will be successful in our inventory management.

Inventory shrinkage could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to the risk of inventory loss and theft. We cannot ensure that actual rates of inventory loss and theft in the future will be within our estimates or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were to experience higher rates of inventory shrinkage or incur increased security costs and other costs to combat inventory theft, it could have a material adverse effect on our business, financial condition, and results of operations.

Our success depends on our executive officers, our merchant team, and other key personnel. If we lose key personnel or are unable to hire additional qualified personnel, it could have a material adverse effect on our business, financial condition, and results of operations.

Our success depends to a significant degree on the skills, experience and efforts of our executive officers, our merchant team, support center and field management, and other key personnel. The unexpected loss of services of any of our executive officers, senior members of our merchant team, or senior management could materially adversely affect our business and operations. Competition for skilled and experienced management in the retail industry is intense, and our future success will depend on our ability to attract and retain qualified personnel, including our merchant team, which is responsible for purchasing, and negotiating the terms of, our merchandise. Failure to attract new and retain existing qualified personnel could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to attract, train, and retain highly qualified managerial personnel and sales associates in our stores and our distribution centers, our sales, financial performance, and business operations may be materially adversely affected.

We focus on providing our customers with a memorable and engaging shopping experience. To grow our operations and meet the needs and expectations of our customers, we must attract, train, and retain a large number of highly qualified store management personnel and sales associates, while controlling labor costs. Our ability to control labor costs is subject to numerous external factors and compliance with laws and regulatory structures, including competition for, and availability of, qualified personnel in a given market, unemployment levels within those markets, governmental regulatory bodies such as the Equal Employment Opportunity Commission (''EEOC'') and the National Labor Relations Board (''NLRB''), prevailing wage rates and wage and hour laws, minimum wage laws, the impact of legislation governing labor and employee relations or benefits, such as the Affordable Care Act (''ACA''), costs of health insurance and other health benefits, healthcare costs, and our ability to maintain good relations with our associates. We compete with many other retail businesses for many of our store management personnel, and sales associates in hourly and part-time positions. These positions have had historically high turnover rates, which lead to increased training and retention costs. The accelerated pace at which we have been, and plan to continue, opening new stores, both in existing and new markets, could make it increasingly difficult to recruit, hire, and retain employees that will be able to properly execute our business goals and offer our customers a quality experience in those new stores. Further, anticipated changes in immigration laws and regulations could adversely affect the pool of candidates legally available to fill positions.

We also rely on associates in our distribution centers to ensure the efficient processing and delivery of merchandise from our suppliers to our stores. If we are unable to attract and retain quality associates and management personnel, fail to comply with the regulations and laws impacting personnel, or have difficulty accurately predicting employee-related costs (including healthcare costs), and establishing accurate budgetary reserves for such costs, it could have a material adverse effect on our business, financial condition, and results of operations.

Our success depends on our marketing, advertising, and promotional efforts. If we are unable to implement those efforts successfully, or if our competitors engage in more effective marketing, advertising, and promotional efforts than we are, it could have a material adverse effect on our business, financial condition, and results of operations.

We use marketing and promotional programs to attract customers to our stores and to encourage purchases by our customers. Although we use various media for our promotional efforts, including regular and Ollie's Army mailers, email campaigns, radio and television advertisements, and sports marketing, we primarily advertise our in-store offerings through printed flyers. In fiscal 2024, over 50% of our advertising spend was for the printing and distribution of flyers. If the efficacy of printed flyers as an advertising medium declines, or if we fail to successfully develop and implement new marketing, advertising, and promotional strategies, such as an effective social media strategy, our competitors may be able to attract the interest of our customers, which could reduce customer traffic in our stores. Changes in the amount and degree of promotional intensity or merchandising strategy by our competitors could cause us to have difficulties in retaining existing customers and attracting new customers. Further, social media allows for an increased speed at which publicity, both positive and negative, can be transmitted. Information spread over social media, whether based on actual or perceived conditions or events, could be disseminated before we can meaningfully investigate and respond to the underlying issue, if any. Negative online postings or comments about our business, including as a result of inaccurate, fictitious, or even malicious postings or social media content, could adversely affect our business and cause damage to the value of our brand.

If the efficacy of our marketing or promotional activities declines, if such activities of our competitors are more effective than ours, or if for any other reason we lose the loyalty of our customers, including our Ollie's Army members, it could have a material adverse effect on our business, financial condition, and results of operations.

Our co-branded credit card program could pose reputational risk if not properly executed.

On July 23, 2024, we announced our partnership with Sunbit, a leading financial technology company, to launch a co-branded Visa® credit card, our first-ever co-branded credit card program. We intend the partnership to bring greater flexibility to our customers and enhance loyalty with our members, but if the program is not properly executed, is renewed on less favorable terms, or is terminated, it could adversely affect our operations and harm our brand, reputation, and relationship with our loyal customer base, including our Ollie's Army loyalty program members.

Because our business is seasonal, with the highest volume of net sales during the holiday season, adverse events during our fourth fiscal quarter could materially adversely affect our business, operations, cash flows, and financial condition.

We generally recognize our highest volume of net sales in connection with the holiday sales season, which occurs in the fourth quarter of our fiscal year. In anticipation of the holiday sales season, we purchase substantial amounts of seasonal inventory and hire many part-time associates. Because a significant percentage of our net sales and operating income are generated in our fourth fiscal quarter, we have limited ability to compensate for shortfalls in our fourth fiscal quarter sales or earnings by changing our operations or strategies in other fiscal quarters. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, errors in anticipating consumer demand for our merchandise, or unanticipated adverse or unseasonable weather conditions could result in lower than planned sales during the holiday sales season. If our fourth fiscal quarter sales results were substantially below expectations, we would realize less cash flows from operations, and may be forced to mark down our merchandise, especially our seasonal merchandise, which could have a material adverse effect on our business, financial condition, and results of operations.

Our business requires that we lease substantial amounts of space and there can be no assurance that we will be able to continue to lease space on terms as favorable as the leases negotiated in the past.

We lease the majority of our stores, our corporate headquarters, and our distribution centers in York, PA and Commerce, GA. Our stores are leased from third parties, with typical initial lease terms of approximately seven years with options to renew for successive five-year periods. Historically, we have been able to negotiate favorable rental rates due in large part to the general state of the economy, the increased availability of vacant big box retail sites, and our careful identification of favorable lease opportunities. While we continually seek to identify the most advantageous lease opportunities, there is no guarantee that we will continue to be able to find low-cost second-generation sites or obtain favorable lease terms. Many of our lease agreements have defined escalating rent

provisions over the initial term and any extensions. Increases in our occupancy costs and difficulty in identifying economically suitable new store locations could have significant negative consequences to our business, including without limitation:

- requiring that a greater portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes and reducing profitability;

- increasing our vulnerability to general adverse economic and industry conditions; and

- limiting our flexibility in planning for, or reacting to changes in, our business, or in the industry in which we compete.

We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flows from operating activities to fund these expenses and needs and sufficient funds are not otherwise available to us, we may not be able to service our lease expenses, grow our business, respond to competitive challenges, or fund our other liquidity and capital needs, which could harm our business. Additional sites that we lease may be subject to long-term non-cancelable leases if we are unable to negotiate our current standard lease terms. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. In addition, if we are not able to enter into new leases or renew existing leases on terms acceptable to us, this could have a material adverse effect on our business, financial condition, and results of operations.

Risks associated with the current geopolitical climate could adversely affect our business, financial condition, and results of operations.

Our business, financial condition, and results of operations may differ materially as we cannot predict the impact of the current geopolitical climate. Risks associated with heightened geopolitical instability include, among others, reductions in consumer confidence, heightened inflation, production disruptions, cyber disruptions or attacks, higher natural gas costs, higher manufacturing costs, and higher supply chain costs.

Climate-related conditions and changes, natural disasters, unusual weather conditions, epidemic or pandemic outbreaks, terrorist acts, and political events could disrupt our business and result in lower sales and otherwise adversely affect our financial performance.

There are inherent climate-related risks wherever our business is conducted. Changes in market dynamics, shareholder expectations, local, national, and international climate change policies, and the frequency and intensity of extreme weather events on critical infrastructure in the United States and abroad, all have the potential to disrupt our business and operations. Climate conditions such as drought, wildfires, storms, sea-level rise, and flooding, may occur more frequently or with greater intensity. The occurrence of one or more natural disasters, such as tornadoes, hurricanes, fires, floods, and earthquakes, epidemic outbreaks, unusual weather conditions in regions where our stores are located could adversely affect our business and result in lower sales. Additionally, climate-related events and circumstances have resulted, and likely will continue to result, in increased costs for property insurance policies. In addition, severe weather, such as heavy snowfall or extreme temperatures, may discourage or restrict customers in a particular region from traveling to our stores, thereby reducing our sales and profitability. If severe weather conditions occur during the second or fourth quarter of our fiscal year, the adverse impact to our sales and profitability could be even greater than at other times during the year because we generate a larger portion of our sales and profits during these periods. Natural disasters, which may include tornadoes, hurricanes, floods, and earthquakes, may impact our stores or other operations. The frequency and/or severity of such natural disasters may be unpredictable, and we have a growing number of stores in areas that may be impacted by weather events and natural disasters such as the types listed above. To the extent that such weather events or natural disasters may damage our stores or other operations, we may be unable to operate stores or other facilitates and our consolidated financial results may be materially adversely affected. Epidemic or pandemic outbreaks, terrorist attacks or disruptive political events in regions where our stores are located could impact our management and sales associates, our inventory supply, our delivery schedules, or our ability to keep our stores open due to mandatory governmental restrictions or may cause our customers to avoid shopping at brick-and-mortar retailers or reduce the number of trips they will make to our stores. Also, to the extent these events impact one or more of our key suppliers or result in the closure of one or more of our distribution centers or our corporate headquarters, we may be unable to maintain delivery schedules

or provide other support functions to our stores. These conditions could have a sustained material adverse effect on our business, financial condition, and results of operations.

LEGAL AND REGULATORY

We are subject to governmental regulations, requirements, and procedures. A significant change in, or noncompliance with, these regulations, requirements, and procedures could have a material adverse effect on our business, financial condition, and results of operations.

We routinely incur significant costs in complying with federal, state, and local laws and regulations. The complexity of the regulatory environment in which we operate, and the related costs of compliance, are increasing due to expanding and additional legal and regulatory requirements and increased or uncertain enforcement efforts. New laws or regulations, including, but not limited to those dealing with healthcare and healthcare reform, product compliance and safety, consumer credit, privacy and information security, the environment, and labor and employment, among others, or changes in existing federal, state, and local laws and regulations, particularly those governing the sale of merchandise and food safety and quality (including changes in labeling or disclosure requirements), federal or state wage requirements, employee rights, health care, social welfare or entitlement programs such as health insurance, paid leave programs, other changes in workplace regulation, and compliance with laws regarding public access to our stores, may result in significant added expenses or may require extensive system and operating changes that may be difficult to implement and/or could materially increase our cost of doing business. Untimely compliance or noncompliance with applicable laws or regulations or untimely or incomplete execution of a mandated governmental action, such as a product recall, can result in the imposition of penalties, including loss of licenses or significant fines or monetary penalties, or class action litigation or other litigation, in addition to reputational damage. Additionally, changes in tax laws, the interpretation of existing laws, or our failure to sustain our reporting positions on examination could materially adversely affect our effective tax rate and could have a material adverse effect on our business, financial condition, and results of operations.

If we fail to protect our intellectual property portfolio, including without limitation brand names and other trademarks, the value of these assets may be diluted.

We may be unable or unwilling to strictly enforce our intellectual property in each jurisdiction in which we do business. For example, we may not always be able to successfully enforce our trademarks against competitors or against challenges by others, and our failure to successfully protect our trademarks could diminish the value and efficacy of our brand recognition and may cause customer confusion. Any failure to adequately protect or manage our intellectual property portfolio could have a material adverse effect on our business, financial condition, and results of operations.

We rely on manufacturers located in foreign countries for merchandise and a significant amount of our domestically-purchased merchandise is manufactured abroad. Our business may be materially adversely affected by legal and regulatory risks associated with international trade.

We purchase merchandise directly from suppliers located outside of the United States. During fiscal 2024, substantially all of our private label inventory purchases were direct imports. Additionally, a significant amount of our domestically purchased merchandise is manufactured in foreign countries. Our ability to identify qualified suppliers and to access merchandise in a timely and efficient manner is a significant challenge, especially with respect to merchandise sourced outside of North America. Global sourcing and foreign trade involve numerous factors and uncertainties beyond our control, including possible changes to U.S. trade policy, increased shipping costs, the timing of shipments, increased import duties, more restrictive quotas, loss of most favored nation trading status, currency exchange rates, work stoppages, transportation delays, port of entry issues, economic uncertainties such as inflation, foreign government regulations, political unrest, natural disasters, war, terrorism, trade restrictions, political instability, the financial stability of vendors, merchandise quality issues, unexpected contagion, existing viruses or illnesses, and tariffs or trade sanctions, as well as international trade disputes or changes in trading relationships resulting from current and future political environments. Moreover, negative press or reports about internationally manufactured merchandise may sway public opinion, and thus customer confidence, away from affected merchandise sold in our stores. Although we have implemented and maintain policies and procedures to promote our suppliers' compliance with laws and regulations relating to foreign markets and imports, and to monitor the compliance of our suppliers, this does not guarantee that suppliers and other third parties with whom we do business will not actually or allegedly violate such laws or regulations, or our policies. These and other issues affecting our international vendors could have a material adverse effect on our business, financial condition, and results of operations.

The cost of compliance with product safety regulations and risks related to product liability claims, lawsuits, and product recalls could damage our reputation, increase our cost of doing business, and have a material adverse effect on our business, financial condition, and results of operations.

Federal and state legislation, including new product safety laws and regulations, may negatively impact our operations. Future changes in product safety laws or regulations may lead to product recalls and the disposal or write-off of merchandise. While we work to comply in all material respects with applicable laws and regulations, and to execute product recalls in a timely manner, if our merchandise does not meet applicable governmental safety standards or our customers' expectations regarding quality or safety, we could experience lost sales and increased costs, be exposed to legal and reputational risk, and face fines or penalties which could materially adversely affect our financial results. We also purchase a material portion of our merchandise on a closeout basis. Some of this merchandise is obtained through brokers or intermediaries rather than directly from manufacturers. The closeout nature of a portion of our business sometimes makes it more difficult for us to investigate all aspects of this merchandise. Furthermore, customers have asserted claims, and may in the future assert claims, that they have sustained injuries from merchandise purchased from us, and we may be subject to lawsuits relating to these claims. There is a risk that these claims may exceed, or fall outside the scope of, our insurance coverage. Even with adequate insurance and indemnification from third-party suppliers, such claims, even if unsuccessful or not fully pursued, could significantly damage our reputation and customer confidence in our merchandise. If this occurs, it may be difficult for us to regain lost sales, which could have a material adverse effect on our business, financial condition, and results of operations.

Our current insurance program may expose us to unexpected costs and negatively affect our financial performance.

Our insurance coverage reflects deductibles, self-insured retentions, limits of liability, and similar provisions that we believe are prudent based on the nature of our operations. However, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war, employee and certain other crimes, wage and hour claims, and certain other employment-related claims, public accommodation claims, class actions, shareholder claims, and some natural disasters. If we incur these losses and they are material, our business could suffer. Certain material events may result in sizable losses for the insurance industry and adversely impact the availability of adequate insurance coverage or result in excessive premium increases. To offset negative insurance market trends, we may elect to self-insure, accept higher deductibles, or reduce the amount of coverage in response to these market changes. In addition, we self-insure a significant portion of expected losses under our workers' compensation, general liability, and group health insurance programs. Unanticipated changes in any applicable actuarial assumptions and management estimates underlying our recorded liabilities for these losses, including expected increases in medical and indemnity costs, could result in materially different expenses than expected under these programs, which could have a material adverse effect on our results of operations and financial condition. We maintain insurance for catastrophic events at our store support center, distribution centers, and stores. In addition, because of ongoing changes in healthcare law, among other items, we may experience an increase in participation in our group health insurance programs, which may lead to a greater number of medical and related claims. While we have coverage for some cyber-related incidents, the nature and scope of any potential attack or breach may result in substantial costs that could exceed the scope of coverage or limits of coverage. If we experience a greater number of these losses than we anticipate, it could have a material adverse effect on our business, financial condition, and results of operations.

We face litigation risks from customers, associates, suppliers, stockholders, and other third parties in the ordinary course of business.

Our business is subject to the risk of litigation by customers, current and former associates, suppliers, stockholders, intellectual property rights holders, government agencies, and others, through private actions, class actions, collective actions, administrative proceedings, regulatory actions, or other litigation. From time to time, such lawsuits are filed against us and the outcome of any litigation, particularly class or collective action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential losses relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend any such lawsuits may be significant and may negatively affect our operating results if changes to our business operations are required. There may also be negative publicity associated with litigation that could decrease customer acceptance of merchandise offerings, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

TECHNOLOGY AND CYBERSECURITY

Any disruptions to our information technology systems or breaches of our network security could disrupt or interrupt our operations, compromise our reputation, expose us to litigation, government enforcement actions, and costly response measures and could have a material adverse effect on our business, financial condition, and results of operations.

We rely on the integrity, security, and successful functioning of our information technology systems and network infrastructure across our operations, including point-of-sale processing at our stores. In connection with sales, we make every effort not to transmit confidential credit and debit card information. Instead, we work with a third-party processing agent to provide us with a token to use in our payment process, in lieu of having to store such information. In doing so, we must rely on our third-party provider's uninterrupted and secure services, and if there is a failure or disruption in that process, there may be limited circumstances in which we are required to transmit encrypted confidential information.

We are compliant with the Payment Card Industry Data Security Standard ("PCI") issued by the Payment Card Industry Security Standards Council. However, there can be no assurance that in the future we will be able to operate our facilities and our customer service and sales operations in accordance with PCI or other industry recommended or contractually required practices. We expect to incur additional expenses, and the time and effort of our information technology staff, to maintain PCI compliance. Even though we are compliant with such standards, we still may not be able to prevent or timely detect security breaches.

An increasingly significant portion of our sales depends on the continuing operation of our information technology and communications systems, including, but not limited to, our point-of-sale system and our credit card processing systems. Our information technology, communications systems, and electronic data may be vulnerable to damage or interruption from malicious code, phishing, smishing, artificial intelligence deepfakes, computer viruses, other malware attacks, ransomware attacks, loss of data, unauthorized data breaches, usage errors by our associates or our contractors or other attempts to harm our systems, including cyber-security attacks or other breaches of cardholder data, earthquakes, acts of war or terrorist attacks, floods, fires, tornadoes, hurricanes, power loss and outages, computer, and telecommunications failures. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The nature and scope of threats from artificial intelligence in particular represents a new, unpredictable frontier. The occurrence of intentional sabotage, unauthorized access, natural disaster, or other unanticipated problems could result in lengthy interruptions in our service. Any errors or vulnerabilities in our systems, or damage to or failure of our systems, could result in interruptions in our services, non-compliance with certain regulations, substantial remediation costs, and liability for lost or stolen information, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Data protection requirements increase our operating costs, and a breach of information privacy or other related risks could negatively impact our operations.

We have access to, collect, or maintain private or confidential information regarding our customers, associates, and suppliers, as well as our business. The protection of our customer, associate, supplier, and company data is critical to us. In recent years, there has been increasing regulation, enforcement, and litigation activity in the area of privacy, data protection, and information security in the United States and in various other countries, with the frequent imposition of new and changing requirements across the many states in which we conduct our business. State privacy laws and regulations, such as The Connecticut Data Privacy Act, the New York Privacy Act, The California Consumer Privacy Act of 2018, The California Privacy Rights Act, and others, have imposed and likely will impose additional data protection obligations on companies considered to be doing business in such applicable states and provides for substantial fines for non-compliance and, in some cases, a private right of action to consumers who are victims of data breaches. Complying with existing laws and similar emerging and changing privacy, data protection, and information security requirements may cause us to incur substantial costs or compliance risks due to, among other things, system changes and the development of new processes and business initiatives. Our failure to comply with privacy, data protection, and information security laws could result in potentially significant regulatory and/or governmental investigations and/or actions, litigation, fines, sanctions, ongoing regulatory monitoring, and customer attrition.

In addition, our customers have a high expectation that we will adequately protect their personal information from cyber-attack or other security breaches. We have procedures in place to evaluate the integrity of our systems, and to safeguard such data and information. However, the landscape is evolving at a rapid pace, and we may be unable to

effectively anticipate or respond to attacks to or breaches of our security systems or implement adequate preventative measures. A breach of customer, employee, supplier, or company data could attract a substantial amount of negative media attention, damage our customer and supplier relationships and our reputation, and result in lost sales, costly fines, other expenses, and/or lawsuits, any of which could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to maintain or upgrade our information technology systems or if we are unable to convert to alternate systems in an efficient and timely manner, our operations may be disrupted or become less efficient.

We depend on a variety of information technology systems for the efficient functioning of our business. We rely on certain hardware, telecommunications, and software vendors to maintain and periodically upgrade many of these systems so that we can continue to support our business. Various components of our information technology systems, including hardware, networks, and software, are licensed to us by third-party vendors. We rely extensively on our information technology systems to process transactions, summarize results, and manage our business. We are in compliance with PCI, and compliance with PCI and implementing related procedures, technology and information security measures requires significant resources and ongoing attention. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology such as those necessary to achieve compliance with PCI or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. Any material interruptions or failures in our payment-related systems, including in connection with our co-branded credit card program, could have a material adverse effect on our business, financial condition, and results of operations.

If our information technology systems are damaged or cease to function properly, we may have to make a significant investment to fix or replace them. If there are amendments to PCI, the cost of re-compliance could also be substantial, and we may suffer loss of critical data and interruptions or delays in our operations as a result. In addition, we may have to upgrade our existing information technology systems from time to time in order for such systems to withstand the increasing needs of our expanding business. Costs and potential interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of our existing systems could disrupt or reduce the efficiency of our business.

ACCOUNTING AND FINANCIAL

If our estimates or judgments relating to our significant accounting policies prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (''GAAP'') requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price.

Changes to accounting rules or regulations could have a material adverse effect on our business, financial condition, and results of operations.

Changes to existing accounting rules or regulations may impact our future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. Future changes to accounting rules or regulations could have a material adverse effect on our business, financial condition, and results of operations.

RISKS RELATED TO COMMON STOCK AND CORPORATE GOVERNANCE

Because we are a public company, our management is required to devote substantial time to compliance and governance initiatives and issues.

The Sarbanes-Oxley Act and rules implemented by the SEC and the NASDAQ Stock Market LLC (''NASDAQ'') have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Implementing and maintaining internal controls

is both time-consuming and costly. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC. If we are unable to satisfy our obligations as a public company, we could be subject to, among other items, the delisting of our common stock, fines, sanctions, and other regulatory actions, as well as potential civil litigation.

Anti-takeover provisions in our third amended and restated certificate of incorporation and fourth amended and restated bylaws, and under Delaware law, could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our third amended and restated certificate of incorporation and fourth amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our third amended and restated certificate of incorporation and fourth amended and restated bylaws include provisions that:

- authorize the Company's Board of Directors (the "Board") to issue, without further action by the stockholders, up to 50,000,000 shares of undesignated preferred stock;

- subject to certain exceptions, require that any action to be taken by our stockholders be affected at a duly called annual or special meeting of stockholders, and not by written consent;

- specify that special meetings of our stockholders can be called only by a majority of our Board, or upon the request of the Chairperson of the Board or the Chief Executive Officer;

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board;

- prohibit cumulative voting in the election of directors; and

- provide that vacancies on our Board may be filled only by a majority of directors then in office, even though less than a quorum.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board, which is responsible for appointing the members of our management.

Our third amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could increase costs of bringing a claim, discourage claims, or limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

The Company's certificate of incorporation provides that, unless we consent in writing in advance to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum, to the fullest extent provided by law, for the following types of actions or proceedings:

- any derivative action or proceeding brought on behalf of the Company;

- any action asserting a claim of breach of a fiduciary duty owed by, or any wrongdoing by, any director, officer, or employee of the Company to the Company, or the Company's stockholders;

- any action asserting a claim arising pursuant to any provision of the Delaware General Corporate Law, the certification of incorporation (as it may be amended from time to time), or the fourth amended and restated bylaws;

- any action to interpret, apply, enforce, or determine the validity of our certificate of incorporation or the fourth amended and restated bylaws; or

- any action asserting a claim governed by the internal affairs doctrine.

Application of the choice of forum provision may be limited in some instances by law. Section 27 of the Securities Exchange Act of 1934 ("Exchange Act") provides for exclusive federal court jurisdiction over Exchange Act claims. Accordingly, to the extent the exclusive forum provision is held to cover a shareholder derivative action asserting claims under the Exchange Act, such claims could not be brought in the Delaware Court of Chancery and would instead be within the jurisdiction of the federal district court for the District of Delaware. Section 22 of the Securities

Act of 1933 ("Securities Act") creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Moreover, our stockholders will not be deemed by operation of our choice of forum provision to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. It is also possible that, notwithstanding the forum selection clause, a court could rule that such a provision is inapplicable or unenforceable, which could have a material adverse effect on our business, financial condition, and adversely impact our results of operations, financial position, and cash flows.

If securities analysts or industry analysts downgrade our shares, publish negative research or reports, or do not publish reports about our business, our share price and trading volume could decline.

The trading market for our common stock is to some extent influenced by the research and reports that industry or securities analysts publish about us, our business, and our industry. If no or few analysts commence coverage of us, the trading price of our stock could decrease. Even if we do obtain analyst coverage, if one or more analysts adversely change their recommendation regarding our shares or our competitors' stock, our share price might decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we might lose visibility in the financial markets, which, in turn, could cause our share price or trading volume to decline.

Future sales of our common stock in the public market could cause the market price of our common stock to decrease significantly.

Sales of substantial amounts of our common stock in the public market by our existing stockholders or upon the exercise of outstanding stock options or grant of stock options or restricted stock units in the future may cause the market price of our common stock to decrease significantly. As of February 1, 2025, we have an aggregate of 1,168,785 shares of common stock issuable upon exercise of outstanding options and the vesting of restricted stock units under the 2015 Equity Incentive Plan (the "2015 Plan" and together with the 2012 Equity Incentive Plan, the "Equity Plans") (360,480 of which are fully vested).

The perception that such sales could occur could also depress the market price of our common stock. Any such sales could also create public perception of difficulties or problems with our business and might also make it more difficult for us to raise capital through the sale of equity securities in the future at a time and price that we deem appropriate.

Our stock price has been and may continue to be volatile.

The market price of our common stock has fluctuated substantially in the past and may continue to fluctuate significantly. For example, during the fiscal year ended February 1, 2025, our stock price fluctuated from a high of $120.03 to a low of $68.05. Future announcements or disclosures concerning us or any of our competitors, our strategic initiatives, our sales and profitability, our financial condition, any quarterly variations in actual or anticipated operating results or comparable sales, any failure to meet analysts' expectations and sales of large blocks of our common stock, among other factors, could cause the market price of our common stock to fluctuate substantially. In addition, the stock market has experienced price and volume fluctuations that have affected the market price of many retail and other stocks that have often been unrelated or disproportionate to the operating performance of these companies.

We are a holding company and rely on dividends and other payments, advances, and transfers of funds from our subsidiaries to meet our obligations and pay any dividends.

We have no direct operations and no significant assets other than ownership of 100% of the capital stock of our subsidiaries. Because we conduct operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations and to pay any dividends with respect to our common stock. Legal and contractual restrictions in the Credit Facility (defined below) and other agreements which may govern future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries might not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or other obligations. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, and cash flows.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and expansion of our business will require substantial funding. We do not anticipate that we will pay any dividends to holders of our common stock for the foreseeable future. Any payment of cash dividends will be at the discretion of our Board and will depend on our financial condition, capital requirements, legal

requirements, earnings, and other factors. Our ability to pay dividends is restricted by the terms of our Credit Facility and might be restricted by the terms of any indebtedness that we incur in the future. Accordingly, realization of any gain on our common stock will depend on the appreciation of the price of the shares of our common stock, which may never occur.

Our business and reputation may be adversely affected by environmental, social, and governance matters.

Investor and regulatory focus has intensified with respect to certain environmental, social, and governance ("ESG") matters. These matters include, among others, efforts and mitigation of the impact of climate change, human rights matters, ethics and compliance with law, diversity, equity and inclusion, and the role of the Board in supervising various ESG and sustainability issues. Additionally, in the retail industry, the materials used in the merchandise we sell as well as where we source our merchandise is of particular importance.

Further, investment in funds that specialize in companies that perform well in ESG assessments have both gained popularity and been subject to criticism, and several major institutional investors and advisors have publicly emphasized or disfavored the importance of ESG measures to their investment decisions and recommendations. Investors who are focused on ESG matters may look either positively or negatively upon enhanced ESG disclosures or implementation of ESG policies and procedures, and our response may fall short of expectations in either case. There can be no assurances that shareholders will not advocate, via proxy contests, media campaigns, or by other public or private means, for us to either take more ESG focused actions on an accelerated timeline or not to do so.

There can be no certainty that we will successfully navigate or manage all of the ESG issues, or that we will successfully meet the expectations of investors or others. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation with governments, customers, employees, other third parties and the communities and industries in which we operate, as well as on our business, share price, financial condition, access to capital, or results of operations.

INDEBTEDNESS AND CAPITALIZATION

Indebtedness may limit our ability to invest in the ongoing needs of our business, and if we are unable to comply with our financial covenants, it could have a material adverse effect on our liquidity and our business, financial condition, and results of operations.

The Company's credit facility (the "Credit Facility") provides for a five-year $100.0 million revolving credit facility, which includes a $45.0 million sub-facility for letters of credit and a $25.0 million sub-facility for swingline loans (the "Revolving Credit Facility"). As of February 1, 2025, we had no outstanding borrowings on the Revolving Credit Facility, with $85.8 million of borrowing availability. We may, from time to time, incur additional indebtedness.

The agreements governing our Credit Facility place certain conditions on us, including restrictions that may, among other items:

- increase our vulnerability to adverse general economic or industry conditions;

- limit our flexibility in planning for, or reacting to, changes in our business or the industries in which we operate;

- make us more vulnerable to increases in interest rates, as borrowings under our Credit Facility are at variable rates;

- limit our ability to obtain additional financing in the future for working capital or other purposes;

- require us to utilize our cash flows from operations to make payments on indebtedness, reducing the availability of our cash flows to fund working capital, capital expenditures, development activity, and other general corporate purposes; and

- place us at a competitive disadvantage compared to our competitors that have less indebtedness.

Our Credit Facility places certain limitations on our ability to incur additional indebtedness. However, subject to the qualifications and exceptions in our Credit Facility, we may be permitted to incur substantial additional indebtedness and may incur obligations that do not constitute indebtedness under the terms of the Credit Facility. Our Credit Facility also places certain limitations on, among other items, our ability to enter into certain types of transactions,

financing arrangements and investments, to make certain changes to our capital structure, and to guarantee certain indebtedness. Our Credit Facility also places certain restrictions on the payment of dividends and distributions, as well as certain management fees. These restrictions limit or prohibit, among other things, our ability to:

- pay dividends on, redeem, or repurchase our stock, or make other distributions;

- incur or guarantee additional indebtedness;

- sell stock in our subsidiaries;

- create or incur liens;

- make acquisitions or investments;

- transfer or sell certain assets or merge or consolidate with or into other companies;

- make certain payments or prepayments of indebtedness subordinated to our obligations under our Credit Facility; and

- enter into certain transactions with our affiliates.

Failure to comply with certain covenants or the occurrence of a change of control under our Credit Facility could result in the acceleration of our obligations under the Credit Facility, which could materially adversely affect our liquidity, capital resources, and results of operations.

Under certain circumstances, our Credit Facility requires us to comply with certain financial covenants regarding our fixed charge coverage ratio. Failure to comply could result in a default and an acceleration of our obligations under the Credit Facility, which could have a material adverse effect on our liquidity and our business, financial condition, and results of operations. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Credit Facilities."

We may be unable to generate sufficient cash flows to satisfy debt service obligations, which could have a material adverse effect on our business, financial condition, and results of operations.

Our ability to make principal and interest payments on and to refinance indebtedness will depend on our ability to generate cash in the future and is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If our business does not generate sufficient cash flows from operations, in the amounts projected or at all, or if future borrowings are not available to us in amounts sufficient to fund our other liquidity needs, our business, financial condition, and results of operations could be materially adversely affected. If we cannot generate sufficient cash flows from operations to make scheduled principal and interest payments in the future, we may need to refinance all or a portion of indebtedness on or before maturity, sell assets, delay capital expenditures, or seek additional equity. The terms of future debt agreements, including our Credit Facility, may also restrict us from affecting any of these alternatives. Further, changes in the credit and capital markets, including market disruptions and interest rate fluctuations, may increase the cost of financing, make it more difficult to obtain favorable terms, or restrict our access to these sources of future liquidity. If we are unable to refinance indebtedness on commercially reasonable terms or at all or to affect any other action relating to indebtedness on satisfactory terms or at all, it could have a material adverse effect on our business, financial condition, and results of operations.

We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance long-term stockholder value.

We have adopted a share repurchase program under which an aggregate of $400 million was previously authorized, and, as of the expiration of the 2024 fiscal year, approximately $32.7 million remained available. On March 19, 2025, the Company announced that the Board of Directors approved an increase to the amount available under the existing repurchase program by an additional, incremental amount of up to $300 million and approved the extension of the term of such program from March 31, 2026 to March 31, 2029. While the authorization of the repurchase program has an expiration date, the authorizations are subject to extension or earlier termination by the Board of Directors at any time. We are not obligated to repurchase a specified number or dollar value of shares under our share repurchase program, and all repurchase decisions are made in our sole discretion. Even if our share repurchase program is fully executed, it may not enhance long-term stockholder value. Also, the amount, timing, and execution of our share repurchase program may fluctuate based on our priorities for the use of cash for other purposes and because of changes in cash flows, tax laws, and the market price of our common stock.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

The Board recognizes the importance of maintaining the trust and confidence of our customers, associates, vendors, and other business partners through the effective management of Company enterprise risks. The Board, through its Audit Committee, oversees the Company's risk management program, and cybersecurity represents an important component of the Company's overall approach to enterprise risk management ("ERM"). Cybersecurity policies, standards, processes, and practices comprise an integral part of the Company's ERM program and are based on recognized frameworks established by the National Institute of Standards and Technology, the Payment Card Industry Data Security Standard and other applicable industry standards. In general, the Company addresses cybersecurity risks through a comprehensive, cross-functional approach focused on preserving the confidentiality, security, and availability of the information that the Company collects and stores by, first, identifying, preventing, and mitigating cybersecurity threats and, when needed, effectively responding to cybersecurity incidents.

Risk Management and Strategy

The Company's cybersecurity program focuses on the following key areas:

- As discussed in more detail under the heading "Governance," the Board oversees the Company's ERM functions through its Audit Committee (the "Audit Committee"). The Audit Committee, in turn, oversees the Company's Risk Management Committee (the "Risk Committee"), which includes the Company's Chief Information Officer ("CIO"), who fulfills the role of Chief Information Security Officer ("CISO"), other members of management, and select personnel from key departments. The Risk Committee regularly meets to discuss, evaluate, and address the ever-changing landscape of enterprise risks. The Risk Committee then reports to, and solicits direction and input from, the Audit Committee.

- The Company has implemented a comprehensive, cross functional approach to identifying, mitigating, and preventing cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents, so that management can make decisions regarding the public disclosure and reporting of such incidents in a timely manner. The Board, Company management, other key associates, and outside vendors and service providers work together and diligently at all levels of the ERM function.

- The Company deploys technical safeguards that are designed to protect the Company's information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, and access controls, which the Company evaluates and improves through vulnerability assessments and cybersecurity threat intelligence.

- The Company has established and maintains comprehensive incident response and recovery plans that fully address the Company's response to a cybersecurity incident. Such plans are tested and evaluated on a regular basis.

- The Company maintains a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties (including vendors, service providers, and other external users of the Company's systems) as well as the systems of third parties that could adversely impact the Company's business in the event of a cybersecurity incident affecting those third-party systems.

- The Company conducts regular training for its associates regarding cybersecurity threats, as means to equip the Company's associates with effective tools to address cybersecurity threats and to communicate the Company's evolving information security policies, standards, processes, and practices.

The Company regularly assesses and tests the Company's policies, standards, processes, and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing, and other exercises focused on evaluating the effectiveness of our cybersecurity measures. The Company regularly engages third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits, and independent reviews of our information security control environment and operating effectiveness. The CIO's team reports the results of such assessments, audits, and reviews to the Risk Committee and the Audit Committee on a

quarterly basis, and the Company adjusts its cybersecurity policies, standards, processes, and practices as necessary based on the valuable information gleaned during these assessments, audits, and reviews.

Governance and Board Oversight

The Board, through its Audit Committee, pursuant to the Audit Committee's charter, and in coordination with the Company's Risk Committee, oversees the Company's ERM process, including the management of risks arising from cybersecurity threats. The Risk Committee solicits regular presentations and reports on cybersecurity risks from various departments within the Company, expressly seeking a wide range of input and viewpoints on the ERM process. The Risk Committee considers topics such as recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends, and information security considerations arising with respect to the Company's peers and third parties.

On a quarterly basis, the Risk Committee meets to discuss ERM, including cybersecurity processes, keeping adequate records of its consideration of the applicable ERM topics. The Risk Committee reports quarterly to the Board's Audit Committee, responding to the comments, questions, directives, and input from the members thereof, and engaging in a fulsome discussion of the Company's approach to, among other things, cybersecurity risk management.

Company Management

The CIO, in coordination with the Company's IT Security and Compliance ("ITSEC") team works collaboratively across the Company to implement a program designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company's incident response and recovery plans.

The CIO has served various roles in information technology for over 33 years, including 17 years with responsibility in overseeing cybersecurity efforts in large publicly traded companies. The ITSEC team includes a dedicated manager and security analysts. The ITSEC team also has access to two dedicated consultants who each have over 20 years' experience managing cybersecurity risk and infrastructure security in large publicly-traded companies.

The Company's Incident Response Team, which includes the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, CIO, and General Counsel, receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed.

To facilitate the success of the Company's cybersecurity components of the ERM program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, the CIO and the ITSEC team monitor the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents in real time and report such threats and incidents to the Risk Committee and Audit Committee when appropriate.

Cybersecurity Risks

Despite the security measures we have implemented, certain cybersecurity incidents could disrupt our operational systems if our IT resources are compromised by an intentional attack which results in the loss of trade secrets or other proprietary or competitively sensitive information; compromises personally identifiable information regarding customers or employees; delays our ability to deliver products to customers; jeopardizes the security of our facilities; or causes other damage.

During the fiscal year ended February 1, 2025, we did not experience any material impact to our business, financial position, or operations resulting from previously identified cyberattacks or other information security incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material breaches. While our lack of an online shopping option or an omnichannel customer experience may pose risks to our business, the same aspect of our operations insulates us from the same level of cybersecurity risks relative to those peers.

We continuously seek to maintain a robust program of information security and controls, but the impact of a material cybersecurity incident could have an adverse effect on our competitive position, reputation, results of operations, financial condition, and cash flows.

Additionally, while we have a cybersecurity program designed to protect and preserve the confidentiality, integrity, and availability of our information systems, we also maintain cybersecurity insurance to manage potential liabilities

resulting from specific cyber-attacks. Although we maintain cybersecurity insurance, there can be no guarantee that our insurer(s) will cover specific claims, pay the full costs of an incident, or provide payment in a timely manner.

For more information, please see "Item 1A – Risk Factors – Technology and Cybersecurity."

Item 2.   Properties

We lease the majority of our retail stores, often in second generation sites ranging in size from 18,000 to 50,000 square feet. Our corporate headquarters, located in Harrisburg, PA, is 58,200 square feet and is leased under an agreement that expires in February 2033, with options to renew for three successive five-year periods. Our corporate data center and additional office space is 19,800 square feet. Our 804,000 square foot distribution center located in York, PA is leased under an agreement that expires in March 2033 with an option to renew for one five-year period. Our 962,000 square foot distribution center in Commerce, GA is leased under an agreement that expires in April 2029 with options to renew for two successive five-year periods. We also own and operate a 615,000 square foot distribution center in Lancaster, TX. In fiscal 2024, we completed construction of our fourth distribution center in Princeton, IL. The Princeton, IL facility is 615,000 square feet and began shipping product in July 2024. As of February 1, 2025, there were 559 Ollie's Bargain Outlet locations across 31 contiguous states in the eastern half of the United States.

We maintain a focused and disciplined approach to entering into lease arrangements. All leases are approved by our real estate committee, which is comprised of senior management and executive officers. Our leases generally have an initial term of approximately seven years with options to renew for three to five successive five-year periods and generally require us to pay a proportionate share of real estate taxes, insurance, and common area or other charges.

Item 3.   Legal Proceedings

From time to time we are involved in claims and legal actions that arise in the ordinary course of our business. We cannot predict the outcome of any litigation or suit to which we are a party. However, we do not believe that an unfavorable decision of any of the current claims or legal actions against us, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations, liquidity or capital resources.

Item 4.   Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on NASDAQ under the symbol "OLLI." The following tables set forth for the periods indicated the high and low sales prices of our common stock on NASDAQ.

	2024	
	High	Low
First Quarter	$ 84.38	$68.05
Second Quarter	$104.98	$72.19
Third Quarter	$102.38	$86.05
Fourth Quarter	$120.03	$86.88

	2023	
	High	Low
First Quarter	$65.97	$50.95
Second Quarter	$73.71	$52.93
Third Quarter	$80.94	$70.17
Fourth Quarter	$83.19	$68.57

As of February 1, 2025, we had approximately 177,325 stockholders of record.

Stock Performance Graph

The graph set forth below compares the cumulative stockholder return on our common stock between February 1, 2020 and February 1, 2025 to the cumulative return of (i) the NASDAQ Composite Total Return index and (ii) the NASDAQ US Benchmark Retail Index over the same period. This graph assumes an initial investment of $100 on February 1, 2020 in our common stock, the NASDAQ Composite Total Return index and the NASDAQ US Benchmark Retail Index and assumes the reinvestment of dividends, if any. Such returns are based on historical results and are not intended to suggest future performance.



	2/1/20	1/30/21	1/29/22	1/28/23	2/3/24	2/1/25
Ollie's Bargain Outlet Holdings, Inc.	100.00	178.60	84.71	101.75	141.53	210.24
NASDAQ Composite Total Return Index	100.00	175.59	106.29	82.88	80.43	88.30
NASDAQ US Benchmark Retail Index	100.00	137.26	142.67	120.56	161.79	215.52

Dividends

Our common stock began trading on July 16, 2015. Since then, we have not declared any cash dividends nor do we expect to in the foreseeable future as we intend to retain our earnings to finance the development and growth of our business and operations.

The Credit Facility contains a number of restrictive covenants that, among other things and subject to certain exceptions, restrict Ollie's Bargain Outlet, Inc.'s and Ollie's Holdings, Inc.'s (together the ''Borrowers'') ability and the ability of their subsidiaries to pay dividends on our capital stock or redeem, repurchase or retire our capital stock.

Securities Authorized for Issuance under Equity Compensation Plans

The information required by this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

Information on Share Repurchases

Information regarding shares of common stock the Company repurchased during the thirteen weeks ended February 1, 2025 is as follows:

Period	Total number of shares repurchased[1]	Average price paid per share[2]	Total number of shares purchased as part of publicly announced plans or programs[3]	Approximate dollar value of shares that may yet be purchased under the plans or programs[3]
November 3, 2024 through November 30, 2024..	—	—	—	$38,395,894
December 1, 2024 through January 4, 2025	16,614	$114.78	16,614	$36,490,497
January 5, 2025 through February 1, 2025	35,541	$108.06	35,541	$32,646,530
Total..................................	52,155		52,155	

(1) Consists of shares repurchased under the publicly announced share repurchase program.

(2) Includes commissions for the shares repurchased under the share repurchase program.

(3) On March 26, 2019, the Board of Directors of the Company authorized the repurchase of up to $100.0 million of shares of the Company's common stock. This initial tranche expired on March 26, 2021. The Board authorized the repurchase of another $100.0 million of the Company's common stock on December 15, 2020, and a $100.0 million increase on March 16, 2021, resulting in $200.0 million approved for share repurchases through January 13, 2023. On November 30, 2021, the Board authorized an additional $200.0 million to repurchase stock pursuant to the Company's share repurchase program, expiring on December 15, 2023. On November 30, 2023, the Company's Board of Directors authorized an extension to the existing share repurchase program set to expire on December 15, 2023, until March 31, 2026. Shares to be repurchased are subject to the same considerations regarding timing and amount of repurchases as the initial authorization. As of February 1, 2025, the Company had approximately $32.7 million remaining under its share repurchase program. On March 19, 2025, the Company announced the Board of Directors approved a new share repurchase authorization of an additional $300.0 million of the Company's outstanding common stock; see further discussion in Note 14 "Subsequent Event" to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. For further discussion on the share repurchase program, see "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, Share Repurchase Program."

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion together with the financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The statements in this discussion regarding expectations of our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Item 1A, Risk Factors" and "Cautionary note regarding forward-looking statements." Our actual results may differ materially from those contained in or implied by any forward-looking statements.

We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday nearer January 31 of the following year. References to "2024" refer to the 52-week fiscal year ended February 1, 2025 and references to "2023" refer to the 53-week fiscal year ended February 3, 2024. References to "2025" refer to the 52-week fiscal year ending January 31, 2026.

Overview

Ollie's is America's largest retailer of closeout merchandise and excess inventory. Our stores sell name brand household related items that consumers use in their everyday lives at prices that are typically 20% to 70% below traditional retailers. Known for our assortment of "Good Stuff Cheap®," we offer customers a broad selection of brand name products, including housewares, bed and bath, food, floor coverings, health and beauty aids, books and stationery, toys, and electronics. Our differentiated go-to market strategy is characterized by a unique, fun, and engaging treasure hunt shopping experience, compelling customer value proposition and witty, humorous in-store signage and advertising campaigns. These attributes have driven our rapid growth and strong store performance as evidenced by our store base expansion from 388 stores to 559 stores and net sales growth from $1.809 billion to $2.272 billion from 2020 to 2024 and average annual net sales per store of $4.3 million for the five-year period.

Our Growth Strategy

Since the founding of Ollie's in 1982, our principal growth strategy has been the opening of new stores. Historically, we have expanded our store base by opening new stores organically. More recently, we have expanded our store base through acquiring former store locations of bankrupt retailers through the bankruptcy auction process. Our growth strategy continuously evaluates the best opportunities in the marketplace and combines organic new store openings with the acquisition of store locations. We follow a contiguous unit growth strategy that combines backfilling existing markets and states with entering new markets and states in a contiguous manner. As of February 1, 2025 we have grown to 559 stores in 31 states.

Our stores are supported by four distribution centers, one each in York, PA, Commerce, GA, Lancaster, TX, and Princeton, IL. We completed the construction of our Princeton, IL distribution center in the second quarter of 2024 and began shipping product in July 2024. With the addition of our fourth distribution center, we believe our distribution capabilities will support up to 750 stores.

We have invested in our associates, infrastructure, distribution network, and information systems to allow us to continue to rapidly grow our store footprint, including:

- growing our merchant buying team to increase our access to brand name/closeout merchandise;

- adding members to our senior management team;

- expanding the capacity of our distribution centers to their current 3.0 million square feet; and

- investing in information technology, accounting, and warehouse management systems.

Our business model has produced consistent and predictable store growth over the past several years, during both strong and weaker economic cycles. We plan to continue to enhance our competitive positioning and drive growth in sales and profitability by executing on the following strategies:

- growing our store base;

- increasing our offerings of great bargains; and

- leveraging and expanding Ollie's Army.

We have a proven portable, flexible, and highly profitable store model that has produced consistent financial results and returns. Our new store model targets a store size between 25,000 to 35,000 square feet and an average initial cash investment of approximately $1.0 million, which includes store fixtures and equipment, store-level and distribution center inventory (net of payables) and pre-opening expenses. We target new store sales of approximately $4.0 million in their first full year of operations.

While we are focused on driving comparable store sales and managing our expenses, our revenue and profitability growth will primarily come from opening new stores. The core elements of our business model are procuring great deals, offering extreme values to our customers and creating consistent, predictable store growth, and margins. In addition, our new stores generally open strong, contributing to the growth in net sales and profitability of our business. From 2020 to 2024, net sales grew at a CAGR of 5.9%. We plan to achieve continued net sales growth, including comparable stores sales, by adding stores to our store base and by continuing to provide quality merchandise at a value for our customers as we scale and gain more access to purchase directly from major manufacturers. We also plan to leverage and expand our Ollie's Army database marketing strategies. In addition, we plan to continue to manage our selling, general, and administrative expenses ("SG&A") by continuing to make process improvements and by maintaining our standard policy of reviewing our operating costs.

Our ability to grow and our results of operations may be impacted by additional factors and uncertainties, such as consumer spending habits, which are subject to macroeconomic conditions and changes in discretionary income. Our customers' discretionary income is primarily impacted by gas prices, wages, rising interest rates, inflation, and consumer trends and preferences, which fluctuate depending on the environment. The potential consolidation of our competitors or other changes in our competitive landscape could also impact our results of operations or our ability to grow, even though we compete with a broad range of retailers.

Our key competitive advantage is our direct buying relationships with many major manufacturers, wholesalers, distributors, brokers, and retailers for our brand name closeout products and unbranded goods. We also augment our product mix with private label brands. As we continue to grow, we believe our increased scale will provide us with even greater access to brand name closeout products as major manufacturers seek a single buyer to acquire an entire deal.

How We Assess the Performance of Our Business and Key Line Items

We consider a variety of financial and operating measures in assessing the performance of our business. The key measures we use are number of new stores, net sales, comparable store sales, gross profit and gross margin, SG&A, pre-opening expenses, operating income, EBITDA, and Adjusted EBITDA.

Number of New Stores

The number of new stores reflects the number of stores opened during a particular reporting period. Before we open new stores, we incur pre-opening expenses described below under "Pre-Opening Expenses" and we make an initial investment in inventory. We also make initial capital investments in fixtures and equipment, which we amortize over time.

We opened 50 new stores in 2024. We expect new store growth to be the primary driver of our sales growth. Our initial lease terms are approximately seven years with options to renew for three to five successive five-year periods. Our portable and predictable real estate model focuses on backfilling existing markets and entering new markets in contiguous states. Our new stores often open with higher sales levels as a result of greater advertising and promotional spend in connection with grand opening events, but decline shortly thereafter to our new store model levels.

Net Sales

We recognize retail sales in our stores when merchandise is sold and the customer takes possession of the merchandise. Also included in net sales is revenue allocated to certain redeemed discounts earned via the Ollie's Army loyalty program, gift card breakage, and income from our co-branded credit card program. Net sales are presented net of returns and sales tax. Net sales consist of sales from comparable stores and non-comparable stores, described below under "Comparable Store Sales." Growth of our net sales is primarily driven by the expansion of our store base in existing and new markets. As we continue to grow, we believe we will have greater access to brand name closeout merchandise and an increased deal selection, resulting in more potential offerings for our customers. Net sales are impacted by product mix, merchandise mix and availability, as well as promotional activities and the

spending habits of our customers. Our broad selection of offerings across diverse product categories supports growth in net sales by attracting new customers, which results in higher spending levels and frequency of shopping visits from our customers, including Ollie's Army members.

The spending habits of our customers are subject to macroeconomic conditions and changes in discretionary income. Our customers' discretionary income is primarily impacted by gas prices, wages, inflation, and consumer trends and preferences, which fluctuate depending on the environment. However, because we offer a broad selection of merchandise at extreme values, we believe we are generally less impacted than other retailers by economic cycles that correspond with declines in general consumer spending habits. We believe we also benefit from periods of increased consumer spending.

Comparable Store Sales

Comparable store sales measure performance of a store during the current reporting period against the performance of the same store in the corresponding period of the previous year. Comparable store sales consist of net sales from our stores beginning on the first day of the sixteenth full fiscal month following the store's opening, which is when we believe comparability is achieved. Comparable store sales are impacted by the same factors that impact net sales.

We define comparable stores to be stores that:

- have been remodeled while remaining open;

- are closed for five or fewer days in any fiscal month;

- are closed temporarily and relocated within their respective trade areas; and

- have expanded, but are not significantly different in size, within their current locations.

Non-comparable store sales consist of new store sales and sales for stores not open for a full 15 months. Stores which are closed temporarily, but for more than five days in any fiscal month, are included in non-comparable store sales beginning in the fiscal month in which the temporary closure begins until the first full month of operation once the store re-opens, at which time they are included in comparable store sales.

Opening new stores is the primary component of our growth strategy and as we continue to execute on our growth strategy, we expect a significant portion of our sales growth will be attributable to non-comparable store sales. Accordingly, comparable store sales are only one measure we use to assess the success of our growth strategy.

Gross Profit and Gross Margin

Gross profit is equal to our net sales less our cost of sales. Cost of sales includes merchandise costs, inventory markdowns, shrinkage and transportation, distribution, and warehousing costs, including depreciation and amortization. Gross margin is gross profit as a percentage of our net sales. Gross margin is a measure used by management to indicate whether we are selling merchandise at an appropriate gross profit.

In addition, our gross margin is impacted by product mix, as some products generally provide higher gross margins, by our merchandise mix and availability, and by our merchandise cost, which can vary.

Our gross profit is variable in nature and generally follows changes in net sales. We regularly analyze the components of gross profit, as well as gross margin. Specifically, our product margin and merchandise mix is reviewed by our merchant team and senior management, ensuring strict adherence to internal margin goals. Our disciplined buying approach has produced consistent gross margins and we believe helps to mitigate adverse impacts on gross profit and results of operations.

The components of our cost of sales may not be comparable to the components of cost of sales or similar measures of our competitors and other retailers. As a result, our gross profit and gross margin may not be comparable to similar data made available by our competitors and other retailers.

Selling, General, and Administrative Expenses

SG&A are comprised of payroll and benefits for store, field support, and support center associates. SG&A also include marketing and advertising expense, occupancy costs for stores and the store support center, insurance, corporate infrastructure, and other general expenses. The components of our SG&A remain relatively consistent per store and for each new store opening. SG&A generally increase as we grow our store base and as our net sales

increase. A significant portion of our expenses is primarily fixed in nature, and we expect to continue to maintain strict discipline while carefully monitoring SG&A as a percentage of net sales. We expect that our SG&A will continue to increase in future periods with future growth.

The components of our SG&A may not be comparable to the components of SG&A or similar measures of our competitors and other retailers. As a result, our SG&A may not be comparable to similar data made available by our competitors and other retailers.

Depreciation and Amortization Expenses

Property and equipment are stated at original cost less accumulated depreciation and amortization. Depreciation and amortization expenses are calculated over the estimated useful lives of the related assets, or in the case of leasehold improvements, the lesser of the useful lives or the remaining term of the lease. Expenditures for additions, renewals, and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. Depreciation and amortization are computed on the straight-line method for financial reporting purposes. Depreciation and amortization as it relates to our distribution centers is included within cost of sales on the consolidated statements of income.

Pre-Opening Expenses

Pre-opening expenses consist of expenses of opening new stores and distribution centers, as well as store remodel and store closing costs. For opening new stores, pre-opening expenses include grand opening advertising costs, payroll expenses, travel expenses, employee training costs, rent expenses, and store setup costs. Pre-opening expenses for new stores are expensed as they are incurred, which is typically within 30 to 45 days of opening a new store. For opening distribution centers, pre-opening expenses primarily include inventory transportation costs, employee travel expenses, and occupancy costs. Store remodel costs primarily consist of payroll expenses, travel expenses, and store setup costs expensed as they are incurred. Store closing costs primarily consist of insurance deductibles, rent, and store payroll.

Operating Income

Operating income is gross profit less SG&A, depreciation and amortization, and pre-opening expenses. Operating income excludes net interest income or expense, and income tax expense. We use operating income as an indicator of the productivity of our business and our ability to manage expenses.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are key metrics used by management and our Board to assess our financial performance. EBITDA and Adjusted EBITDA are also frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. We use Adjusted EBITDA to supplement U.S. Generally Accepted Accounting Principles (''GAAP'') measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions, to evaluate our performance in connection with compensation decisions and to compare our performance against that of other peer companies using similar measures. Management believes it is useful to investors and analysts to evaluate these non-GAAP measures on the same basis as management uses to evaluate the Company's operating results. We believe that excluding items from operating income, net income, and net income per diluted share that may not be indicative of, or are unrelated to, our core operating results, and that may vary in frequency or magnitude, enhances the comparability of our results and provides a better baseline for analyzing trends in our business.

We define EBITDA as net income before net interest income or expense, depreciation and amortization expenses, and income taxes. Adjusted EBITDA represents EBITDA as further adjusted for non-cash stock-based compensation expense and gains on insurance settlements. EBITDA and Adjusted EBITDA are non-GAAP measures and may not be comparable to similar measures reported by other companies. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. In the future we may incur expenses or charges such as those added back to calculate Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these items. For further discussion of EBITDA and Adjusted EBITDA and for reconciliations of net income, the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDA, see ''Results of Operations.''

Results of Operations

This section includes comparisons of certain 2024 financial information to the same information for 2023. Year-to-year comparisons of the 2023 financial information to the same information for fiscal 2022, the 52-week period ended January 28, 2023 ("2022"), are contained in Item 7 of our Form 10-K for 2023 filed with the SEC on March 27, 2024 and available through the SEC's website at https://www.sec.gov/edgar/searchedgar/companysearch.html.

The following tables summarize key components of our results of operations for 2024 and 2023, both in dollars and as a percentage of our net sales.

We derived the consolidated statements of income for 2024 and 2023 from our consolidated financial statements and related notes. Our historical results are not necessarily indicative of the results that may be expected in the future.

	2024	2023
	(dollars in thousands)	
Net sales	$2,271,705	$2,102,662
Cost of sales	1,357,253	1,270,297
Gross profit	914,452	832,365
Selling, general, and administrative expenses	612,406	562,672
Depreciation and amortization expenses	33,224	27,819
Pre-opening expenses	19,319	14,075
Operating income	249,503	227,799
Interest income, net	(16,311)	(14,686)
Income before income taxes	265,814	242,485
Income tax expense	66,052	61,046
Net income	$ 199,762	$ 181,439
Percentage of net sales[1]**:**		
Net sales	100.0%	100.0%
Cost of sales	59.7	60.4
Gross profit	40.3	39.6
Selling, general, and administrative expenses	27.0	26.8
Depreciation and amortization expenses	1.5	1.3
Pre-opening expenses	0.9	0.7
Operating income	11.0	10.8
Interest income, net	(0.7)	(0.7)
Income before income taxes	11.7	11.5
Income tax expense	2.9	2.9
Net income	8.8%	8.6%
Select operating data:		
Number of new stores	50	45
Number of store closings	(3)	(1)
Number of stores open at end of period	559	512
Average net sales per store[2]	$ 4,271	$ 4,286
Comparable stores sales change	2.8%	5.7%

---

(1)   Components may not add to totals due to rounding.

(2)   Average net sales per store represents the weighted average of total net weekly sales divided by the number of stores open at the end of each week for the respective periods presented.

The following table provides a reconciliation of our net income to Adjusted EBITDA for the periods presented:

	2024	2023
	(dollars in thousands)	
Net income.	$199,762	$181,439
Interest income, net	(16,311)	(14,686)
Depreciation and amortization expenses[1]	44,128	35,120
Income tax expense	66,052	61,046
EBITDA.	293,631	262,919
Non-cash stock-based compensation expense	19,445	12,237
Adjusted EBITDA.	$313,076	$275,156

_____

(1)   Includes depreciation and amortization relating to our distribution centers, which is included within cost of sales on our consolidated statements of income.

2024 Compared with 2023

Net Sales

Net sales increased to $2.272 billion in 2024 from $2.103 billion in 2023, an increase of $169.0 million, or 8.0%. The increase in net sales was the result of new store unit growth and a comparable store sales increase of 2.8%. Excluding the 53rd week, sales increased 9.8% year over year.

Comparable store sales increased 2.8% in 2024 compared with a 5.7% increase in 2023. The increase in comparable store sales consisted of an increase in the number of transactions and basket size.

Gross Profit and Gross Margin

Gross profit increased to $914.5 million in 2024 from $832.4 million in 2023, an increase of $82.1 million, or 9.9%. Gross margin increased 70 basis points to 40.3% in 2024 from 39.6% in 2023. The increase in gross margin in fiscal 2024 is primarily due to favorable supply chain costs.

Selling, General, and Administrative Expenses

SG&A increased to $612.4 million in 2024 from $562.7 million in 2023, an increase of $49.7 million, or 8.8%. Included in SG&A expenses in 2024 is a one-time expense of $5.5 million for the accelerated expense resulting from the modification of existing equity awards for our Executive Chairman. Excluding this one-time expense, SG&A increased 7.9% to $606.9 million in 2024 from $562.7 million in 2023. This increase was primarily driven by higher selling expenses associated with our new store unit growth. As a percentage of net sales, SG&A, exclusive of the one-time stock awards expense, decreased 10 basis points to 26.7% in 2024 from 26.8% in 2023. This decrease is primarily the result of increased leverage of fixed expenses from the increase in comparable store sales.

Depreciation and Amortization Expenses

Depreciation and amortization expenses increased to $33.2 million in 2024 from $27.8 million in 2023, an increase of $5.4 million, or 19.4%, the result of the increased asset base due to new store growth and investments in existing stores.

Pre-Opening Expenses

Pre-opening expenses increased to $19.3 million in 2024 from $14.1 million in 2023, an increase of $5.2 million, or 37.3%. The increase is primarily due to the earlier timing of new store openings in fiscal 2025 as compared to fiscal 2024, start-up costs related to opening the Princeton, IL distribution center, and dark rent expense associated with the bankruptcy acquired new store locations. We opened 50 new stores and closed three stores in 2024 compared with having opened 45 new stores and closed one store in 2023. As a percentage of net sales, pre-opening expenses increased 20 basis points to 0.9% in 2024 from 0.7% in 2023.

Interest Income, Net

Interest income, net was $16.3 million in 2024 compared with $14.7 million in 2023. The increase in interest income, net in 2024 is primarily due to higher average cash and cash equivalent and short-term investments balances compared to 2023.

Income Tax Expense

Income tax expense increased to $66.1 million in 2024 from $61.0 million in 2023, an increase of $5.0 million, or 8.2%. The effective tax rates for 2024 and 2023 were 24.9% and 25.2%, respectively. The variance in the effective tax rates between the periods was primarily due to an increase in discrete tax benefits related to stock-based compensation. Discrete tax benefits totaled $2.8 million and $1.1 million in 2024 and 2023, respectively. For further information, see Note 8 under "Notes to Consolidated Financial Statements."

Net Income

As a result of the foregoing, net income increased to $199.8 million in 2024 from $181.4 million in 2023, an increase of $18.3 million, or 10.1%.

Adjusted EBITDA

Adjusted EBITDA increased to $313.1 million in 2024 from $275.2 million in 2023, an increase of $37.9 million, or 13.8%.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity are net cash flows provided by operating activities and available borrowings under our $100.0 million Revolving Credit Facility. As of February 1, 2025, we had $428.7 million of cash and cash equivalents and short-term investments on hand and $85.8 million available to borrow under our Revolving Credit Facility. For further information regarding our Revolving Credit Facility, see Note 7 under "Notes to the Consolidated Financial Statements."

Our primary cash needs are for capital expenditures and working capital. Additionally, we have made and may continue to make discretionary share repurchases (see "Share Repurchase Program" below for further discussion).

Our capital expenditures are primarily related to new store openings, lease acquisitions and related build-out costs, store resets, which consist of improvements to stores as they are needed, expenditures related to our distribution centers, and infrastructure-related investments, including investments related to upgrading and maintaining our information technology systems. We spent $120.6 million and $124.4 million for capital expenditures in 2024 and 2023, respectively. We opened 50 new stores and closed three store in 2024.

Capital expenditures in 2025 are planned to be approximately $83 to $88 million, primarily for the opening of 75 new stores, store-level initiatives at our existing stores, as well as general corporate capital expenditures, including information technology. We have experienced, and may continue to experience, delays in construction and permitting of new stores and other projects.

Our primary working capital requirements are for the purchase of merchandise inventories, payroll, store rent associated with our operating leases, other store operating costs, distribution costs, and general and administrative costs. Our working capital requirements fluctuate during the year, rising in our third fiscal quarter as we increase quantities of inventory in anticipation of our peak holiday sales season in our fourth fiscal quarter. Fluctuations in working capital are also driven by the timing of new store openings.

A financial instrument which potentially subjects the Company to a concentration of credit risk is cash. Ollie's currently maintains its day-to-day operating cash balances with major financial institutions. The Company's operating cash balances are in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. From time to time, Ollie's invests temporary excess cash in overnight investments with expected minimal volatility, such as money market funds. Although the Company maintains balances which exceed the FDIC insured limit, it has not experienced any losses related to these balances.

We believe our cash and cash equivalents and short-term investments position, net cash provided by operating activities and availability under our Revolving Credit Facility will be adequate to finance our planned capital expenditures, working capital requirements, debt service, and other financing activities over the next 12 months. If cash provided by operating activities and borrowings under our Revolving Credit Facility are not sufficient or available to meet our capital requirements, we will be required to obtain additional equity or debt financing in the future. There can be no assurance equity or debt financing will be available to us when needed or, if available, the terms will be satisfactory to us and not dilutive to our then-current stockholders.

Share Repurchase Program

On December 15, 2020, the Board of Directors of the Company authorized the repurchase of up to $100.0 million of shares of the Company's common stock. On March 16, 2021, the Board of Directors of the Company authorized an increase of $100.0 million in the Company's share repurchase program, resulting in $200.0 million approved for share repurchases through January 13, 2023. On November 30, 2021, the Board authorized an additional $200.0 million to repurchase stock pursuant to the Company's share repurchase program, expiring on December 15, 2023. On November 30, 2023, the Company's Board of Directors authorized an extension to the existing share repurchase program set to expire on December 15, 2023, until March 31, 2026. On March 19, 2025, the Company announced the Board of Directors approved a new share repurchase authorization of an additional $300.0 million of the Company's outstanding common stock, effective through March 31, 2029. The shares to be repurchased may be purchased from time to time in open market conditions (including blocks), privately negotiated transactions, accelerated share repurchase programs or other derivative transactions, issuer self-tender offers or any combination of the foregoing. The timing of repurchases and the actual amount purchased will depend on a variety of factors, including the market price of our shares, general market, economic and business conditions, and other corporate considerations. Repurchases may be made pursuant to plans intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, which could allow us to purchase our shares during periods when we otherwise might be prevented from doing so under insider trading laws or because of self-imposed trading blackout periods. Repurchases are expected to be funded from cash on hand or through the utilization of our Revolving Credit Facility. The repurchase authorization does not require the purchase of a specific number of shares and is subject to suspension or termination by our Board of Directors at any time.

During 2024, we repurchased 639,788 shares of our common stock for $53.0 million, inclusive of transaction costs, pursuant to our share repurchase program, and during 2023, we repurchased 808,669 shares of our common stock for $52.5 million, inclusive of transaction costs. These expenditures were funded by cash generated from operations. As of February 1, 2025, we had approximately $32.7 million remaining under our share repurchase authorization. There can be no assurances that any additional repurchases will be completed, or as to the timing or amount of any repurchases.

Summary of Cash Flows

A summary of our cash flows from operating, investing, and financing activities is presented in the following table:

	2024	2023
	(in thousands)	
Net cash provided by operating activities	$ 227,454	$ 254,497
Net cash used in investing activities	(255,341)	(150,087)
Net cash used in financing activities	(33,252)	(48,744)
Net increase (decrease) in cash and cash equivalents	$ (61,139)	$ 55,666

Cash Provided by Operating Activities

Net cash provided by operating activities in 2024 totaled $227.5 million compared with $254.5 million in 2023. The decrease in net cash provided by operating activities in 2024 was primarily due to changes in working capital, most notably the timing of tax and merchandise payments, partially offset by higher net income year over year.

Cash Used in Investing Activities

Net cash used in investing activities totaled $255.3 million in 2024 compared with $150.1 million in 2023. The increase in cash used in investing activities is primarily due to a larger investment in capital expenditures related to the development of new stores, the completion of our fourth distribution center in Princeton, IL, the acquisition of former 99 Cents Only Store locations and the acquisition of former Big Lots store leases, and purchases of short-term investments of $482.7 million in the current year, partially offset by maturities of short-term investments of $347.5 million.

Cash Used in Financing Activities

Net cash used in financing activities totaled $33.3 million in 2024 compared with $48.7 million in 2023. The change in cash outflow in 2024 is primarily due to $24.0 million of proceeds from stock option exercises in fiscal 2024 as compared to $6.7 million of proceeds from stock option exercises in fiscal 2023.

Credit Facilities

The Company's credit facility (the "Credit Facility") provides for a five-year $100.0 million revolving credit facility, which includes a $45.0 million sub-facility for letters of credit and a $25.0 million sub-facility for swingline loans (the "Revolving Credit Facility"). In addition, the Company may at any time add term loan facilities or additional revolving commitments up to $150.0 million pursuant to terms and conditions set out in the Credit Facility. On January 9, 2024, the Company refinanced its credit facility (the "Credit Facility"), pursuant to which the maturity date for any loans under the revolving credit facility was extended for a period of five years and a zero percent (0.0%) interest rate floor was added to the option for the SOFR Loan Rate (as defined in the Amendment). Loans under the Revolving Credit Facility mature on January 9, 2029.

The interest rates for the Credit Facility are calculated as follows: for ABR Loans, the highest of the Prime Rate, the Federal Funds Effective Rate plus 0.50% and Term SOFR with a term of one-month in effect on such day plus the SOFR Spread Adjustment plus 1.0%, plus the Applicable Margin, or, for SOFR Loans, the SOFR Loan Rate plus the Applicable Margin plus the SOFR Spread Adjustment. The Applicable Margin will vary from 0.00% to 0.50% for an ABR Loan and 1.00% to 1.50% for a SOFR Loan, based on availability under the Credit Facility. The SOFR Loan Rate is subject to a 0% floor.

Under the terms of the Revolving Credit Facility, as of February 1, 2025, we could borrow up to 90.0% of the most recent appraised value (valued at cost, discounted for the current net orderly liquidation value) of our eligible inventory, as defined, up to $100.0 million.

As of February 1, 2025, we had no outstanding borrowings under the Revolving Credit Facility, with $85.8 million of borrowing availability, outstanding letters of credit commitments of $14.0 million and $0.2 million of rent reserves. The Revolving Credit Facility also contains a variable unused line fee ranging from 0.125% to 0.250% per annum. We incurred unused line fees of approximately $0.1 million in each of 2024 and 2023.

The Credit Facility is collateralized by the Company's assets and equity and contains a financial covenant, as well as certain business covenants, including restrictions on dividend payments, which we must comply with during the term of the agreement. The financial covenant is a consolidated fixed charge coverage ratio test of at least 1.0 to 1.0 applicable during a covenant period, based on reference to availability. We were in compliance with all terms of the Credit Facility during 2024.

The provisions of the Credit Facility restrict all of the net assets of the Company's consolidated subsidiaries, which constitutes all of the net assets on our consolidated balance sheet as of February 1, 2025, from being used to pay any dividends or make other restricted payments to the Company without prior written consent from the financial institutions that are a party to the Credit Facility, subject to material exceptions including proforma compliance with the applicable conditions described in the Credit Facility.

Contractual Obligations

We enter into long-term contractual obligations and commitments in the normal course of business, primarily operating leases. The following table summarizes our material cash requirements over the next several periods from known contractual obligations, including contractual lease obligations:

	Less than 1 year	1-3 Years	3-5 Years	Thereafter	Total
			(in thousands)		
Operating leases[1]	$108,249	$217,754	$153,559	$188,025	$667,587
Finance leases	961	721	—	—	1,682
Purchase obligations[2]	12,795	—	—	—	12,795
Total	$122,005	$218,475	$153,559	$188,025	$682,064

---

(1) Operating lease payments exclude $20.0 million of legally binding minimum lease payments for leases signed, but not yet commenced.

(2) Purchase obligations are primarily for materials and construction agreements for new store build-outs and purchase commitments for material handling equipment at the Company's distribution centers.

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Seasonality

Our business is seasonal in nature and demand is generally the highest in our fourth fiscal quarter due to the holiday sales season. To prepare for the holiday sales season, we must order and keep in stock more merchandise than we carry during other times of the year and generally engage in additional marketing efforts. We expect inventory levels, along with accounts payable and accrued expenses, to reach their highest levels in our third and fourth fiscal quarters in anticipation of increased net sales during the holiday sales season. As a result of this seasonality, and generally because of variation in consumer spending habits, we experience fluctuations in net sales and working capital requirements during the year. Because we offer a broad selection of merchandise at extreme values, we believe we are generally less impacted than other retailers by economic cycles which correspond with declines in general consumer spending habits and we believe we still benefit from periods of increased consumer spending.

Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with GAAP. A summary of our significant accounting policies can be found in Note 1 to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The preparation of these consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. These judgments and estimates are based on historical and other factors believed to be reasonable under the circumstances. We have identified the policies below as critical to our business operations and understanding of our results of operations.

Inventories

Inventories are stated at the lower of cost or market determined using the retail inventory method on a first-in, first-out basis. The cost of inventories includes the merchandise cost, transportation costs, and certain distribution and storage costs. Such costs are thereafter expensed as cost of sales upon the sale of the merchandise.

Under the retail inventory method, which is widely used in the retail industry, inventory is segregated into departments of merchandise having similar characteristics. The valuation of inventories and the resulting gross profit is derived by applying a calculated cost-to-retail ratio to the retail value of inventories for each department.

Inherent in the retail inventory method are certain management judgments and estimates including, among others, merchandise markups, the amount and timing of permanent markdowns, and shrinkage, which may significantly impact both the ending inventory valuation and gross profit.

Factors considered in the determination of permanent markdowns include uncertainties related to inventory obsolescence, excess inventories, current and anticipated demand, age of the merchandise and customer preferences. A significant increase in the demand for merchandise could result in a short-term increase in inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on-hand. If our inventory is determined to be overvalued in the future, we would be required to recognize such costs in cost of sales and reduce operating income at the time of such determination. Therefore, although every effort is made to ensure the accuracy of forecasts of merchandise demand, any significant unanticipated changes in demand or in economic conditions within our markets could have a significant impact on the value of our inventory and reported operating results. Similarly, if higher than anticipated levels of shrinkage were to occur, it could have a material effect on our results of operations. We calculate our shrink provision based on actual physical inventory results during the fiscal period and an accrual for estimated shrink occurring subsequent to a physical inventory through the end of the fiscal reporting period. This accrual is calculated as a percentage of sales for each retail store, at a department level, based on the company's most recent historical shrink rate adjusted, if necessary, for current economic conditions and business trends. To the extent that subsequent physical inventories yield different results than the estimated accrual, our effective shrink rate for a given reporting period will include the impact of adjusting to the actual results.

We have not made any material changes in the methodology used to recognize permanent markdowns or inventory shrinkage in the financial periods presented nor do we anticipate material changes in assumptions we use for permanent markdowns or shrinkage. As previously stated, however, if our actual experience does not accurately reflect our assumptions and forecasts, we may be exposed to losses or gains that could be material. We believe a 10% change in our assumptions as of February 1, 2025 would have impacted net income by approximately $1.0 million in 2024.

Goodwill/Intangible Assets

We amortize intangible assets over their useful lives unless we determine such lives to be indefinite. Goodwill and intangible assets having indefinite useful lives are not amortized to earnings, but instead are subject to annual impairment testing or more frequently if events or circumstances indicate that the value of goodwill or intangible assets having indefinite useful lives might be impaired.

Goodwill and intangible assets having indefinite useful lives are tested for impairment annually in the fiscal month of October. We have the option to evaluate qualitative factors to determine if it is more likely than not that the carrying amount of our sole reporting unit or our nonamortizing intangible assets (consisting of a tradename) exceed their implied respective fair value and whether it is necessary to perform a quantitative analysis to determine impairment. As part of this qualitative assessment, we weigh the relative impact of factors that are specific to our sole reporting unit or our nonamortizing intangible assets as well as industry, regulatory and macroeconomic factors that could affect the inputs used to determine the fair value of the assets.

If management determines a quantitative goodwill impairment test is required, or it elects to perform a quantitative test, the test is performed by determining the fair value of our sole reporting unit. Fair value is determined based on our public market capitalization. The carrying value of goodwill is considered impaired when the reporting unit's fair value is less than its carrying value and the Company would record an impairment loss equal to the difference, not to exceed the total amount of goodwill allocated to the reporting unit.

If management determines a quantitative analysis of intangible assets having indefinite useful lives is required, the test is performed using the discounted cash flow method based on management's projection of future revenues and an estimated royalty rate to determine the fair value of the asset, specifically, our tradename. An impairment loss is recognized for any excess of the carrying amount of the asset over the implied fair value of that asset.

Our impairment calculations contain uncertainties as they require management to make assumptions and apply judgment to qualitative factors as well as estimate future cash flows by forecasting financial performance. Our policy is to conduct impairment testing based on our most current business plans, which reflect anticipated changes in the economy and the retail industry. Should significant changes in our overall business strategy, future results or economic events cause us to adjust our projected cash flows, future estimates of fair value may not support the carrying amount of these assets. If actual results prove inconsistent with our assumptions and judgments, we could be exposed to an impairment charge.

For 2024 and 2023, we completed an impairment test of our goodwill and determined that no impairment of goodwill existed. Similarly, for 2024 and 2023, we completed an impairment test of our tradename and determined that no impairment of the asset existed.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

Our operating results are subject to risk from interest rate fluctuations on our Credit Facility, which carries variable interest rates. As of February 1, 2025, our Credit Facility consisted solely of a Revolving Credit Facility with advances tied to a borrowing base. Because our Credit Facility bears interest at a variable rate, we are exposed to market risks relating to changes in interest rates. As of February 1, 2025, we had no outstanding variable rate debt under our Revolving Credit Facility. We do not use derivative financial instruments for speculative or trading purposes, but this does not preclude our adoption of specific hedging strategies in the future.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our historical results of operations and financial condition have been immaterial. We cannot be assured that our results of operations and financial condition will not be materially impacted by inflation in the future.

Item 8: *Financial Statements and Supplementary Data.*

OLLIE'S BARGAIN OUTLET HOLDINGS, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Ollie's Bargain Outlet Holdings, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Ollie's Bargain Outlet Holdings, Inc. and subsidiaries (the Company) as of February 1, 2025 and February 3, 2024, the related consolidated statements of income, stockholders' equity, and cash flows for each of the fiscal years in the three-year period ended February 1, 2025, and the related notes and financial statement schedule I - condensed financial information of registrant (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 1, 2025 and February 3, 2024, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended February 1, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 1, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 26, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimation of store shrink

As discussed in Note 1(h) to the consolidated financial statements, inventories are valued at the lower of cost or market determined using the retail inventory method on a first-in, first-out basis. The retail inventory method is based on a number of factors such as markups, markdowns, and shrinkage (or shrink). The Company calculates the shrink provision based on actual physical inventory results during the fiscal period and estimated shrink occurring subsequent to a physical inventory through the end of the fiscal reporting period. This accrual is calculated as a percentage of sales for each retail store, at a department level, based on the Company's most recent historical shrink rate adjusted, if necessary, for current economic conditions and business trends. The Company's inventories were $552.5 million as of February 1, 2025.

We identified the evaluation of the estimation of store shrink occurring between the physical inventory counts and the fiscal year-end as a critical audit matter. Evaluation of the Company's estimation of shrink at the end of the fiscal year involved subjective auditor judgment due to the estimation uncertainty associated with the shrink rate assumption.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the estimation of store shrink. We evaluated the appropriateness of the Company's shrink accrual at the end of the fiscal year by (1) evaluating the shrink rate used by comparing to historical shrink rates, (2) testing the application of the method and certain assumptions used, and (3) performing a sensitivity analysis over the shrink reserve estimate.

/s/ KPMG LLP

We have served as the Company's auditor since 2009.

Harrisburg, Pennsylvania
March 26, 2025

OLLIE'S BARGAIN OUTLET HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Income
(In thousands, except per share amounts)

| | Fiscal year ended | | |
	February 1, 2025	February 3, 2024	January 28, 2023
Net sales	$2,271,705	$2,102,662	$1,827,009
Cost of sales	1,357,253	1,270,297	1,170,915
Gross profit	914,452	832,365	656,094
Selling, general, and administrative expenses	612,406	562,672	490,569
Depreciation and amortization expenses	33,224	27,819	22,907
Pre-opening expenses	19,319	14,075	11,700
Operating income	249,503	227,799	130,918
Interest income, net	(16,311)	(14,686)	(2,965)
Income before income taxes	265,814	242,485	133,883
Income tax expense	66,052	61,046	31,093
Net income	$ 199,762	$ 181,439	$ 102,790
Earnings per common share:			
Basic	$ 3.26	$ 2.94	$ 1.64
Diluted	$ 3.23	$ 2.92	$ 1.64
Weighted average common shares outstanding:			
Basic	61,339	61,741	62,495
Diluted	61,767	62,068	62,704

See accompanying Notes to the Consolidated Financial Statements.

OLLIE'S BARGAIN OUTLET HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except per share amounts)

	February 1, 2025	February 3, 2024
Assets		
Current assets:		
Cash and cash equivalents.	$ 205,123	$ 266,262
Short-term investments	223,546	86,980
Inventories	552,542	505,790
Accounts receivable.	2,352	2,223
Prepaid expenses and other assets.	10,228	10,173
Total current assets	993,791	871,428
Property and equipment, net	334,961	270,063
Operating lease right-of-use assets	554,737	475,526
Goodwill.	444,850	444,850
Trade name.	230,559	230,559
Other assets	2,247	2,168
Total assets	$2,561,145	$2,294,594
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt.	$ 556	$ 639
Accounts payable.	130,279	128,097
Income taxes payable.	1,707	14,744
Current portion of operating lease liabilities	83,944	89,176
Accrued expenses and other	87,855	82,895
Total current liabilities.	304,341	315,551
Revolving credit facility	—	—
Long-term debt.	1,040	1,022
Deferred income taxes.	81,124	71,877
Long-term operating lease liabilities.	479,330	397,912
Total liabilities	865,835	786,362
Stockholders' equity:		
Preferred stock - 50,000 shares authorized at $0.001 par value; no shares issued	—	—
Common stock - 500,000 shares authorized at $0.001 par value; 67,462 and 66,927 shares issued, respectively.	67	67
Additional paid-in capital	735,284	694,959
Retained earnings.	1,367,713	1,167,951
Treasury - common stock, at cost; 6,113 and 5,473 shares, respectively	(407,754)	(354,745)
Total stockholders' equity	1,695,310	1,508,232
Total liabilities and stockholders' equity	$2,561,145	$2,294,594

See accompanying Notes to the Consolidated Financial Statements.

OLLIE'S BARGAIN OUTLET HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
(In thousands)

	Common stock		Treasury stock		Additional paid-in capital	Retained earnings	Total stockholders' equity
	Shares	Amount	Shares	Amount			
Balance as of January 29, 2022 . . .	66,516	$67	(3,816)	$(260,372)	664,293	883,722	1,287,710
Stock-based compensation expense	—	—	—	—	9,951	—	9,951
Proceeds from stock options exercised	119	—	—	—	4,032	—	4,032
Vesting of restricted stock	50	—	—	—	—	—	—
Common shares withheld for taxes.	(13)	—	—	—	(582)	—	(582)
Shares repurchased	—	—	(848)	(41,832)	—	—	(41,832)
Net income	—	—	—	—	—	102,790	102,790
Balance as of January 28, 2023 . . .	66,672	67	(4,664)	(302,204)	677,694	986,512	1,362,069
Stock-based compensation expense	—	—	—	—	12,237	—	12,237
Proceeds from stock options exercised	180	—	—	—	6,686	—	6,686
Vesting of restricted stock	103	—	—	—	—	—	—
Common shares withheld for taxes.	(28)	—	—	—	(1,658)	—	(1,658)
Shares repurchased	—	—	(809)	(52,541)	—	—	(52,541)
Net income	—	—	—	—	—	181,439	181,439
Balance as of February 3, 2024 . . .	66,927	67	(5,473)	(354,745)	694,959	1,167,951	1,508,232
Stock-based compensation expense	—	—	—	—	19,445	—	19,445
Proceeds from stock options exercised	454	—	—	—	23,995	—	23,995
Vesting of restricted stock	120	—	—	—	—	—	—
Common shares withheld for taxes.	(39)	—	—	—	(3,115)	—	(3,115)
Shares repurchased	—	—	(640)	(53,009)	—	—	(53,009)
Net income	—	—	—	—	—	199,762	199,762
Balance as of February 1, 2025 . . .	67,462	$67	(6,113)	$(407,754)	$735,284	$1,367,713	$1,695,310

See accompanying Notes to the Consolidated Financial Statements.

OLLIE'S BARGAIN OUTLET HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Fiscal year ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Cash Flows from Operating Activities:			
Net income	$ 199,762	$ 181,439	$ 102,790
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	43,958	34,936	28,689
Amortization of debt issuance costs	52	267	256
Gain on sale of assets	(131)	(304)	(325)
Deferred income tax provision	9,247	1,245	4,453
Stock-based compensation expense	19,445	12,237	9,951
Other	(1,377)	(723)	—
Changes in operating assets and liabilities:			
Inventories	(46,752)	(35,256)	(3,228)
Accounts receivable	(129)	151	(1,002)
Prepaid expenses and other assets	(186)	341	375
Accounts payable	4,053	38,250	(20,379)
Income taxes payable	(13,037)	11,688	500
Accrued expenses and other liabilities	12,549	10,226	(7,734)
Net cash provided by operating activities	227,454	254,497	114,346
Cash Flows from Investing Activities:			
Capital expenditures	(120,554)	(124,404)	(51,667)
Proceeds from sale of property and equipment	402	409	378
Purchases of short-term investments	(482,690)	(273,522)	(60,165)
Maturities of short-term investments	347,501	247,430	—
Net cash used in investing activities	(255,341)	(150,087)	(111,454)
Cash Flows from Financing Activities:			
Repayments on finance leases	(1,123)	(1,027)	(891)
Payment of debt issuance costs	—	(204)	—
Proceeds from stock option exercises	23,995	6,686	4,032
Common shares withheld for taxes	(3,115)	(1,658)	(582)
Payment for shares repurchased	(53,009)	(52,541)	(41,832)
Net cash used in financing activities	(33,252)	(48,744)	(39,273)
Net (decrease) increase in cash and cash equivalents	(61,139)	55,666	(36,381)
Cash and cash equivalents, beginning of the period	266,262	210,596	246,977
Cash and cash equivalents, end of the period	$ 205,123	$ 266,262	$ 210,596
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 451	$ 419	$ 343
Income taxes	$ 70,353	$ 48,601	$ 26,566
Non-cash investing activities:			
Accrued purchases of property and equipment	$ 8,407	$ 11,270	$ 7,918

See accompanying Notes to the Consolidated Financial Statements.

(1) Basis of Presentation and Summary of Significant Accounting Policies

(a) Description of Business

Ollie's Bargain Outlet Holdings, Inc. and subsidiaries (collectively referred to as the "Company" or "Ollie's") principally buys overproduced, overstocked, and closeout merchandise from manufacturers, wholesalers, distributors, brokers, and other retailers. In addition, the Company augments its name-brand closeout deals with directly sourced private label products featuring names exclusive to Ollie's in order to provide consistently value-priced goods in select key merchandise categories.

Since its first store opened in 1982, the Company has grown to 559 retail locations in 31 states as of February 1, 2025. Ollie's Bargain Outlet retail locations are located in Alabama, Arkansas, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Mississippi, Missouri, New Jersey, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Vermont, Virginia, Wisconsin, and West Virginia.

(b) Fiscal Year

Ollie's follows a 52/53-week fiscal year, which ends on the Saturday nearer to January 31st of the following calendar year. References to the fiscal year ended February 1, 2025 refer to the 52-week period from February 4, 2024 to February 1, 2025 ("2024"). References to the fiscal year ended February 3, 2024 refer to the 53-week period from January 29, 2023 to February 3, 2024 ("2023"). References to the fiscal year ended January 28, 2023 refer to the 52-week period from January 30, 2022 to January 28, 2023 ("2022").

(c) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions have been eliminated in consolidation.

(d) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Cash, Cash Equivalents, and Short-term Investments

The Company considers cash on hand in stores, bank deposits, credit card receivables, and all highly liquid investments such as money market funds, treasury bonds and municipal bonds with remaining maturities of three months or less at the date of acquisition to be cash and cash equivalents. Investments with maturities greater than three months, but less than 1 year at the date of acquisition are classified as short-term investments. Amounts receivable from debit card and credit card issuers are typically converted to cash within one to two business days of the original sales transaction.

(f) Fair Value Disclosures

Fair value is defined as the price which the Company would receive to sell an asset or pay to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. In determining fair value, GAAP establishes a three-level hierarchy used in measuring fair value, as follows:

- Level 1 inputs are quoted prices available for identical assets and liabilities in active markets.

- Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets or other inputs that are observable or can be corroborated by observable market data.

- Level 3 inputs are unobservable, developed using the Company's estimates and assumptions, which reflect those that market participants would use.

Ollie's financial instruments consist of cash and cash equivalents, investment securities, accounts receivable, accounts payable, and the Company's credit facilities. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable are representative of their respective fair value because of their short-term nature. The carrying amount of the Company's credit facilities, see Note 7 to the Consolidated Financial Statements for additional information related to our credit facility, approximates its fair value because the interest rates are adjusted regularly based on current market conditions. Under the fair value hierarchy, the fair market values of cash equivalents and the investments in treasury bonds and corporate bonds are Level 1 while the investments in municipal bonds are Level 2. Fair market value of Level 2 investments is determined by Management. Since quoted prices in active markets for identical assets are not available, these prices are determined by the third-party pricing service using observable market information such as quotes from less active markets and quoted prices of similar securities.

As of February 1, 2025 and February 3, 2024, the Company's investment securities are classified as held-to-maturity since the Company has both the intent and ability to hold the investments to maturity. Such securities are carried at amortized cost plus accrued interest and consist of the following:

	As of February 1, 2025			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
	(in thousands)			
Short-term:				
Treasury Bonds	$141,324	$ 48	$ (7)	$141,365
Municipal Bonds	28,028	2	(131)	27,899
Corporate Bonds	54,194	321	(174)	54,341
Total	$223,546	$371	$(312)	$223,605

	As of February 3, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
	(in thousands)			
Short-term:				
Treasury Bonds	$49,765	$16	$ —	$49,781
Municipal Bonds	10,136	—	(139)	9,997
Corporate Bonds	27,079	22	—	27,101
Total	$86,980	$38	$(139)	$86,879

Short-term investment securities as of February 1, 2025 and February 3, 2024 all mature in one year or less.

(g) Concentration of Credit Risk

A financial instrument which potentially subjects the Company to a concentration of credit risk is cash. Ollie's currently maintains its day-to-day operating cash balances with major financial institutions. The Company's operating cash balances are in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. Ollie's invests temporary excess cash in overnight investments with expected minimal volatility, such as money market funds. Although the Company maintains balances which exceed the FDIC insured limit, it has not experienced any losses related to these balances.

(h) Inventories

Inventories are stated at the lower of cost or market determined using the retail inventory method on a first-in, first-out basis. The cost of inventories includes the merchandise cost, transportation costs, and certain distribution and storage costs. Such costs are thereafter expensed as cost of sales upon the sale of the merchandise.

Inherent in the retail inventory method are certain management judgments and estimates including, among others, merchandise markups, the amount and timing of permanent markdowns, and shrinkage, which may significantly impact both the ending inventory valuation and gross profit.

Factors considered in the determination of permanent markdowns include inventory obsolescence, excess inventories, current and anticipated demand, age of the merchandise, and customer preferences. Pursuant to the retail inventory method, permanent markdowns result in the devaluation of inventory and the resulting gross profit reduction is recognized in the period in which the markdown is recorded.

We calculate our shrink provision based on actual physical inventory results during the fiscal period and an accrual for estimated shrink occurring subsequent to a physical inventory through the end of the fiscal reporting period. This accrual is calculated as a percentage of sales for each retail store, at a department level, based on the company's most recent historical shrink rate adjusted, if necessary, for current economic conditions and business trends.

(i) **Property and Equipment**

Property and equipment are stated at original cost less accumulated depreciation and amortization. Depreciation and amortization are calculated over the estimated useful lives of the related assets, or in the case of leasehold improvements, the lesser of the useful lives or the remaining term of the lease. Expenditures for additions, renewals, and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed on the straight-line method for financial reporting purposes.

The useful lives for the purpose of computing depreciation and amortization are as follows:

Software	3 years
Automobiles	2 - 5 years
Computer equipment	5 years
Furniture, fixtures, and equipment	7 - 10 years
Buildings	40 years
Leasehold improvements	Lesser of lease term or useful life

(j) **Goodwill/Intangible Assets**

The Company amortizes intangible assets over their useful lives unless it determines such lives to be indefinite. Goodwill and intangible assets having indefinite useful lives are not amortized to earnings, but instead are subject to annual impairment testing or more frequently if events or circumstances indicate that the value of goodwill or intangible assets having indefinite useful lives might be impaired.

Goodwill and intangible assets having indefinite useful lives are tested for impairment annually in the fiscal month of October. The Company has the option to evaluate qualitative factors to determine if it is more likely than not that the carrying amount of its sole reporting unit or its nonamortizing intangible assets (consisting of a tradename) exceed their implied respective fair value and whether it is necessary to perform a quantitative analysis to determine impairment. As part of this qualitative assessment, the Company weighs the relative impact of factors that are specific to its sole reporting unit or its nonamortizing intangible assets as well as industry, regulatory and macroeconomic factors that could affect the inputs used to determine the fair value of the assets.

If management determines a quantitative goodwill impairment test is required, or it elects to perform a quantitative test, the test is performed by determining the fair value of the Company's sole reporting unit. Fair value is determined based on the Company's public market capitalization. The carrying value of goodwill is considered impaired when the reporting unit's fair value is less than its carrying value and the Company would record an impairment loss equal to the difference, not to exceed the total amount of goodwill allocated to the reporting unit.

For 2024, 2023, and 2022, the Company completed an impairment test of its goodwill and determined that no impairment of goodwill existed.

If management determines a quantitative analysis of intangible assets having indefinite useful lives is required, the test is performed using the discounted cash flow method based on management's projections of future revenues and an estimated royalty rate to determine the fair value of the asset, specifically, the Company's tradename. An impairment loss is recognized for any excess of the carrying amount of the asset over the implied fair value of that asset.

For 2024, 2023, and 2022, the Company completed an impairment test of its tradename and determined that no impairment of the asset existed.

(k) Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(l) Stock-Based Compensation

The Company measures the cost of employee services received in exchange for stock-based compensation based on the grant date fair value of the employee stock award. For stock option awards, the Company estimates grant date fair value using the Black-Scholes option pricing model. For restricted stock unit awards, grant date fair value is determined based on the closing trading value of the Company's stock on the date of grant. In both cases, stock-based compensation is recorded on a straight-line basis over the vesting period for the entire award.

(m) Cost of Sales

Cost of sales includes merchandise costs, inventory markdowns, shrinkage and transportation, distribution and warehousing costs, including depreciation and amortization.

(n) Selling, General, and Administrative Expenses

Selling, general, and administrative expenses ("SG&A") are comprised of payroll and benefits for stores, field support, and support center associates. SG&A also include marketing and advertising expense, occupancy costs for stores and the store support center, insurance, corporate infrastructure, and other general expenses.

(o) Advertising Costs

Advertising costs primarily consist of print flyers, digital media, email campaigns, and media broadcasts and are generally expensed the first time the advertising occurs. Advertising expense for 2024, 2023, and 2022 was $69.8 million, $64.5 million, and $62.4 million, respectively.

(p) Operating Leases

The Company generally leases its store locations, distribution centers and office facilities. Many of the lease agreements contain rent holidays, rent escalation clauses and contingent rent provisions – or some combination of these items. For leases of store locations and the store support centers, the Company recognizes rent expense in SG&A. For leases of distribution centers, the Company recognizes rent expense within cost of sales. All rent expense is recorded on a straight-line basis over the accounting lease term, which includes lease renewals determined to be reasonably certain.

The Company recognizes operating lease assets and liabilities at the lease commencement date in accordance with ASC 842, Leases (Topic 842). Operating lease liabilities represent the present value of

lease payments not yet paid. Operating lease assets represent the Company's right to use an underlying asset for the lease term. The Company's lessors do not provide an implicit rate, nor is one readily available, therefore the Company uses its incremental borrowing rate based on the portfolio approach, which applies one rate to leases within a given period. The incremental borrowing rate is used to discount future cash flows and is an estimate which is determined by an analysis of the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and current market conditions.

(q) Pre-Opening Expenses

Pre-opening expenses consist of expenses of opening new stores and distribution centers, as well as store remodel and store closing costs. For opening new stores, pre-opening expenses include grand opening advertising costs, payroll expenses, travel expenses, employee training costs, rent expenses, and store setup costs. Pre-opening expenses for new stores are expensed as they are incurred, which is typically within 30 to 45 days of opening a new store. For opening distribution centers, pre-opening expenses primarily include inventory transportation costs, employee travel expenses, and occupancy costs. Store remodel costs primarily consist of payroll expenses, travel expenses, and store setup costs expensed as they are incurred. Store closing costs primarily consist of insurance deductibles, rent, and store payroll.

(r) Self-Insurance

Under a number of the Company's insurance programs, which include the Company's employee health insurance program, its workers' compensation and general liability insurance programs, the Company is liable for a portion of its losses. The Company estimates the accrued liabilities for its self-insurance programs using historical claims experience and loss reserves. To limit the Company's exposure to losses, a stop-loss coverage is maintained through third-party insurers.

(s) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.

Ollie's files consolidated federal and state income tax returns. For tax years prior to 2020, the Company is no longer subject to U.S. federal income tax examinations. State income tax returns are filed in various state tax jurisdictions, as appropriate, with varying statutes of limitation and remain subject to examination for varying periods up to three to four years depending on the state.

(t) Earnings per Common Share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding, after giving effect to the potential dilution, if applicable, from the assumed exercise of stock options into shares of common stock as if those stock options were exercised and the assumed lapse of restrictions on restricted stock units.

The following table summarizes those effects for the diluted earnings per common share calculation:

	Fiscal year ended		
	February 1, 2025	February 3, 2024	January 28, 2023
	(in thousands)		
Weighted average number of common shares outstanding – Basic	61,339	61,741	62,495
Incremental shares from the assumed exercise of outstanding stock options and vesting of restricted stock units	428	327	209
Weighted average number of common shares outstanding – Diluted	61,767	62,068	62,704

The effect of the weighted average assumed exercise of stock options outstanding, totaling 262,523, 582,645, and 858,413 as of February 1, 2025, February 3, 2024, and January 28, 2023, respectively, were excluded from the calculation of diluted weighted average common shares outstanding because the effect would have been antidilutive.

The effect of weighted average non-vested restricted stock units outstanding, totaling 1,239, 11,717, and 39,342 as of February 1, 2025, February 3, 2024, and January 28, 2023, respectively, were excluded from the calculation of diluted weighted average common shares outstanding because the effect would have been antidilutive.

(u) *Recently Issued Accounting Standards*

Recently Adopted Accounting Pronouncement

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Improvements to Reportable Segment Disclosures," which modifies reportable segment disclosure requirements. This ASU expands annual and interim reportable segment disclosures, including: disclosure of the title and position of our chief operating decision maker ("CODM"), interim and annual disclosure of significant reportable segment expenses that are components of segment profit or loss information provided to the CODM, and interim disclosure of all annual reportable segment profit or loss and asset data currently only required to be disclosed annually. This guidance is effective for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. We adopted ASU No. 2023-07 during the year ended February 1, 2025. See Note 12 "Segment Reporting and Entity-Wide Information" in the accompanying notes to the consolidated financial statements for further detail.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, "Improvements to Income Tax Disclosures," which modifies the disclosure requirements for income taxes. This ASU requires disclosure of tabular statutory to effective rate reconciliation in both percentages and dollars, additional disaggregated rate reconciliation categories and disaggregation of both income taxes paid and income tax expense by jurisdiction. This guidance is effective for annual periods beginning after December 15, 2024. We expect this ASU to only impact our disclosures with no impact to our result of operations, cash flows and financial condition.

In November 2024, the FASB issued ASU 2024-03 "Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" ("ASU 2024-03") which requires disaggregated disclosure of certain costs and expenses, including purchases of inventory, employee compensation, depreciation, amortization and depletion, within relevant income statement captions. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact of ASU 2024-03 to our consolidated financial statements.

We reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a significant impact to the consolidated financial statements.

(2) Net Sales

Ollie's recognizes retail sales in its stores when merchandise is sold and the customer takes possession of merchandise. Also included in net sales is revenue allocated to certain redeemed discounts earned via the Ollie's Army loyalty program, revenue from Ollie's co-branded credit card, and gift card breakage. Net sales are presented net of returns and sales tax. The Company provides an allowance for estimated retail merchandise returns based on prior experience.

Revenue Recognition

Revenue is deferred for the Ollie's Army loyalty program where members accumulate points that can be redeemed for discounts on future purchases. The Company has determined it has an additional performance obligation to Ollie's Army members at the time of the initial transaction. The Company allocates the transaction price to the initial transaction and the discount awards based upon its relative standalone selling price, which considers historical redemption patterns for the award. Revenue is recognized as those discount awards are redeemed. Discount awards issued upon the achievement of specified point levels are subject to expiration. Unless temporarily extended, the maximum redemption period is 45 days. At the end of each fiscal period, unredeemed discount awards and accumulated points to earn a future discount award are reflected as a liability. Discount awards are combined in one homogeneous pool and are not separately identifiable. Therefore, the revenue recognized consists of discount awards redeemed that were included in the deferred revenue balance at the beginning of the period as well as discount awards issued during the current period. The following table is a reconciliation of the liability related to this program:

	Fiscal year ended		
	February 1, 2025	February 3, 2024	January 28, 2023
	(in thousands)		
Beginning balance	$ 10,159	$ 8,130	$ 7,782
Revenue deferred	19,952	16,141	14,446
Revenue recognized	(16,872)	(14,112)	(14,098)
Ending balance	$ 13,239	$ 10,159	$ 8,130

Gift card breakage for gift card liabilities not subject to escheatment is recognized as revenue in proportion to the redemption of gift cards. Gift cards do not expire. The rate applied to redemptions is based upon a historical breakage rate. Gift cards are combined in one homogenous pool and are not separately identifiable. Therefore, the revenue recognized consists of gift cards that were included in the liability at the beginning of the period as well as gift cards that were issued during the period. The following table is a reconciliation of the gift card liability:

	Fiscal year ended		
	February 1, 2025	February 3, 2024	January 28, 2023
	(in thousands)		
Beginning balance	$ 2,650	$ 2,527	$ 2,291
Gift card issuances	5,568	5,150	4,948
Gift card redemption and breakage	(5,452)	(5,027)	(4,712)
Ending balance	$ 2,766	$ 2,650	$ 2,527

Sales return allowance is recorded on a gross basis on the consolidated balance sheets as a refund liability and an asset for recovery. The allowance for estimated retail merchandise returns is based on prior experience. The following table provides a reconciliation of the activity related to the Company's sales returns allowance:

	Fiscal year ended		
	February 1, 2025	February 3, 2024	January 28, 2023
	(in thousands)		
Beginning balance	$ 1,070	$ 1,170	$ 1,101
Provisions	56,742	57,684	56,989
Sales returns	(56,934)	(57,784)	(56,920)
Ending balance	$ 878	$ 1,070	$ 1,170

In fiscal 2024, the Company's launched a co-branded credit card can be used by customers purchases at Ollie's and everywhere else co-branded credit card is accepted, and credit is extended to such customers by a third-party financial institution on a non-recourse basis to the Company. The co-branded credit card includes a performance obligation for the Company which includes marketing and promoting the program on behalf of the back and the operation of the Company's loyalty rewards program. Loyalty members earn points through purchases made using the card.

The third party reimburses the Company for certain credit card program costs such as advertising and loyalty points, which help promote the credit card program. The Company recognizes revenue when collectability is reasonably assured, under the assumption the amounts are not constrained and it is probable that a significant revenue reversal will not occur in future periods, which is generally the time at which the actual usage of the credit cards or specified transaction occurs.

Under the program, the Company receives a percentage of the sales generated by Ollie's co-branded Credit Card, in exchange for primary marketing functions. As a result, all amounts associated with the program are recognized within net sales on the consolidated statements of income. Additionally, the Company is entitled to certain bonuses based on performance of the program.

(3) Property and Equipment

Property and equipment consists of the following:

	February 1, 2025	February 3, 2024
	(in thousands)	
Land	$ 13,736	$ 9,894
Buildings	77,240	34,608
Furniture, fixtures and equipment	333,275	262,571
Leasehold improvements	121,019	78,099
Automobiles	3,567	3,449
Construction in Progress	12,673	65,643
	561,510	454,264
Less: Accumulated depreciation and amortization	(226,549)	(184,201)
	$ 334,961	$ 270,063

Depreciation and amortization expense of property and equipment was $44.0 million, $34.9 million, and $28.7 million in 2024, 2023, and 2022, respectively, of which $33.2 million, $27.8 million, and $22.9 million is included in the depreciation and amortization expenses in 2024, 2023, and 2022, respectively, on the consolidated statements of income. The remainder, as it relates to the Company's distribution centers, is included within cost of sales on the consolidated statements of income.

(4) Leases

The Company accounts for its leases under ASC 842, Leases (Topic 842). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the balance sheet as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease, if available. The Company's lessors do not provide an implicit rate, nor is one readily available, therefore the Company uses its incremental borrowing rate based on the portfolio approach, which applies one rate to leases within a given period. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term. Variable lease expenses, if any, are recorded when incurred.

In calculating the right-of-use asset and lease liability, the Company elects to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

Ollie's generally leases its stores, offices, and distribution facilities under operating leases that expire at various dates through 2038. These leases generally provide for fixed annual rentals. A majority of the Company's leases also require a payment for all or a portion of common-area maintenance, insurance, real estate taxes, water and sewer costs, and repairs, on a fixed or variable payment basis, the cost of which, for leases existing as of the adoption of ASC 842, is charged to the related expense category rather than being accounted for as rent expense. For leases entered into after the adoption of ASC 842, the Company accounts for lease components together with non-lease components as a single component for all classes of underlying assets. Most of the leases contain options to renew for three to five successive five-year periods. The Company is generally not reasonably certain to exercise renewal options; therefore, the options are not considered in determining the lease term, and associated potential option payments are excluded from the lease payments. Ollie's lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

Store and office lease costs are classified in SG&A and distribution center lease costs are classified in cost of sales on the consolidated statements of income.

The following table summarizes the maturity of the Company's operating lease liabilities by fiscal year as of February 1, 2025:

	February 1, 2025
	(in thousands)
2025	$ 108,249
2026	114,866
2027	102,888
2028	86,868
2029	66,691
Thereafter	188,025
Total undiscounted lease payments[1]	667,587
Less: Imputed interest	(104,313)
Total lease obligations	563,274
Less: Current obligations under leases	(83,944)
Long-term lease obligations	$ 479,330

_____

(1)   Lease obligations exclude $20.0 million of minimum lease payments for leases signed, but not commenced.

The following table summarizes other information related to the Company's operating leases as of and for the respective periods:

	Fiscal Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
	(dollars in thousands)		
Cash paid for operating leases	$118,715	$114,184	$94,909
Operating lease cost	115,592	106,302	95,176
Variable lease cost	16,832	12,463	10,512
Non-cash right-of-use assets obtained in exchange for lease obligations	106,663	53,138	54,705
Weighted-average remaining lease term	7.38 years	6.52 years	6.4 years
Weighted-average discount rate	4.3%	3.9%	3.4%

(5) Commitments and Contingencies

Contingencies

From time to time the Company may be involved in claims and legal actions that arise in the ordinary course of its business. The Company cannot predict the outcome of any litigation or suit to which it is a party. However, the Company does not believe that an unfavorable decision of any of the current claims or legal actions against it, individually or in the aggregate, will have a material adverse effect on its financial position, results of operations, liquidity, or capital resources.

(6) Accrued Expenses

Accrued expenses consist of the following:

	February 1, 2025	February 3, 2024
	(in thousands)	
Compensation and benefits	$20,605	$20,535
Deferred revenue	16,006	12,809
Sales and use taxes	9,034	10,234
Insurance	8,495	9,671
Freight	7,258	4,359
Real estate related	5,114	4,680
Advertising	2,178	1,780
Other	19,165	18,827
	$87,855	$82,895

(7) Debt Obligations and Financing Arrangements

Long-term debt consists of finance leases.

The Company's credit facility (the "Credit Facility") provides for a five-year $100.0 million revolving credit facility, which includes a $45.0 million sub-facility for letters of credit and a $25.0 million sub-facility for swingline loans (the "Revolving Credit Facility"). In addition, the Company may at any time add term loan facilities or additional revolving commitments up to $150.0 million pursuant to terms and conditions set out in the Credit Facility. On January 9, 2024, the Company refinanced its credit facility (the "Credit Facility"), pursuant to which the maturity date for any loans under the revolving credit facility was extended for a period of five years from the effective date of January 9, 2024 and a zero percent (0.0%) interest rate floor was added to the option for the SOFR Loan Rate (as defined in the Amendment). Loans under the Revolving Credit Facility mature on January 9, 2029.

As a result of the anticipated discontinuation of LIBOR in 2023, on January 24, 2023, the Company amended its Credit Facility to replace the LIBOR-based interest rates included therein with SOFR-based interest rates and

to modify the provisions for determining an alternative rate of interest upon the occurrence of certain events relating to the availability of interest rate benchmarks. The interest rates for the Credit Facility are calculated as follows: for ABR Loans, the highest of the Prime Rate, the Federal Funds Effective Rate plus 0.50% and Term SOFR with a term of one-month in effect on such day plus the SOFR Spread Adjustment plus 1.0%, plus the Applicable Margin, or, for SOFR Loans, the SOFR Loan Rate plus the Applicable Margin plus the SOFR Spread Adjustment. The Applicable Margin will vary from 0.00% to 0.50% for an ABR Loan and 1.00% to 1.50% for a SOFR Loan, based on availability under the Credit Facility. The SOFR Loan Rate is subject to a 0% floor.

Under the terms of the Revolving Credit Facility, as of February 1, 2025, the Company could borrow up to 90.0% of the most recent appraised value (valued at cost, discounted for the current net orderly liquidation value) of its eligible inventory, as defined, up to $100.0 million.

As of February 1, 2025, the Company had no outstanding borrowings under the Revolving Credit Facility, with $85.8 million of borrowing availability, outstanding letters of credit commitments of $14.0 million, and $0.2 million of rent reserves. The Revolving Credit Facility also contains a variable unused line fee ranging from 0.125% to 0.250% per annum. The Company incurred unused line fees of $0.1 million in each of the years ended 2024, 2023, and 2022.

The Credit Facility is collateralized by the Company's assets and equity and contains a financial covenant, as well as certain business covenants, including restrictions on dividend payments, which the Company must comply with during the term of the agreement. The financial covenant is a consolidated fixed charge coverage ratio test of at least 1.0 to 1.0 applicable during a covenant period, based on reference to availability. The Company was in compliance with all terms of the Credit Facility during 2024.

The provisions of the Credit Facility restrict all of the net assets of the Company's consolidated subsidiaries, which constitutes all of the net assets on the Company's consolidated balance sheet as of February 1, 2025, from being used to pay any dividends or make other restricted payments to the Company without prior written consent from the financial institutions that are a party to the Credit Facility, subject to material exceptions including proforma compliance with the applicable conditions described in the Credit Facility.

(8) Income Taxes

The components of income tax provision (benefit) are as follows:

	Fiscal year ended		
	February 1, 2025	February 3, 2024	January 28, 2023
	(in thousands)		
Current:			
Federal	$43,127	$45,871	$20,541
State	13,678	13,930	6,099
	56,805	59,801	26,640
Deferred:			
Federal	8,571	1,915	5,588
State	676	(670)	(1,135)
	9,247	1,245	4,453
Income tax expense	$66,052	$61,046	$31,093

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

	Fiscal year ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Statutory federal rate	21.0%	21.0%	21.0%
State taxes, net of federal benefit	4.3	4.3	2.9
Excess tax benefits related to stock-based compensation	(1.1)	(0.3)	(0.2)
Other	0.7	0.2	(0.5)
	24.9%	25.2%	23.2%

Deferred income taxes reflect the effect of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the carrying amounts used for income tax reporting purposes. Significant components of deferred tax assets and liabilities are as follows:

	February 1, 2025	February 3, 2024
	(in thousands)	
Deferred tax assets:		
Inventory reserves	$ 999	$ 871
Lease liabilities	141,654	122,006
Stock-based compensation	3,746	4,738
Deferred revenue	3,329	2,544
Other	3,548	4,014
Total deferred tax assets	153,276	134,173
Deferred tax liabilities:		
Tradename	(57,964)	(57,721)
Depreciation	(36,932)	(29,242)
Operating lease right-of-use assets	(139,504)	(119,087)
Total deferred tax liabilities	(234,400)	(206,050)
Net deferred tax liabilities	$ (81,124)	$ (71,877)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income and the scheduled reversal of deferred liabilities over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences as of February 1, 2025 and February 3, 2024.

Ollie's has no material accrual for uncertain tax positions or interest or penalties related to income taxes on the Company's consolidated balance sheets as of February 1, 2025 or February 3, 2024, and has not recognized any material uncertain tax positions or interest or penalties related to income taxes in the consolidated statements of income for 2024, 2023 or 2022.

(9) Equity Incentive Plans

During 2012, Ollie's established an equity incentive plan (the ''2012 Plan'') under which stock options were granted to executive officers and key employees as deemed appropriate under the provisions of the 2012 Plan, with an exercise price at the fair value of the underlying stock on the date of grant. The vesting period for options granted under the 2012 Plan is five years (20% ratably per year). Options granted under the 2012 Plan are subject to employment for vesting, expire 10 years from the date of grant, and are not transferable other than upon death. As of July 15, 2015, the date of the pricing of the Company's initial public offering, no additional equity grants will be made under the 2012 Plan.

In connection with its initial public offering, the Company adopted the 2015 equity incentive plan (the ''2015 Plan'') pursuant to which the Company's Board of Directors may grant stock options, restricted shares or other awards to employees, directors and consultants. The 2015 Plan allows for the issuance of up to 5,250,000 shares. Awards will be made pursuant to agreements and may be subject to vesting and other restrictions as determined by the Board of Directors or the Compensation Committee of the Board. The Company uses authorized and unissued shares to satisfy share award exercises. As of February 1, 2025, there were 1,684,851 shares available for grant under the 2015 Plan.

Stock Options

The exercise price for stock options is determined at the fair value of the underlying stock on the date of grant. The vesting period for awards granted under the 2015 Plan is generally set at four years (25% ratably per year). Awards are subject to employment for vesting, expire 10 years from the date of grant, and are not transferable other than upon death.

A summary of the Company's stock option activity and related information follows for 2022, 2023 and 2024:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value
	(in thousands, except share and per share amounts)			
Outstanding at January 29, 2022	1,109,315	$55.30		
Granted	328,938	43.97		
Forfeited	(110,295)	59.60		
Exercised	(118,707)	33.97		
Outstanding at January 28, 2023	1,209,251	53.92		
Granted	144,630	57.91		
Forfeited	(54,119)	62.90		
Exercised	(180,278)	37.09		
Outstanding at February 3, 2024	1,119,484	56.71		
Granted	126,683	75.37		
Forfeited	(8,645)	65.72		
Exercised	(453,859)	52.87		
Outstanding at February 1, 2025	783,663	61.85	6.7	$38,914
Exercisable at February 1, 2025	360,488	61.82	5.4	$17,911

The intrinsic value of stock options exercised for 2024, 2023 and 2022 was $19.6 million, $5.8 million and $3.5 million, respectively.

The weighted average grant date fair value per option for options granted during 2024, 2023 and 2022 was $39.27, $29.07, and $20.62, respectively. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model that used the weighted average assumptions in the following table:

	Fiscal Year Ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Risk-free interest rate	4.27%	3.36%	2.63%
Expected dividend yield	—	—	—
Expected life	6.25 years	6.25 years	6.25 years
Expected volatility	47.63%	47.16%	44.40%

The expected life of stock options is estimated using the "simplified method," as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For expected volatility, the Company uses its historical information over the expected life of the option granted to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option.

Restricted Stock Units

Restricted stock units ("RSUs") are issued at the closing price of the Company's common stock on the date of grant. RSUs outstanding vest ratably over four years or cliff vest in one or four years. Awards are subject to employment for vesting and are not transferable other than upon death.

A summary of the Company's RSU activity and related information for 2022, 2023 and 2024 is as follows:

	Number of shares	Weighted average grant date fair value
Nonvested balance at January 29, 2022	125,483	$69.15
Granted	235,754	44.04
Forfeited	(35,457)	51.49
Vested	(49,502)	67.33
Nonvested balance at January 28, 2023	276,278	50.32
Granted	205,663	58.10
Forfeited	(27,783)	53.24
Vested	(103,354)	52.70
Nonvested balance at February 3, 2024	350,804	53.94
Granted	173,376	74.90
Forfeited	(18,682)	61.89
Vested	(120,376)	54.26
Nonvested balance at February 1, 2025	385,122	62.89

Stock-Based Compensation Expense

The compensation cost for stock options and RSUs recorded within SG&A was $19.4 million, $12.2 million, and $10.0 million for 2024, 2023 and 2022, respectively. In 2024, we recognized an accelerated expense of $5.5 million related to previously unrecognized compensation expense on the former CEO's outstanding equity awards in connection with modification of his awards upon transition to Executive Chairman.

As of February 1, 2025, there was $19.3 million of total unrecognized compensation cost related to non-vested stock-based compensation arrangements. That cost is expected to be recognized over a weighted average period of 2.5 years. Compensation costs related to awards are recognized using the straight-line method.

(10) Employee Benefit Plans

Ollie's sponsors a defined contribution plan (the "Plan"), qualified under Internal Revenue Code ("IRC") Section 401(k), for the benefit of employees. An employee becomes eligible to participate in the Plan upon attaining at least 21 years of age and completing three months of full-time employment. An employee may elect to contribute annual compensation up to the maximum allowable under the IRC. The Company assumes all administrative costs of the Plan. Beginning January 2024, the Company transitioned to a safe harbor plan and increased matches for employee contributions to 100% of the first 3% contributed of employee's annual compensation, and 50% of the next 2% contributed for a total match of up to 4%. Prior to the transition, the Company matched employee's contributions up to 25% of the first 6% of their annual compensation and the portion that the Company matched vested ratably over six years. The enhancements under the safe harbor plan also include 100% immediate vesting of the portion that the Company matches. The employer matching contributions to the Plan were $1.6 million, $0.4 million, and $0.3 million for 2024, 2023 and 2022, respectively.

In addition to the regular matching contribution, the Company may elect to make a discretionary matching contribution. Discretionary contributions shall be allocated as a percentage of compensation of eligible participants for the Plan year. There were no discretionary contributions in 2024, 2023 or 2022.

(11) Common Stock

Common Stock

The Company's capital structure consists of a single class of common stock with one vote per share. The Company has authorized 500,000,000 shares at $0.001 par value per share. Additionally, the Company has authorized 50,000,000 shares of preferred stock at $0.001 par value per share; to date, however, no preferred shares have been issued. Treasury stock, which consists of the Company's common stock, is accounted for using the cost method.

Share Repurchase Program

On December 15, 2020, the Board of Directors of the Company authorized the repurchase of up to $100.0 million of shares of the Company's common stock. On March 16, 2021, the Board of Directors of the Company authorized an increase of $100.0 million in the Company's share repurchase program. Both of these authorizations were authorized to be executed through January 2023. On November 30, 2021, the Board authorized an additional $200.0 million to repurchase stock pursuant to the Company's share repurchase program, expiring on December 15, 2023. On November 30, 2023, the Company's Board of Directors authorized an extension to the existing share repurchase program set to expire on December 15, 2023, until March 31, 2026.

The shares to be repurchased may be purchased from time to time in open market conditions (including blocks), privately negotiated transactions, accelerated share repurchase programs or other derivative transactions, issuer self-tender offers, or any combination of the foregoing. The timing of repurchases and the actual amount purchased will depend on a variety of factors, including the market price of the Company's shares, general market, economic and business conditions, and other corporate considerations. Repurchases may be made pursuant to plans intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, which could allow the Company to purchase its shares during periods when it otherwise might be prevented from doing so under insider trading laws or because of self-imposed trading blackout periods. Repurchases are expected to be funded from cash on hand or through the utilization of the Company's Revolving Credit Facility. The repurchase authorization does not require the purchase of a specific number of shares and is subject to suspension or termination by the Company's Board of Directors at any time.

During 2024, the Company repurchased 639,788 shares of its common stock for $53.0 million, inclusive of transaction costs, pursuant to its share repurchase program. During 2023, the Company repurchased 808,669 shares of its common stock for $52.5 million, inclusive of transaction costs, and during 2022, it repurchased 848,133 shares of its common stock for $41.8 million, inclusive of transaction costs. These expenditures were funded by cash on hand. As of February 1, 2025, the Company had $32.7 million remaining under its share repurchase authorization. There can be no assurances that any additional repurchases will be completed, or as to the timing or amount of any repurchases.

(12) Segment Reporting and Entity-Wide Information

For purposes of the disclosure requirements for segments of a business enterprise, it has been determined that the Company is comprised of one operating segment and one reportable segment. The Company's chief operating decision maker (the "CODM") is the Chief Executive Officer. The CODM regularly reviews operations and financial performance at a consolidated level, for purposes of assessing performance and allocating resources.

The CODM uses net income to allocate resources for the single segment to make decisions regarding annual budget, new store openings, landlord and vendor negotiations, marketing decisions, pursuing new business ventures, and driving the Company's values. The CODM reviews asset information on a consolidated basis.

The following table summarizes the percentage of net sales by each product group for each year presented:

	Fiscal Year Ended					
	February 1, 2025		February 3, 2024		January 28, 2023	
	(in thousands)					
Consumables[1]	$ 726,344	31.9%	$ 635,820	30.3%	$ 515,173	28.2%
Home[1]	635,871	28.0%	614,729	29.2%	579,720	31.7%
Seasonal.....................	435,471	19.2%	393,563	18.7%	325,148	17.8%
Other	474,019	20.9%	458,550	21.8%	406,968	22.3%
Total	$2,271,705	100.0%	$2,102,662	100.0%	$1,827,009	100.0%

_____

(1) In fiscal 2024, the Company reclassified certain products out of the Home category and into the Consumables category. These products included cleaning supplies, floor care, and other products such as paper goods. Prior periods have been adjusted for comparability.

Our single segment net sales, net income, and significant expenses are as follows for fiscal 2024, 2023, and 2022:

	February 1, 2025	February 3, 2024	January 28, 2023
Net sales	$2,271,705	$2,102,662	$1,827,009
Cost of sales	1,357,253	1,270,297	1,170,915
Selling, general, and administrative expenses other	403,002	376,289	318,489
Occupancy..	121,902	111,741	101,565
Advertising expenses[1]................................	68,057	62,405	60,564
Depreciation and amortization expenses[2]...................	33,224	27,819	22,907
Stock-based compensation expense	19,445	12,237	9,951
Pre-opening expenses	19,319	14,075	11,700
Interest income, net....................................	(16,311)	(14,686)	(2,965)
Income tax expense...................................	66,052	61,046	31,093
Segment income	199,762	181,439	102,790
Reconciliation of profit or loss:			
Adjustments and reconciling items	—	—	—
Consolidated net income................................	$ 199,762	$ 181,439	$ 102,790

_____

(1) Expenses reported in operating expenses, excludes advertising expenses recorded in pre-opening.

(2) Expenses reported in operating expenses, excludes depreciation and amortization recorded in cost of sales.

(13) Transactions with Affiliated and Related Parties

During fiscal year 2024, the Company purchased inventory of $0.6 million from a subsidiary of Hillman Solutions, Inc., of which John Swygert, Executive Chairman of Ollie's, is a member of the Board of Directors. There were purchases of $1.5 million and $0.8 million, made from a subsidiary of Hillman Solutions, Inc. in 2023 and 2022, respectively.

(14) Subsequent Events

On February 3, 2025, the Company announced the appointment of Eric van der Valk to President & Chief Executive Officer, effective February 2, 2025. In connection with his appointment to CEO, Eric van der Valk has also been added to the Company's Board of Directors, thereby increasing the total number of directors to ten from nine. In conjunction with this, John Swygert has been appointed to Executive Chairman of the Board. These transitions complete the Company's Leadership Succession Plan, which was previously announced in June 2024.

On February 27, 2025, the Company announced the acquisition of an additional 40 former Big Lots store locations from Gordon Brothers. The acquisition of the additional store leases is subject to final bankruptcy court approval and customary closing conditions. These store locations are leased properties with favorable rent and leasing structures, located in good trade areas, and have been serving value-oriented customers for many years. The purchase price for these acquired stores was funded by cash on hand.

On March 19, 2025, the Company's Board of Directors approved a new share repurchase authorization of an additional $300.0 million of the Company's outstanding common stock, and is effective through March 31, 2029. The plan is subject to extension or earlier termination by the Board at any time.

Schedule I - Condensed Financial Information of Registrant Ollie's Bargain Outlet Holdings, Inc.
(parent company only)

Condensed Balance Sheets
(In thousands)

	February 1, 2025	February 3, 2024
Assets		
Total current assets	$ —	$ —
Long-term assets:		
Investment in subsidiaries	1,695,310	1,508,232
Total assets	$1,695,310	$1,508,232
Liabilities and stockholders' equity		
Total current liabilities	$ —	$ —
Total long-term liabilities	—	—
Total liabilities	—	—
Stockholders' equity:		
Common stock	67	67
Additional paid-in capital	735,284	694,959
Retained earnings	1,367,713	1,167,951
Treasury stock, at cost	(407,754)	(354,745)
Total stockholders' equity	1,695,310	1,508,232
Total liabilities and stockholders' equity	$1,695,310	$1,508,232

See accompanying Notes to Condensed Financial Statements.

Schedule I - Condensed Financial Information of Registrant Ollie's Bargain Outlet Holdings, Inc.
(parent company only)

Condensed Statements of Income
(In thousands)

	Fiscal year ended		
	February 1, 2025	February 3, 2024	January 28, 2023
Net sales.	$ —	$ —	$ —
Cost of sales	—	—	—
Gross profit	—	—	—
Selling, general, and administrative expenses	—	—	—
Depreciation and amortization expenses	—	—	—
Pre-opening expenses	—	—	—
Operating income	—	—	—
Interest expense, net	—	—	—
Income before income taxes and equity in net income of subsidiaries	—	—	—
Income tax expense	—	—	—
Income before equity in net income of subsidiaries	—	—	—
Net income of subsidiaries	199,762	181,439	102,790
Net income.	$199,762	$181,439	$102,790

See accompanying Notes to Condensed Financial Statements.

Schedule I - Condensed Financial Information of Registrant Ollie's Bargain Outlet Holdings, Inc.
(parent company only)

Notes to Condensed Financial Statements

1. **Basis of presentation**

In the parent-company-only condensed financial statements, Ollie's Bargain Outlet Holdings, Inc.'s (the "Company") investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The parent-company-only condensed financial statements should be read in conjunction with the Company's consolidated financial statements. A condensed statement of cash flows was not presented because Ollie's Bargain Outlet Holdings, Inc. had no cash flow activities during 2024, 2023 or 2022.

2. **Guarantees and restrictions**

On January 9, 2024, Ollie's Bargain Outlet, Inc., a subsidiary of the Company, completed a transaction in which it refinanced its credit facility (the "Credit Facility"). The Credit Facility provides for a five-year $100.0 million revolving credit facility, which includes a $45.0 million sub-facility for letters of credit and a $25.0 million sub-facility for swingline loans (the "Revolving Credit Facility"). The loans under the Revolving Credit Facility mature on January 9, 2029. In addition, Ollie's Bargain Outlet, Inc. may at any time add term loan facilities or additional revolving commitments up to $150.0 million pursuant to the terms and conditions set out in the Credit Facility. Under the terms of the Credit Facility, Bargain Parent, Inc., a subsidiary of the Company, guaranteed the payment of all principal and interest. In the event of a default under the Credit Facility, Bargain Parent, Inc. will be directly liable to the debt holders.

As of February 1, 2025, Ollie's Bargain Outlet, Inc. had $85.8 million available for borrowing under its Revolving Credit Facility.

The Credit Facility is collateralized by the Company's assets and equity and contains a financial covenant, as well as certain business covenants, including restrictions on dividend payments, which the Company must comply with during the term of the agreement. The Company was in compliance with all terms of the agreement during and as of the fiscal year ended February 1, 2025.

The provisions of the Credit Facility restrict all of the net assets of the Company's consolidated subsidiaries, which constitutes all of the net assets on the Company's consolidated balance sheet as of February 1, 2025, from being used to pay any dividends or make other restricted payments without prior written consent from the lenders under the Credit Facility, subject to certain exceptions.

Item 9.   *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A.   *Controls and Procedures*

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the quarterly period ended February 1, 2025 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Evaluation of Disclosure Controls and Procedures

The Company maintains a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Security Exchange Act of 1934, as amended (the "Exchange Act")) designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission ("SEC"), and is accumulated and communicated to the Company's management, including its Chief Executive Officer (principal executive officer) and its Chief Financial Officer (principal financial and accounting officer), as appropriate, to allow timely decisions regarding required disclosure.

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures under the Exchange Act as of February 1, 2025, the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of February 1, 2025, the Company's disclosure controls and procedures are effective.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of February 1, 2025. Management based this assessment on criteria for effective internal control over financial reporting described in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that, as of February 1, 2025, the Company maintained effective internal control over financial reporting at a reasonable assurance level.

The effectiveness of the Company's internal control over financial reporting as of February 1, 2025 has been audited by KPMG LLP, our independent registered public accounting firm, as stated in their report dated March 26, 2025 that appears below.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Ollie's Bargain Outlet Holdings, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Ollie's Bargain Outlet Holdings, Inc. and subsidiaries' (the Company) internal control over financial reporting as of February 1, 2025, based on criteria established *in Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 1, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of February 1, 2025 and February 3, 2024, the related consolidated statements of income, stockholders' equity, and cash flows for each of the fiscal years in the three-year period ended February 1, 2025, and the related notes and financial statement schedule I - condensed financial information of registrant (collectively, the consolidated financial statements), and our report dated March 26, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Harrisburg, Pennsylvania
March 26, 2025

Item 9B. *Other Information*

Trading Arrangements of Directors and Executive Officers

During the quarter ended February 1, 2025, certain of our executives entered into written plans for the purchase or sale of our securities through a broker that are intended to satisfy the conditions specified in Rule 10b5-1(c) under the Exchange Act for an affirmative defense against liability for trading in securities on the basis of material nonpublic information.

The material terms of these trading plans are set forth in the table below.

Director/Officer	Action & Date of Action	Commencement of Trading Period	Scheduled Termination of Trading Period[1]	Security Covered	Maximum Number of Securities to be Purchased or Sold Pursuant to the Rule 10b5-1 Trading Plan[2]	Covers Purchase or Sale?
Kevin McLain, Senior Vice President and General Merchandise Manager	Adoption December 19, 2024	March 31, 2025	June 30, 2025	Common Stock	12,621	Sale
Robert Helm, Executive Vice President and Chief Financial Officer	Adoption December 19, 2024	April 1, 2025	October 31, 2025	Common Stock	5,361[3]	Sale
James Comitale, Senior Vice President and General Counsel	Adoption December 19, 2024	March 31, 2025	December 31, 2025	Common Stock	8,977	Sale
Eric van der Valk, President and CEO	Modification December 23, 2024	March 31, 2025	August 29, 2025	Common Stock	5,187[3]	Sale

_____

(1) The plan is subject to earlier termination under certain circumstances specified in the plans, including upon the sale of all shares subject to the plan and upon either party to a plan giving notice of termination within the time prescribed under the plan.

(2) Subject to adjustments for stock splits, stock combinations, stock dividends and other similar changes to our common stock.

(3) The actual number of shares subject to be sold under the Rule 10b5-1 trading arrangement will be net of the number of shares withheld to satisfy certain costs and tax withholding obligations arising from the vesting of such awards and is not yet determinable.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item will be contained in the Company's definitive proxy statement in connection with the 2024 Annual Meeting of Stockholders (the "Proxy Statement"), which is expected to be filed with the SEC not later than 120 days after the end of the fiscal year ended February 1, 2025, and is incorporated herein by reference.

In addition, the Company's Board of Directors has adopted a Code of Ethical Business Conduct that applies to all of its directors, employees and officers, including the Chief Executive Officer and Chief Financial Officer. The current version of the Code of Ethical Business Conduct is available on the Company's website under the Investor Relations section at www.ollies.us. In accordance with the rules adopted by the SEC and NASDAQ, the Company intends to promptly disclose any amendments to certain provisions of the Code of Ethical Business Conduct, or waivers of such provisions granted to executive officers and directors, on its website under the Investor Relations section at www.ollies.us. The information contained on or accessible through the Company's website is not incorporated by reference into this Annual Report on Form 10-K.

The Company has adopted an insider trading policy governing the purchase, sale, and/or disposition of its securities by its directors, officers, employees, and other covered persons. The Company believes this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq listing standards. A copy of this policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K. Additionally, the Company's policy is to only engage in transactions of the Company securities in compliance with insider trading laws.

Item 11. *Executive Compensation*

The information required by this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item will be set forth in the Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

Financial Statements and Financial Statement Schedules

See "Index to Consolidated Financial Statements" in Item 8 of this Annual Report on Form 10-K. Financial statement schedules have been omitted because they are not required or are not applicable or because the information required in those schedules either is not material or is included in the consolidated financial statements or the accompanying notes.

Exhibits

The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit no.	Description
3.1†	Third Amended and Restated Certificate of Incorporation of Ollie's Bargain Outlet Holdings, Inc., as effective June 25, 2019 (incorporate by reference to Exhibit 3.1 to the Current Report filed on Form 8-K by the Company on July 1, 2019 (No. 001-37501)).
3.2†	Fourth Amended and Restated Bylaws of Ollie's Bargain Outlet Holdings, Inc., as effective June 25, 2019 (incorporated by reference to Exhibit 3.2 to the Current Report filed on Form 8-K by the Company on July 1, 2019 (No. 001-37501)).
4.1†	Form of Certificate of Common Stock (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Form S-1 Registration Statement filed by the Company on July 8, 2015 (No. 333-204942)).
4.2†	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.2 to the Form 10-K filed by the Company on March 24, 2021 (No. 001-37501)).
10.1†	Amended and Restated Credit Agreement, dated May 22, 2019, among Bargain Parent, Inc., OBO Ventures, Inc. and certain subsidiaries, as borrowers, Manufacturers and Traders Trust Company, as Administrative Agent, and certain lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on May 24, 2019 (No. 001-37501)).
10.2†	First Amendment, dated as of January 24, 2023, to Amended and Restated Credit Agreement, among Bargain Parent, Inc., OBO Ventures, Inc. and certain subsidiaries, as borrowers, Manufacturers and Traders Trust Company, as Administrative Agent, and certain lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on January 26, 2023 (No. 001-37501)).
10.3†	Second Amendment, dated as of January 9, 2024, to Amended and Restated Credit Agreement, among Bargain Parent, Inc., OBO Ventures, Inc. and certain subsidiaries, as borrowers, Manufacturers and Traders Trust Company, as Administrative Agent, and certain lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on January 9, 2024 (No. 001-37501)).
10.4†	Amended and Restated Guarantee and Collateral Agreement, dated May 22, 2019, Bargain Parent, Inc., Ollie's Holdings, Inc., OBO Ventures, Inc. and certain subsidiaries, in favor of Manufacturers and Trading Trust Company, as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Current Report filed on Form 8-K by the Company on May 24, 2019 (No. 001-37501)).
10.5†	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.9.1 to Amendment No. 3 to the Form S-1 Registration Statement filed by the Company on July 8, 2015 (No. 333-204942)).
10.6†+	Employment Agreement, dated January 31, 2025, by and between Ollie's Bargain Outlet, Inc. and John W. Swygert, Jr. (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on February 3, 2025 (No. 001-37501)).

Exhibit no.	Description
10.7†+	Employment Agreement, dated May 12, 2014, by and between Ollie's Bargain Outlet, Inc. and Kevin McLain (incorporated by reference to Exhibit 10.13 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).
10.8†+	Amendment to Employment Agreement, dated July 15, 2015, by and between Ollie's Bargain Outlet, Inc. and Kevin McLain (incorporated by reference to Exhibit 10.26 to the Form S-1 Registration Statement filed by the Company on February 8, 2016 (No. 333-209420)).
10.9†+	Amendment to Employment Agreement, dated April 11, 2021, by and between Ollie's Bargain Outlet, Inc. and Kevin McLain (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on April 15, 2021 (No. 001-37501)).
10.10+	Employment Agreement, dated January 30, 2025, by and between Ollie's Bargain Outlet, Inc. and Eric van der Valk (incorporated by reference to Exhibit 10.2 to the Current Report filed on Form 8-K by the Company on February 3, 2025 (No. 001-37501)).
10.11†+	Employment Agreement, dated October 1, 2021, by and between Ollie's Bargain Outlet, Inc. and James Comitale (incorporated by reference to Exhibit 10.1 to the Quarterly Report filed on Form 10-Q by the Company on December 7, 2021 (No. 001-37501)).
10.12†+	Employment Agreement, dated August 18, 2022, by and between Ollie's Bargain Outlet, Inc. and Lawrence Kraus (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on August 22, 2022 (No. 001-37501)).
10.13†+	Employment Agreement, effective October 17, 2022, by and between Ollie's Bargain Outlet, Inc. and Robert F. Helm (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on October 17, 2022 (No. 001-37501)).
10.14*+	Employment Agreement, dated May 20, 2024, by and between Ollie's Bargain outlet, Inc. and Chris Zender (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on June 5, 2024 (No. 001-37501)).
10.15†+	Bargain Holdings Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).
10.16†+	Form of Stock Option Agreement under Bargain Holdings, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).
10.17†+	2015 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Form S-8 Registration Statement filed by the Company on July 15, 2015 (No. 333-204942)).
10.18†+	Form of Restricted Stock Unit Award Agreement under 2015 Equity Incentive Plan. (incorporated by reference to Exhibit 10.15 to the Annual Report on Form 10-K by the Company on March 24, 2023 (No. 001-37501)).
10.19†+	Form of Stock Option Agreement under 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.23 to Amendment No. 2 to the Form S-1 Registration Statement filed by the Company on July 6, 2015 (No. 333- 204942)).
19.1*	Ollie's Bargain Outlet Holdings, Inc. Policy on Insider Trading and Communications with the Public
21.1*	List of subsidiaries
23.1*	Consent of KPMG LLP
24.1 *	Power of Attorney (included on the signature pages herein).
31.1 *	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2 *	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1 *	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit no.	Description
101.INS**	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

———————

*   Filed herewith.

†   Previously filed.

**   Submitted electronically with this report.

\+   Indicates management contract or compensatory plan.

Item 16.   *Form 10-K Summary*

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLLIE'S BARGAIN OUTLET HOLDINGS, INC.

Date: March 26, 2025

By: /s/ Robert Helm
Name: Robert Helm
Title: Executive Vice President and Chief Financial Officer(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Eric van der Valk, Robert Helm, and James Comitale each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Eric van der Valk Eric van der Valk	President and Chief Executive Officer and Director (Principal Executive Officer)	March 26, 2025
/s/ Robert Helm Robert Helm	Executive Vice President and Chief Financial Officer Principal Financial and Accounting Officer)	March 26, 2025
/s/ John Swygert John Swygert	Executive Chairman of the Board	March 26, 2025
/s/ Alissa Ahlman Alissa Ahlman	Director	March 26, 2025
/s/ Mary Baglivo Mary Baglivo	Director	March 26, 2025
/s/ Robert Fisch Robert Fisch	Director	March 26, 2025
/s/ Stanley Fleishman Stanley Fleishman	Director	March 26, 2025
/s/ Thomas Hendrickson Thomas Hendrickson	Director	March 26, 2025
/s/ Abid Rizvi Abid Rizvi	Director	March 26, 2025
/s/ Stephen White Stephen White	Director	March 26, 2025
/s/ Richard Zannino Richard Zannino	Director	March 26, 2025

Exhibit 19.1

**Policy on Insider Trading and
Communications with the
Public**



The purpose of this Policy on Insider Trading and Communications with the Public (this "Policy") is to help Ollie's Bargain Outlet Holdings, Inc. and its subsidiaries (the "Company") comply with U.S. federal and state securities laws, and to preserve the reputation and integrity of the Company. This Policy addresses the purchase or sale of securities of the Company and communications to persons or entities outside the Company of material, nonpublic information about the Company or the applicable security. This Policy should be viewed in addition to any restrictions on trading in Company securities imposed by employment or other agreements with the Company. It is the policy of the Company to comply with all applicable securities laws when transacting in its own securities. We have all worked hard to establish a reputation for integrity and ethical conduct, and we cannot afford to have that reputation damaged.

Who is Subject to this Policy?

This Policy applies to:

(a) all "Company Personnel," which is defined to mean: (i) all directors, officers and employees of the Company; and (ii) all agents and consultants of the Company who have access to or receive material, nonpublic information about the Company or any other company or entity with which the Company has done, does or intends to do, business in the course of their employment with, engagement by, or association with, the Company;

(b) all "Family Members," which is defined to mean: (i) all family members who reside with Company Personnel (including any spouse, child, stepchild, grandchild, parent, stepparent, grandparent, sibling, mother or father-in-law, son or daughter-in-law, or brother-in-law or sister-in-law, as well as any similar adoptive relationships), (ii) all other persons who live in the household of Company Personnel, and (iii) all family members who do not live in the household of Company Personnel, but whose transactions in Company securities are directed by, or subject to the influence or control of Company Personnel (such as parents or children who consult with persons identified in clauses (a) and (b) above before they trade in Company securities);

(c) all "Controlled Entities," which is defined to mean all persons, entities, including corporations, partnerships or trusts, whose transactions in Company securities are directed by, or subject to the influence or control of, Company Personnel or their Family Members; and

(d) all "Designated Persons" as defined below in Section IV of this Policy. As specified in Section IV of this Policy, Designated Persons or any persons acting on behalf of any Designated Persons are (a) subject to additional restrictions relating to the prohibition of purchases and sales of Company securities during Blackout Periods (as defined below) and (b) required to pre-clear purchases and sales of Company securities. These additional restrictions have been imposed to prevent inadvertent violations of the federal securities laws.

What Is Insider Trading?

Insider trading is illegal. Insider trading occurs when a person who is aware of material, nonpublic information about the Company buys or sells the Company's securities. Insider trading also can occur when a person communicates or passes ("tips") material, nonpublic information to another person or entity (the "tippee") without authorization by the Company, and the tippee trades on the basis of that information.

As set forth below in greater detail, information is (i) "material" if a reasonable investor would consider it important in deciding whether to buy, hold or sell securities, and (ii) "nonpublic" if it has not been disseminated in a manner making it available to investors generally.

What Securities Are Subject to This Policy?

The insider trading (including tipping) prohibitions are not limited to common stock of the Company. Under the law, insider trading in any security, including options to purchase common stock, debt or notes, warrants or convertible debentures, as well as derivative securities, such as exchange-traded options, whether or not issued by the Company, or preferred stock, is illegal. Accordingly, this Policy also applies to trading in the securities of companies or other entities with which the Company has conducted, currently conducts, or intends to conduct, business, such as past, current and potential customers and suppliers.

Questions

Questions about this Policy or any proposed transaction should be directed to the General Counsel (or his or her designee). Any references to the General Counsel in this Policy shall be deemed to include the General Counsel's designee and, as necessary, the Chief Financial Officer (''CFO'').

I.   POLICY STATEMENTS

Statement of Insider Trading Policy

If you are aware of material nonpublic information about the Company or the applicable securities you shall not, directly or indirectly (a) buy or sell securities (including buying or selling puts, calls and options) of the Company, or engage in any other action to take personal advantage of that information, until the information becomes public or is no longer material, or (b) pass or ''tip'' that information on to others outside the Company, including family and friends. In addition, if in the course of working for the Company, you learn of material nonpublic information about a company with which the Company has done, does, or will do, business (including a customer or supplier of the Company) you may not trade in that company's securities until the information becomes public or is no longer material.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are not exempt from this Policy. The securities laws do not recognize those kinds of mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct and ethics.

Statement of Communications Policy

The Company engages in communications with investors, securities analysts and the financial press. It is against the law – specifically, Regulation FD adopted by the Securities and Exchange Commission (the ''SEC'') – as well as this Policy, for any person authorized to act on behalf of the Company to disclose material, nonpublic information selectively to securities professionals (including, for example, buy and sell-side analysts, institutional investment managers and investment companies) or investors in any security of the Company under circumstances where it is reasonably foreseeable that the recipient may trade on the basis of that information, unless the information has first or simultaneously been disclosed to the public.

Only the Chairperson of the Board, the Chief Executive Officer (''CEO''), the Chief Operating Officer (''COO''), the CFO and any other person or investor relations firm expressly designated by the CEO, or the Board of Directors, is authorized to speak on behalf of the Company. Anyone who communicates without proper authorization will not only violate this Policy, but may also violate the anti-tipping provisions of the insider trading laws. Accordingly, information may not be disclosed to anyone outside the Company (including analysts, shareholders, journalists or any media outlet, family members and friends) other than in accordance with the procedures set forth in this Policy under the heading ''Procedures for Communications with the Public'' below. Moreover, neither the Company nor its business may be discussed in any internet ''chat room'' or any online or internet-based forum, including social media. You should familiarize yourself with the Company's Social Media Policy.

II.   MATERIALITY AND PUBLIC DISSEMINATION

Both the insider trading laws and Regulation FD use the same concepts of ''materiality'' and a similar concept of when information becomes ''public.''

Material Information

Information is ''material'' if a reasonable investor would consider it important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect the Company's stock price, whether it is positive or

negative, should be considered material. There is no bright line standard for assessing materiality; rather, materiality is based on an assessment of all the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. Some examples of information that ordinarily would be regarded as material include, but are not limited to:

- A proposed acquisition (whether of a material asset or a business or entity), or a proposed sale or disposition;

- Projected future earnings or losses;

- A significant expansion or cutback of operations;

- Extraordinary management or business developments;

- Changes in executive management;

- Significant lawsuits or legal settlements;

- Significant cyber incidents;

- A proposed merger or tender offer;

- A proposed strategic partnership, joint venture and distribution agreements;

- Any changes to earnings guidance or projections;

- Earnings, loss, or other historical financial information, that has not been made public and/or which may be inconsistent with the consensus expectations of the investment community;

- The potential or actual gain or loss of a significant customer, supplier, contract, or purchase order;

- Company restructuring;

- Borrowing activities, including contemplated financings and refinancings (other than in the ordinary course);

- Impending securities offerings by the Company;

- A change in dividend policy, the declaration of a stock split, or an offering of additional securities;

- Significant related party transactions;

- The establishment of a repurchase program for Company securities;

- A change in pricing or cost structure;

- Major marketing changes;

- A change in auditors or notification that the auditor's reports may no longer be relied upon;

- The imposition of a ban on trading in Company securities or the securities of another company; or

- Impending bankruptcy or the existence of severe liquidity problems.

When Information Is "Public"

Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. If you are aware of material nonpublic information, you may not trade until the information has been disclosed broadly to the marketplace (such as by press release or an SEC filing) and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until after the first full Trading Day (as defined below) after the information is publicly released by the Company, as described in Section IV below. If, for example, the Company were to make an announcement on a Monday prior to 9:30 a.m. New York time, you should not trade in the Company's securities until after 9:30 a.m. New York time on Tuesday. If an announcement were made on a Monday after 9:30 a.m. New York time, you should not trade in the Company's securities until after 9:30 a.m. New York time on Wednesday. Depending on the particular circumstances the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

If you have any question as to whether information is publicly available, please err on the side of caution and direct an inquiry to the General Counsel.

III.   PROHIBITED TRANSACTIONS

The Company considers it improper and inappropriate for Company Personnel to engage in short-term or speculative transactions in the Company's securities. It therefore is the Company's policy that Company Personnel may not engage in any of the following transactions:

Short-term Trading: Short-term trading of the Company's securities may be distracting and may unduly focus on the Company's short-term stock market performance instead of the Company's long-term business objectives. For these reasons, Company Personnel who purchase Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase. Please note that shares purchased through either an employee stock purchase plan or employee stock option plan are not subject to this restriction.

Short Sales: Short sales of the Company's securities evidence an expectation on the part of the seller that the securities will decline in value and, therefore, signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller's incentive to improve the Company's performance. For these reasons, short sales of the Company's securities are prohibited by this Policy. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), also prohibits directors and officers from engaging in short sales.

Publicly Traded Options: A transaction in options is, in effect, a bet on the short-term movement of the Company's stock and therefore creates the appearance that trading is based on inside information. Transactions in options also may focus attention on short-term performance at the expense of the Company's long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. Please note that option positions arising from certain types of hedging transactions are governed by the section captioned "Hedging Transactions" below.

Hedging Transactions: A hedging transaction under this Policy includes purchasing a financial instrument or engaging in any transaction that is designed to hedge, establish downside price protection or otherwise offset declines in the market value of Company Securities, including puts, calls, prepaid variable forward contracts, equity swaps, collars, exchange funds (excluding broad-based index funds) and other financial instruments that are designed to or have the effect of hedging or offsetting any decrease in the market value of Company securities. These hedging transactions allow Company Personnel to continue to own Company securities, but without the full risks and rewards of ownership. When that occurs, Company Personnel may no longer have the same objectives as the Company's other shareholders. Therefore, Company Personnel are prohibited from engaging in hedging transactions.

Margin Accounts and Pledges: Company Personnel may not hold any Company stock or other securities subject to this Policy in margin accounts and may not pledge Company stock or other securities as collateral for loans or other obligations. Shares held in margin accounts or that may otherwise constitute collateral may be foreclosed upon by the bank or applicable counterparty which could result in the shares being sold into the market at a time when a holder subject to this Policy is in possession of material nonpublic information. Such a sale would be a violation of this Policy.

IV.   BLACKOUT PERIODS AND PRE-CLEARANCE

Designated Persons are subject to the Blackout Periods and Pre-Clearance restrictions described in this Section IV. Designated Persons means:

(i)   All directors and officers (as defined in Rule 16a-1(f) of the Exchange Act) of the Company;

(ii)   Employees with the position of Vice President or higher;

(iii) Certain key operations, financial, merchandising, supply chain and communications employees (designated individuals will be identified and contacted through a separate memorandum);

(iv) Other persons as may be designated from time to time by the General Counsel (designated individuals will be identified and contacted through a separate memorandum); and

(v)   Family Members and Controlled Entities of individuals in clauses (i) – (iv).

Blackout Periods

To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that all Designated Persons and any persons acting on behalf of any Designated Persons, refrain from conducting transactions (for their own or related accounts) involving the purchase or sale of the Company's securities during the following periods (the ''Blackout Periods''):

- Unless otherwise determined by the General Counsel in his or her reasonable discretion, the period in any fiscal quarter**commencing on the 15th calendar day prior to the end of that fiscal period and ending after the first full Trading Day** (as defined below) after the date of public disclosure of the financial results of the Company for that fiscal period. If public disclosure occurs after 9:30 a.m. New York time but before 4:00 p.m. New York time on a Trading Day, then that day will not be considered the first Trading Day with respect to that public disclosure; or

- Any other period designated in writing by the General Counsel.

''Trading Day'' means a day on which any stock exchange or market on which the Company's stock trades is open for trading.

The purpose behind the Blackout Period is to help establish a diligent effort to avoid any improper transactions. All Designated Persons and any persons acting on behalf of Designated Persons must comply with the Blackout Period. Specific exceptions may be made, with approval, when a Designated Person does not possess material nonpublic information, personal circumstances warrant the exception, and/or the exception would not otherwise contravene the law or the purposes of this Policy. Any request for exception from this Policy must be directed to the Company's General Counsel.

Even at times that do not fall within the Blackout Period, if you possess material, nonpublic information concerning the Company you must not engage in any transactions in the Company's securities until that information has been known publicly for at least one full Trading Day. Please refer to ''Section IX—Authorized Spokespersons'' for additional information regarding the public dissemination of the Company's material, nonpublic information.

From time to time, the Company may impose at a time outside of the Blackout Periods that you must suspend trading because of developments known to the Company and not yet disclosed to the public. In such an event, you must not engage in any transaction involving the purchase or sale of the Company's securities during that period and must not disclose to others the fact of such a suspension in trading. You are individually responsible at all times for compliance with the prohibitions on insider trading. Trading in the Company's securities outside the Blackout Period should not be considered a ''safe harbor,'' and all Company Personnel should use good judgment at all times.

Mandatory Pre-Clearance

All Designated Persons must clear his, her or its trade in the Company's securities with the insider trading compliance officer, currently the Company's General Counsel, *before* the trade may occur.

Any Designated Person seeking to pre-clear a trade in the Company securities must follow the Pre- Clearance and Compliance Procedures (''Pre-Clearance Procedures''). Pursuant to the Pre-Clearance Procedures, such Designated Person must submit to the General Counsel a request for pre-clearance by means of a form which can be obtained from the General Counsel or as the General Counsel may otherwise determine in his or her reasonable discretion, at least **two** (2) business days before the date of the proposed transaction. In the event that the General Counsel (or his or her designee) is unavailable to review, then the CFO will review the request. The request for pre-clearance must state the date on which the proposed transaction will occur and identify the broker-dealer or any other investment professional responsible for executing the trade. If approval is granted, the name and title of the person who granted the pre-clearance must be noted on the pre-clearance form. If permission is denied, you must refrain from initiating any transaction in Company securities, and not inform any other person of the restriction.

The General Counsel will inform you of the decision with respect to your request to trade as soon as reasonably practical after considering all the circumstances relevant to a determination. Once the General Counsel has responded to a request, a written record of the request and the decision will be a part of the Company's records. If, after receiving pre-clearance, the transaction does not occur on the date proposed, you must reinstitute the pre-clearance process.

The General Counsel is under no obligation to approve a transaction submitted for pre-clearance, and may determine, based on an evaluation of risk, not to permit the transaction. If the General Counsel has not responded to a request for pre-clearance, *do not* trade in the Company's securities.

Pre-clearance requests will not be granted during any Blackout Periods. The General Counsel may exercise discretion in determining whether to alert the requestor of the reason(s) for denial of pre-clearance, whether based on the pendency of a Blackout Period or any other reason.

Even if approval to trade pursuant to the pre-clearance process is obtained in writing, or pre-clearance is not required for a particular transaction under this section of this Policy, (see below), the requestor (and/or any other related Covered Person) shall **NOT** trade in the Company's securities if he, she or it is aware of material, nonpublic information about the Company or any of the companies covered by this Policy. This Policy does not require pre-clearance of transactions in any other company's securities unless otherwise indicated in writing by the General Counsel.

Within one (1) business day of completing any purchase or sale of Company securities that has been pre-cleared, Designated Persons or his, her or its broker-dealer (or other agent effecting the transaction on the Designated Person's behalf) should deliver to the General Counsel a copy of documentation confirming the transactions. This Policy does not require submission of trade confirmations in other companies' securities unless otherwise indicated in writing by the General Counsel.

V.   RULE 10B5-1 PLANS

Rule 10b5-1 under the Exchange Act, provides an affirmative defense, under certain conditions, against allegations that an insider traded in the Company's securities while aware of material non-public information. In order to be eligible to rely on this defense, the person must enter into a contract, instruction or written plan for transactions in Company securities that meets certain conditions specified in Rule 10b5-1 (a "Rule 10b5-1 Plan"). A Rule 10b5-1 Plan is a document that sets forth a plan to buy or sell securities in the future without any further investment decision(s) at the time of the actual trade consummation. If the plan meets the requirements of Rule 10b5-1, Company securities may be purchased or sold without regard to certain insider trading restrictions, including the blackout and pre-clearance requirements described above.

In general, a Rule 10b5-1 Plan must be entered into (or amended, as the case may be) in good faith and not as part of a plan or scheme to evade the prohibitions of Exchange Act Section 10(b) and Rule 10b5-1 at a time when the person entering into the plan is not aware of material non-public information and not during a Blackout Period, and the person entering into the plan must act in good faith with respect to the plan. The plan must either specify the amount, pricing, and timing of transactions in advance or delegate discretion on these matters to an independent third party. The plan must not permit the person for whose account purchases or sales of securities will be made under the plan to subsequently exercise any influence over how, when or whether to purchase or sell any securities covered by the plan. Any Rule 10b5-1 Plan must adhere to the other requirements of Rule 10b5-1, including the restrictions set forth below, and be reviewed and approved by the General Counsel or his or her designee (including any amendments or modifications thereto) in advance of adoption.

- *Cooling-Off Period*. Each Rule 10b5-1 Plan must provide for a cooling-off period prior to the commencement of trading thereunder. If the person entering into the Rule 10b5-1 Plan is a director or officer (as defined in Section 16 of the Exchange Act), the cooling-off period must expire no earlier than the later of (i) ninety (90) days following adoption of the Rule 10b5-1 Plan or (ii) two (2) business days after the filing of the Company's Form 10-K or Form 10-Q that includes financial results for the quarter during which the Rule 10b5-1 Plan was adopted, subject to a maximum cooling-off period of one hundred twenty (120) days after adoption of the Rule 10b5-1 Plan. If the person entering into the Rule 10b5-1 Plan is not a director or officer, the cooling-off period must be at least thirty (30) days after adoption of the Rule 10b5-1 Plan. In addition, in the event of any modification or change to the amount, price or timing of a trade under a Rule 10b5-1 Plan, a new cooling-off period as described above will be required between such modification or change and the first possible transaction under such revised Rule 10b5-1 Plan or any new Rule 10b5-1 Plan.

- *No Multiple Overlapping Plans*. No person entering into a Rule 10b5-1 Plan may have a separate Rule 10b5-1 Plan outstanding, except a person may (i) use multiple brokers to effect transactions that, when taken together, satisfy the requirements for a Rule 10b5-1 Plan, (ii) maintain another Rule 10b5-1 Plan so long as transactions under the later-commencing plan cannot begin until after all transactions under the earlier-commencing Rule 10b5-1 Plan have been completed or expire without completion and the applicable cooling-off period is satisfied, treating the termination of the earlier-commencing Rule 10b5-1 Plan as the date of adoption of the

later-commencing Rule 10b5-1 Plan, or (iii) have an additional Rule 10b5-1 Plan that only allows sales that are necessary to satisfy tax withholding obligations that arise from the vesting of a compensatory award and such person does not exercise control over the timing of such sales.

- *Limitation on Single Trade Plans*. No person may adopt a Rule 10b5-1 Plan that contemplates only a single transaction if such person had adopted a Rule 10b5-1 Plan contemplating only a single transaction within the prior twelve (12) months.

- *Certification by Directors and Officers*. A director or officer (as defined in Section 16 of the Exchange Act) must include a representation in his or her Rule 10b5-1 Plan certifying that, on the date of adoption of the Rule 10b5-1 Plan, such director or officer is not aware of material nonpublic information about the Company or its securities and such director or officer is adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Exchange Act Section 10(b) and Exchange Act Rule 10b-5.

- *Information Provided by Directors and Officers*. Directors and officers (as defined in Section 16 of the Exchange Act) must provide the General Counsel or his or her designee with a final executed copy of, and any amendments to, any Rule 10b5-1 Plan adopted.

Public Disclosure of Rule 10b5-1 Plans. Each quarter, the Company is required to publicly disclose when directors or officers adopt or terminate Rule 10b5-1 Plans and provide a description of the material terms of each plan, including the name of the director or officer, the date of adoption or termination, the duration and the aggregate number of securities to be purchased or sold (however, the price at which the person executing the plan is authorized to trade does not need to be publicly disclosed).

VI. POST-TERMINATION TRANSACTIONS

The Policy continues to apply to your transactions in Company securities even after you have terminated employment (other than the pre-clearance and trading prohibitions during a Blackout Period (as defined above), which will cease to apply upon the expiration of any Blackout Period applicable at the time of termination of employment). If you are in possession of material nonpublic information when your employment terminates, you may not trade in Company securities until that information is publicly announced in a press release or in a Company report filed with or furnished to the SEC or otherwise publicly disseminated by the Company or is no longer material.

VII. TRANSACTIONS UNDER COMPANY PLANS

This Policy does not apply to the exercise of an employee stock option where all exercised shares continue to be held by the option holder and are not sold or publicly traded following the exercise of such option. The policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale of stock, including a sale for the purpose of generating the cash needed to pay the exercise price of an option.

This Policy's trading restrictions do not apply to the vesting of restricted stock or stock option exercises, or the exercise of a tax withholding right pursuant to which a person elected to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or option exercise. The Policy does apply, however, to any market sale of stock or to cashless exercise of the option through a broker, as this entails selling a portion of the underlying stock to lower the cost of the exercise.

Any other similar purchase of Company securities from the Company or sales of Company securities to the Company are not subject to this Policy.

VIII. GIFTS AND OTHER TRANSFERS NOT INVOLVING A PURCHASE OR SALE

Provided that no consideration is received from the recipient, gifts of Company securities to charities or other persons, as well as transfers to or from trusts or partnerships, by:

- any person subject to this Policy are permitted so long as the donor/transferor is not aware of material nonpublic information (subject to the next clause below);

- a Designated Person during a Blackout Period may be permitted if pre-clearance is obtained from the General Counsel in accordance with the Pre-Clearance Procedures; or

- a donor/transferor who is aware of material nonpublic information may be permitted if the one/transferee is a Family Member or Controlled Entity subject to this Policy and pre-clearance is obtained from the General Counsel in accordance with the Pre-Clearance Procedures.

IX. PROCEDURES FOR COMMUNICATIONS WITH THE PUBLIC

General Considerations

The Company is required under Regulation FD of the federal securities laws to avoid the selective disclosure of material nonpublic information. You may not, therefore, disclose information to anyone outside the Company, including analysts, shareholders, journalists or any media outlet, family members and friends, other than in accordance with those procedures. You also may not discuss the Company or its business in an internet "chat room" or any other internet or social media-based forum including, for example, posting comments on recruitment websites, at the end of articles posted on the internet, or on social media sites, such as Facebook, LinkedIn and Twitter.

The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of that information immediately upon its release.

Authorized Spokespersons

Only senior officials of the Company, or any other director, officer, Associate or agent of the Company who regularly communicates with investors and/or securities professionals, may be deemed to be persons "acting on behalf of" the Company for purposes of Regulation FD. Accordingly, you may subject the Company to possible SEC enforcement action for a violation of Regulation FD if you orally, or in writing, communicate material, nonpublic information to market professionals and investors in situations where the Company has not either previously, or simultaneously, released that information to the public pursuant to one or more of the following methods:

- Form 8-K or other document filed with, or submitted to, the SEC;

- A press release; or

- A conference call or webcast of such call that is open to the public at large (albeit solely on a "listen-only" basis where an authorized spokesperson deems it appropriate), and has been the subject of adequate advance notice within the meaning of Regulation FD.

The Company limits the number of spokespersons authorized to communicate on behalf of the Company with any person or entity outside the Company – both to ensure compliance with Regulation FD and otherwise to protect the confidentiality of sensitive business or financial information regarding the Company. Accordingly, the Company has designated the Chairperson of the Board of Directors, the CEO, the COO, the CFO and any investor relations firm or other person expressly designated by the CEO as the sole authorized spokespersons for the Company. These officers typically lead or participate in the presentations at the Company's quarterly earnings or other conference calls. From time to time, other Associates or members of the Board of Directors may be expressly designated as authorized spokespersons to respond to specific inquiries or to make specific presentations to the investment community as necessary or appropriate, in which case they too will be deemed to be "authorized spokespersons" for purposes of this Policy.

All inquiries regarding the Company or its securities made by any person or entity outside the Company, including but not limited to securities analysts, members of the media, existing shareholders and/or debtholders and potential investors (except in the context of planned and authorized presentations) with regard to the Company's business operations or prospects as well as the Company's financial condition, results of operations or any development or plan affecting the Company, should be referred immediately and exclusively to the Chairperson of the Board of Directors, the CEO or the CFO.

Inadvertent Disclosure

Should you become aware of facts suggesting that material, nonpublic information may have been communicated in violation of this Policy to a securities professional, an investor or potential investor, or the press – regardless of whether the source or means (oral, written or electronic (e.g., e-mail, Internet chat room, or social media)), then you must notify the General Counsel immediately orally. In certain circumstances, steps can be taken immediately upon discovery of the selective disclosure to protect both the Company and the person responsible for that communication. Regulation FD, for example, gives a brief period, generally 24 hours, after discovery of a careless or inadvertent selective disclosure to avoid potential SEC enforcement action by fully disclosing the information to the public.

Advance Review of Speeches and Presentations

Whenever practicable, the Company will encourage investor and analyst conferences in which Company Personnel participate to be open to the public and simultaneously webcast. If not expressly authorized by this Policy, Company

Personnel must obtain authorization to participate in that presentation from the Chairperson of the Board of Directors, the CEO or the CFO (or his or her respective designee). Any planned or pre-scripted portions of any conference presentation to be given regarding the Company should be reviewed in advance by at least one of the Chairperson of the Board of Directors, the CEO or the CFO (or his or her respective designee). If the conference is not open to the public, consideration should be given to appropriate public dissemination of the material to be presented. Special care should be taken in the case of statements made in the context of informal or one-on-one meetings with analysts or investors to avoid the inadvertent disclosure of material, nonpublic information.

Responding to Rumors

Rumors and media reports concerning the business and affairs of the Company may circulate from time to time. It is the Company's general policy not to comment upon such rumors and/or to publish corrections about inaccurate or incomplete media statements. You should not comment upon or respond to such rumors and/or media reports. Requests for comments or responses should be referred to the Chairperson of the Board of Directors, the CEO or the CFO.

Broad, Public Dissemination

It is the Company's policy to disseminate material information broadly throughout the marketplace. In disclosing material information, the Company follows a regimen intended to disseminate the news broadly. Specifically, the Company has a policy of disclosing information to the public pursuant to any or all of the means described above in the section captioned ''Authorized Spokespersons'' above.

Material information should not be disclosed initially in investor forums to which access may be limited (such as investor conferences and ''one-on-one'' meetings with investors or analysts). That kind of limited disclosure can create an unfair advantage for such persons. For purposes of these discussions, the key litmus test is that material information must be disseminated broadly before or as it is discussed with any investor or analyst.

X.   COMPANY ASSISTANCE

The General Counsel will administer this Policy (provided that, in the event of any situation involving the General Counsel as a Company Personnel, the CFO will administer this Policy and all references in this Policy to General Counsel will be deemed to refer to the CFO for those purposes). Accordingly, any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the General Counsel. **Ultimately, however, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with you.**

XI.   CERTIFICATIONS UNDER THE POLICY

Each of the Company Personnel subject to this Policy must certify on a regular basis that he or she is in compliance with this Policy. The General Counsel will be responsible for circulating certifications periodically.

XII. THE CONSEQUENCES OF VIOLATION

Insider trading is a serious crime. There are no limits on the size of transaction that will trigger insider trading liability. Not only does it damage those directly involved, but it also adversely affects the company whose directors, officers and other Associates, agents, consultants, or securities, were the subject of the offense. A company's reputation for integrity and honesty is an important corporate asset that can be harmed significantly through an insider trading investigation conducted by the SEC, the U.S. Department of Justice or other international body, even if no charges ultimately are brought. The consequences of violations of the federal securities laws governing insider trading (including tipping) are serious:

- **For individuals** who trade on inside information (or tip inside information to others):
    - civil penalty of up to three times the profit gained, or loss avoided;
    - criminal fine (no matter how small the profit) of up to $5 million;
    - jail term of up to 20 years;
    - disgorgement of profits;

- o cease-and-desist order to stop the violation, and penalties for violations of those orders or the federal securities laws; and

- o the SEC may seek to bar an individual found to have engaged in insider trading from serving as an officer or director of the Company or any other public company that filing reports with the SEC.

- **For a company** (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading or tipping by an Associate, director or other person or entity covered by that company's policy:

  - o a civil penalty not to exceed the greater of $1 million or three times the profit gained, or loss avoided as a result of that person's violation; and/or

  - o a criminal penalty of up to $25 million.

- **For Illegal Tipping (including as a result of unauthorized selective disclosure).** Penalties may apply regardless of whether the tipper derives any benefits from the tippee's trading activities. In addition, the person making the communication might be sued by the SEC as a ''cause'' of the Company's Regulation FD violation.

The Company, its directors, officers and the supervisory personnel as designated from time to time by the General Counsel, could be deemed ''controlling persons'' under the federal securities laws, subject to potential liability for insider trading (including tipping) based on another person's violations. Accordingly, it is important for these people to maintain an awareness of possible insider trading violations by persons under their control and to take measures where appropriate to prevent those violations. Directors, officers and other supervisory personnel who become aware of a potential violation of the insider trading prohibitions and/or a potential violation of this Policy must immediately advise the General Counsel and must take steps where appropriate to prevent persons under their supervision from misusing material, nonpublic information regarding the Company or any other company or entity covered by this Policy. All other Company Personnel should report potential violations of this Policy in accordance with the Company's Whistleblower Policy. Pursuant to the Company's Whistleblower Policy, the Company strictly prohibits retaliatory acts such as harassment, retaliation, or adverse employment consequences (including, but not limited to, discharge, demotion, suspension, or discrimination in the terms and conditions of employment) against any person who in good faith reports violations or suspected violations of this Policy.

Company-Imposed Sanctions

The failure to comply with this Policy may subject Company Personnel to Company-imposed sanctions, including, but not limited to, ineligibility for future participation in the Company's equity incentive plans, referral to appropriate law enforcement and regulatory authorities, and/or termination for cause, whether or not the failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish one's reputation and irreparably damage a career.

* * *

Exhibit 21.1

SUBSIDIARIES OF OLLIE'S BARGAIN OUTLET HOLDINGS, INC.

Subsidiary	State or Other Jurisdiction of Formation
Bargain Parent, Inc.	Delaware
Ollie's Holdings, Inc.	Delaware
Ollie's Bargain Outlet, Inc.	Pennsylvania
OBO Ventures, Inc.	Pennsylvania

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-205685) on Form S-8 and (No. 333-213514) on Form S-3 of our reports dated March 26, 2025, with respect to the consolidated financial statements of Ollie's Bargain Outlet Holdings, Inc. and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Harrisburg, Pennsylvania
March 26, 2025

Exhibit 31.1

CERTIFICATIONS

I, Eric van der Valk, certify that:

1. I have reviewed this annual report on Form 10-K of Ollie's Bargain Outlet Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 26, 2025   /s/ Eric van der Valk
                                                        _____
                                                        Eric van der Valk
                                                        President and Chief Executive Officer
                                                        (Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Robert Helm, certify that:

1. I have reviewed this annual report on Form 10-K of Ollie's Bargain Outlet Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 26, 2025   /s/ Robert Helm
                                                          _____
                                                          Robert Helm
                                                          Executive Vice President and Chief Financial Officer
                                                          (Principal Financial Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report of Ollie's Bargain Outlet Holdings, Inc. (the "Company") on Form 10-K for the fiscal year ended February 1, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Eric van der Valk, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 26, 2025

/s/ Eric van der Valk

Eric van der Valk
President and Chief Executive Officer

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report of Ollie's Bargain Outlet Holdings, Inc. (the "Company") on Form 10-K for the fiscal year ended February 1, 2025, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert Helm, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 26, 2025

/s/ Robert Helm

Robert Helm
Executive Vice President and Chief Financial Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Form 10-K/A
(Amendment No. 1)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 1, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-37501

Ollie's Bargain Outlet Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	80-0848819
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

6295 Allentown Boulevard Suite 1 **Harrisburg, Pennsylvania**	**17112**
(Address of principal executive offices)	**(Zip Code)**

(717) 657-2300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 par value	OLLI	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicated by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of August 2, 2024 (the last business day of the registrant's most recently completed second fiscal quarter), based on the closing sale price per share as reported by the NASDAQ Stock Market LLC on such date, was approximately $5.9 billion. For purposes of this calculation only, the registrant has excluded all shares held in the treasury or that may be deemed to be beneficially owned by executive officers and directors of the registrant. By doing so, the registrant does not concede that such persons are affiliates for purposes of federal securities laws.

The number of outstanding shares of the registrant's common stock, $0.001 par value, as of March 21, 2025 was 61,251,018.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2025 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed pursuant to Regulation 14A within 120 days after the end of the 2024 fiscal year, are incorporated by reference into Part III of this Form 10-K.

Auditor Name: KPMG LLP	Auditor Location: Harrisburg, PA	Auditor Firm ID: 185

EXPLANATORY NOTE

On March 26, 2025, Ollie's Bargain Outlet Holdings, Inc. (the "Company") filed its Annual Report on Form 10-K for the fiscal year ended February 1, 2025 (the "Original 2024 10-K"), with the Securities and Exchange Commission (the "SEC"). In the Original 2024 10-K, the Company inadvertently omitted listing its Compensation Recoupment Policy, dated December 1, 2023 (the "Clawback Policy"), as an exhibit. This Amendment No. 1 on Form 10-K/A ("Amendment No. 1") is being filed to revise the Exhibit Index, contained in Part IV, Item 15, to include a reference to the Clawback Policy as Exhibit 97.1. In addition, the Company has included current-dated Exhibit 31 certifications with this Amendment No. 1.

Amendment No. 1 speaks as of the March 26, 2025 filing date of the Original 2024 10-K, and does not reflect events that may have occurred subsequent to the filing date of the Original 2024 10-K. Except as described above, no other changes have been made to the Original 2024 10-K, and Amendment No. 1 does not modify, amend or update in any way any of the financial or other information contained in the Original 2024 10-K. Amendment No. 1 should be read in conjunction with the Original 2024 10-K and the Company's other filings with the SEC.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

Exhibits

The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Amendment No. 1.

Exhibit no.	Description
3.1†	Third Amended and Restated Certificate of Incorporation of Ollie's Bargain Outlet Holdings, Inc., as effective June 25, 2019 (incorporate by reference to Exhibit 3.1 to the Current Report filed on Form 8-K by the Company on July 1, 2019 (No. 001-37501)).
3.2†	Fourth Amended and Restated Bylaws of Ollie's Bargain Outlet Holdings, Inc., as effective June 25, 2019 (incorporated by reference to Exhibit 3.2 to the Current Report filed on Form 8-K by the Company on July 1, 2019 (No. 001-37501)).
4.1†	Form of Certificate of Common Stock (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Form S-1 Registration Statement filed by the Company on July 8, 2015 (No. 333-204942)).
4.2†	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.2 to the Form 10-K filed by the Company on March 24, 2021 (No. 001-37501)).
10.1†	Amended and Restated Credit Agreement, dated May 22, 2019, among Bargain Parent, Inc., OBO Ventures, Inc. and certain subsidiaries, as borrowers, Manufacturers and Traders Trust Company, as Administrative Agent, and certain lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on May 24, 2019 (No. 001-37501)).
10.2†	First Amendment, dated as of January 24, 2023, to Amended and Restated Credit Agreement, among Bargain Parent, Inc., OBO Ventures, Inc. and certain subsidiaries, as borrowers, Manufacturers and Traders Trust Company, as Administrative Agent, and certain lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on January 26, 2023 (No. 001-37501)).
10.3†	Second Amendment, dated as of January 9, 2024, to Amended and Restated Credit Agreement, among Bargain Parent, Inc., OBO Ventures, Inc. and certain subsidiaries, as borrowers, Manufacturers and Traders Trust Company, as Administrative Agent, and certain lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on January 9, 2024 (No. 001-37501)).
10.4†	Amended and Restated Guarantee and Collateral Agreement, dated May 22, 2019, Bargain Parent, Inc., Ollie's Holdings, Inc., OBO Ventures, Inc. and certain subsidiaries, in favor of Manufacturers and Trading Trust Company, as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Current Report filed on Form 8-K by the Company on May 24, 2019 (No. 001-37501)).
10.5†	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.9.1 to Amendment No. 3 to the Form S-1 Registration Statement filed by the Company on July 8, 2015 (No. 333-204942)).
10.6†+	Employment Agreement, dated January 31, 2025, by and between Ollie's Bargain Outlet, Inc. and John W. Swygert, Jr. (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on February 3, 2025 (No. 001-37501)).
10.7†+	Employment Agreement, dated May 12, 2014, by and between Ollie's Bargain Outlet, Inc. and Kevin McLain (incorporated by reference to Exhibit 10.13 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).
10.8†+	Amendment to Employment Agreement, dated July 15, 2015, by and between Ollie's Bargain Outlet, Inc. and Kevin McLain (incorporated by reference to Exhibit 10.26 to the Form S-1 Registration Statement filed by the Company on February 8, 2016 (No. 333-209420)).

Exhibit no.	Description
10.9†+	Amendment to Employment Agreement, dated April 11, 2021, by and between Ollie's Bargain Outlet, Inc. and Kevin McLain (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on April 15, 2021 (No. 001-37501)).
10.10†+	Employment Agreement, dated January 30, 2025, by and between Ollie's Bargain Outlet, Inc. and Eric van der Valk (incorporated by reference to Exhibit 10.2 to the Current Report filed on Form 8-K by the Company on February 3, 2025 (No. 001-37501)).
10.11†+	Employment Agreement, dated October 1, 2021, by and between Ollie's Bargain Outlet, Inc. and James Comitale (incorporated by reference to Exhibit 10.1 to the Quarterly Report filed on Form 10-Q by the Company on December 7, 2021 (No. 001-37501)).
10.12†+	Employment Agreement, dated August 18, 2022, by and between Ollie's Bargain Outlet, Inc. and Lawrence Kraus (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on August 22, 2022 (No. 001-37501)).
10.13†+	Employment Agreement, effective October 17, 2022, by and between Ollie's Bargain Outlet, Inc. and Robert F. Helm (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on October 17, 2022 (No. 001-37501)).
10.14†+	Employment Agreement, dated May 20, 2024, by and between Ollie's Bargain Outlet, Inc. and Chris Zender (incorporated by reference to Exhibit 10.1 to the Current Report filed on Form 8-K by the Company on June 5, 2024 (No. 001-37501)).
10.15†+	Bargain Holdings Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.16 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).
10.16†+	Form of Stock Option Agreement under Bargain Holdings, Inc. 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to the Form S-1 Registration Statement filed by the Company on June 15, 2015 (No. 333-204942)).
10.17†+	2015 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Form S-8 Registration Statement filed by the Company on July 15, 2015 (No. 333-204942)).
10.18†+	Form of Restricted Stock Unit Award Agreement under 2015 Equity Incentive Plan. (incorporated by reference to Exhibit 10.15 to the Annual Report filed on Form 10-K by the Company on March 24, 2023 (No. 001-37501)).
10.19†+	Form of Stock Option Agreement under 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.23 to Amendment No. 2 to the Form S-1 Registration Statement filed by the Company on July 6, 2015 (No. 333- 204942)).
19.1†	Ollie's Bargain Outlet Holdings, Inc. Policy on Insider Trading and Communications with the Public (incorporated by reference to Exhibit 19.1 to the Annual Report filed on Form 10-K by the Company on March 26, 2025 (No. 001-37501)).
21.1†	List of subsidiaries (incorporated by reference to Exhibit 21.1 to the Annual Report filed on Form 10-K by the Company on March 26, 2025 (No. 001-37501)).
23.1†	Consent of KPMG LLP (incorporated by reference to Exhibit 23.1 to the Annual Report filed on Form 10-K by the Company on March 26, 2025 (No. 001-37501)).
24.1†	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Annual Report filed on Form 10-K by the Company on March 26, 2025 (No. 001-37501)).
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1†	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 32.1 to the Annual Report filed on Form 10-K by the Company on March 26, 2025 (No. 001-37501)).
32.2†	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 32.2 to the Annual Report filed on Form 10-K by the Company on March 26, 2025 (No. 001-37501)).

Exhibit no.	Description
97.1†+	Ollie's Bargain Outlet Holdings, Inc. Policy for Recoupment of Incentive Compensation (incorporated by reference to Exhibit 97 to the Annual Report filed on Form 10-K by the Company on March 27, 2024 (No. 001-37501)).
101.INS**	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH**	Inline XBRL Taxonomy Extension Schema Document.
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

---

*   Filed herewith.

†   Previously filed.

**   Submitted electronically with this report.

+   Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLLIE'S BARGAIN OUTLET HOLDINGS, INC.

Date: April 11, 2025   By: /s/ Robert Helm

Name: Robert Helm
Title: Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 31.1

CERTIFICATIONS

I, Eric van der Valk, certify that:

1.   I have reviewed this Form 10-K/A for the year ended February 1, 2025, of Ollie's Bargain Outlet Holdings, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 11, 2025   /s/ Eric van der Valk

                                                        Eric van der Valk
                                                        President and Chief Executive Officer
                                                        (Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Robert Helm, certify that:

1. I have reviewed this Form 10-K/A for the year ended February 1, 2025, of Ollie's Bargain Outlet Holdings, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 11, 2025

/s/ Robert Helm

Robert Helm
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

DIRECTORS

John Swygert
Executive Chairman,
Ollie's Bargain
Outlet Holdings, Inc.

Richard Zannino
Lead Independent Director,
Managing Director of CCMP
Capital Advisors, LP

Alissa Ahlman
Former Chief Merchandising Officer,
Home Furnishing Division
of the Franchise Group, Inc.

Mary Baglivo
Chief Executive Officer of
The Baglivo Group and
Former Chief Executive Officer
of Saatchi and Saatchi

Robert Fisch
President of RNF Group,
Former President and Chief
Executive Officer, rue21, Inc.

Stanley Fleishman
Chief Executive Officer,
Jetro/Restaurant Depot Group

Thomas Hendrickson
Former Executive Vice
President, Chief Administrative
and Financial Officer,
Sports Authority, Inc.

Abid Rizvi
Chief Executive Officer,
AriZona Beverages

Stephen White
Former Chief Logistics Officer,
Dollar Tree, Inc.

Eric van der Valk
President and
Chief Executive Officer,
Ollie's Bargain Outlet Holdings, Inc.



EXECUTIVE OFFICERS

Eric van der Valk
President and
Chief Executive Officer

Chris Zender
Executive Vice President,
Chief Operating Officer

Robert Helm
Executive Vice President,
Chief Financial Officer

Kevin McLain
Senior Vice President, General
Merchandise Manager

Larry Kraus
Senior Vice President,
Chief Information Officer

Jim Comitale
Senior Vice President,
General Counsel

CORPORATE INFORMATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
30 North 3rd Street, Suite 1000
Harrisburg, PA 17101-1715

TRANSFER AGENT
Equiniti Trust Company, LLC ("EQ")
48 Wall Street, Floor 23
New York, NY 10005
Telephone: 800-937-5449
Internet:
https://equiniti.com/us/ast-access/individuals

STOCK EXCHANGE LISTING
THE NASDAQ Global Select
Market

TICKER
OLLI

INVESTOR RELATIONS
ICR, LLC
761 Main Avenue
Norwalk, CT 06851
Telephone: 800-210-8491
Internet: www.icrinc.com

FORM 10-K
A copy of the Company's
annual report filed with the
Securities and Exchange
Commission (Form 10-K) will
be furnished without charge
to any stockholder upon
written request to the Investor
Relations address listed to the
left.

Other Information about Ollie's
Bargain Outlet Holdings, Inc. is
also available on the Internet
at: https://investors.ollies.com.



BARGAIN IS OUR MIDDLE NAME®